UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

and its subsidiaries

Interim Condensed Consolidated Financial Statements

at June 30, 2019

and report on review

Banco Santander (Brasil) S.A.

Independent auditor's report

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Introduction

We have reviewed the interim consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries ("Bank") as at June 30, 2019, and the related consolidated income statements, statements of comprehensive income for the quarter and six-month period then ended, and the statements of changes in stockholder’s equity and cash flows statements for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim condensed consolidated financial statements in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated condensed

interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A., and its subsidiaries as at June 30, 2019, their consolidated financial performance for the quarter and six-month period then ended and its cash flows for the six-month period then ended, in accordance with the International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

Banco Santander (Brasil) S.A.

Other matters

Complementary information - Statements of value added

We have also reviewed the consolidated statements of value added for the six-month period ended June 30, 2019, included in Appendix I, prepared under the responsibility of the management, whose presentation is required by Brazilian Corporate Law for publicly-held companies. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in a manner consistent with the interim condensed consolidated financial statements taken as a whole.

São Paulo, July 23, 2019

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Brazilian Reais – R$ - unless otherwise indicated

ASSETS	Note	6/30/2019	12/31/2018

		15,828,098	19,502,656

Financial Assets Measured At Fair Value Through Profit Or Loss	3-a	33,784,406	43,711,800
Debt instruments		3,756,249	3,171,746
Balances With The Brazilian Central Bank		30,028,157	40,540,054

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	3-a	61,126,830	68,852,314
Debt instruments		38,797,489	50,066,469
Equity instruments		1,365,356	766,333
Trading derivatives	17-a	20,963,985	18,019,512

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	3-a	290,893	917,477
Equity instruments		290,893	298,297
Loans and advances to customers		-	619,180

Financial Assets Measured At Fair Value Through Other Comprehensive Income	3-a	91,256,372	85,436,677
Debt instruments		91,207,030	85,395,691
Equity instruments		49,342	40,986

Financial Assets Measured At Amortized Cost	3-a	456,342,533	429,692,406
Loans and amounts due from credit institutions		115,199,677	91,820,690
Loans and advances to customers		295,034,613	301,072,207
Debt instruments		46,108,243	36,799,509

Hedging Derivatives	17-a	279,646	343,934

Non-Current Assets Held For Sale	4	1,277,883	1,380,231

Investments in Associates and Joint Ventures	5	1,031,166	1,053,315

Tax Assets		31,910,672	31,565,767
Current		4,131,419	3,885,189
Deferred		27,779,253	27,680,578

Other Assets		4,883,971	4,800,467

Tangible Assets	6	9,403,036	6,588,975

Intangible Assets		30,187,095	30,018,988
Goodwill	7-a	28,375,004	28,378,288
Other intangible assets	7-b	1,812,091	1,640,700

Total Assets		737,602,601	723,865,007

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements - June 30, 2019           4

LIABILITIES AND STOCKHOLDERS' EQUITY	Notes	6/30/2019	12/31/2018

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	8-a	47,644,377	50,938,992
Trading derivatives	17-a	21,877,496	18,243,315
Short positions	17-a.7	25,766,881	32,695,677

Financial Liabilities Measured At Fair Value Through Profit Or Loss	8-a	2,214,397	1,946,056
Other financial liabilities		2,214,397	1,946,056

Financial Liabilities Measured at Amortized Cost	8-a	554,148,727	547,295,169
Deposits from Brazilian Central Bank and deposits from credit institutions		90,821,992	99,022,806
Customer deposits		326,213,309	304,197,800
Marketable debt securities		78,216,953	74,626,232
Subordinated liabilities		-	9,885,608
Debt Instruments Eligible to Compose Capital		9,672,288	9,779,943
Other financial liabilities		49,224,185	49,782,780

Hedging Derivatives	17-a	251,664	223,520

Provisions	9-a	16,061,752	14,695,898
Provisions for pension funds and similar obligations		4,816,901	3,357,654
Provisions for judicial and administrative proceedings, commitments and other provisions		11,244,851	11,338,244

Tax Liabilities		11,208,552	8,074,764
Current		6,978,184	5,043,375
Deferred		4,230,368	3,031,389

Other Liabilities		9,942,759	9,095,148

Total Liabilities		641,022,228	632,269,547

Stockholders' Equity	10	96,765,854	91,881,738
Share Capital		57,000,000	57,000,000
Reserves		35,402,036	30,377,693
Treasury shares		(614,808)	(461,432)
Option for Acquisition of Equity Instrument		(67,000)	(1,017,000)
Profit for the period attributable to the Parent		7,045,626	12,582,477
Less: Dividends and remuneration		(2,000,000)	(6,600,000)

Other Comprehensive Income		(748,188)	(878,863)

Stockholders' Equity Attributable to the Parent		96,017,666	91,002,875

Non - Controlling Interests		562,707	592,585

Total Stockholders' Equity		96,580,373	91,595,460
Total Liabilities and Stockholders' Equity		737,602,601	723,865,007

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements - June 30, 2019           5

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS
Amounts expressed in thousands of Brazilian Reais – R$ - unless otherwise indicated
Note		4/01 to 6/30/2019	4/01 to 6/30/2018	1/01 to 6/30/2019	1/01 to 6/30/2018

Interest and similar income		18,360,977	18,387,613	36,692,182	35,428,651
Financial Instruments Measured At Fair Value Through Other Comprehensive Income		832,011	596,655	1,608,411	782,886
Financial Instruments Measured At Amortized Cost		15,051,068	14,636,389	29,736,155	28,445,622
Others		2,477,898	3,154,569	5,347,616	6,200,143
Interest expense and similar charges		(7,052,822)	(8,066,446)	(14,916,575)	(15,288,024)
Financial Instruments Measured At Fair Value Through Other Comprehensive Income		(77,569)	(93,870)	(158,069)	(187,807)
Financial Instruments Measured At Amortized Cost		(6,948,942)	(7,964,523)	(14,716,770)	(15,080,403)
Others		(26,311)	(8,053)	(41,736)	(19,814)
Net Interest Income		11,308,155	10,321,167	21,775,607	20,140,627
Income from equity instruments		5,626	8,218	7,697	21,730
Income from companies accounted by the equity method	5-a	31,428	29,585	60,462	32,962
Fee and commission income		4,701,203	4,401,441	9,383,945	8,651,485
Fee and commission expense		(878,753)	(883,720)	(1,796,791)	(1,678,515)
Gains (losses) on financial assets and liabilities (net)		(206,732)	(2,496,808)	(1,024,142)	(2,479,354)
Financial Instruments Measured At Fair Value Through Profit Or Loss		67,022	(34,205)	84,958	(227,141)
Financial Instruments Measured At Fair Value Through Profit Or Loss Held For Trading		(249,399)	(2,415,989)	(1,042,793)	(2,121,314)
Non-Trading Financial Instruments Mandatorily Measured At Fair Value Through Profit Or Loss		(37,620)	-	4,925	-
Other financial instruments measured at fair value through profit or loss		-	(191,757)	-	(194,008)
Financial instruments not measured at fair value through profit or loss		(24,761)	10,021	(44,009)	26,415
Other		38,026	135,122	(27,223)	36,694
Exchange differences (net)		960,288	(3,232,829)	1,819,607	(3,180,805)
Other operating expense		(359,465)	(217,650)	(609,789)	(389,525)
Total Income		15,561,750	7,929,404	29,616,596	21,118,605
Administrative expenses		(4,144,812)	(4,129,705)	(8,221,060)	(8,194,616)
Personnel expenses	12-a	(2,285,809)	(2,260,969)	(4,589,989)	(4,545,744)
Other administrative expenses	12-b	(1,859,003)	(1,868,736)	(3,631,071)	(3,648,872)
Depreciation and amortization		(584,079)	(431,140)	(1,156,906)	(863,129)
Tangible assets	6-a	(452,893)	(302,087)	(898,886)	(604,182)
Intangible assets	7-b	(131,186)	(129,053)	(258,020)	(258,947)
Provisions (net)	9	(826,014)	5,848	(1,271,991)	(734,944)
Impairment losses on financial assets (net)		(3,371,119)	(3,158,372)	(6,476,863)	(6,179,179)
Financial Assets Measured At Amortized Cost	3-b.2	(3,371,045)	(3,158,519)	(6,476,863)	(6,179,002)
Gains (losses) due to derecognition of financial assets measured at amortized cost		(74)	147	-	(177)
Impairment losses on other assets (net)		(12,334)	(351,318)	(10,782)	(413,518)
Other intangible assets	7-b	(4,963)	(305,864)	(1,393)	(305,864)
Other assets		(7,371)	(45,454)	(9,389)	(107,654)
Gains (losses) on disposal of assets not classified as non-current assets held for sale
		8,999	(4,899)	8,827	(11,533)
Gains (losses) on non-current assets held for sale not classified as discontinued operations
		(114,678)	24,792	(131,630)	28,526
Operating Income Before Tax		6,517,713	(115,390)	12,356,191	4,750,212
Income taxes	11	(3,029,819)	3,036,904	(5,194,708)	1,042,978
Consolidated Net income for the period		3,487,894	2,921,514	7,161,483	5,793,190
Profit attributable to the Parent		3,436,136	2,875,750	7,045,626	5,702,052
Profit attributable to non-controlling interests		51,758	45,764	115,857	91,138

Interim Condensed Consolidated Financial Statements - June 30, 2019           6

Note	4/01 to 6/30/2019	4/01 to 6/30/2018	1/01 to 6/30/2019	1/01 to 6/30/2018
Earnings Per Share (Brazilian Real)

Basic earnings per 1,000 shares (Brazilian Real)
Common shares	438.47	365.98	899.00	724.96
Preferred shares	482.31	402.58	988.90	797.45
Diluted earnings per 1,000 shares (Brazilian Real)
Common shares	438.46	365.97	898.98	724.94
Preferred shares	482.31	402.57	988.88	797.44

Net Profit attributable - Basic (Brazilian Real)
Common shares	1,668,147	1,396,228	3,420,449	2,767,993
Preferred shares	1,767,989	1,479,522	3,625,177	2,934,059
Net Profit attributable - Diluted (Brazilian Real)
Common shares	1,668,147	1,396,227	3,420,448	2,767,992
Preferred shares	1,767,989	1,479,523	3,625,178	2,934,060
Weighted average shares outstanding (in thousands) - basic
Common shares	3,804,493	3,815,038	3,804,745	3,818,148
Preferred shares	3,665,634	3,675,119	3,665,886	3,679,289
Weighted average shares outstanding (in thousands) - diluted
Common shares	3,804,561	3,815,105	3,804,813	3,818,215
Preferred shares	3,665,702	3,675,186	3,665,954	3,679,356

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements - June 30, 2019           7

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF COMPREENSIVE INCOME
Amounts expressed in thousands of Brazilian Reais – R$ - unless otherwise indicated
Note	4/01 to 6/30/2019	4/01 to 6/30/2018	1/01 to 6/30/2019	1/01 to 6/30/2018
Consolidated Profit for the Period	3,487,894	2,921,514	7,161,483	5,793,190

Other Comprehensive Income that will be subsequently reclassified for profit or loss when specific conditions are met:	781,595	(1,559,015)	934,774	(1,050,854)

Financial Assets Measured At Fair Value Through Other Comprehensive Income	682,457	(1,336,095)	912,922	(997,936)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,226,001	(2,266,521)	1,647,558	(2,054,213)
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	-	(28,557)	-	(30,808)
Gains / (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	-	-	-	296,802
Income taxes	(543,544)	958,983	(734,636)	790,283

Cash flow hedges	99,138	(222,920)	21,852	(52,918)
Valuation adjustments	180,027	(372,350)	56,359	(61,138)
Amounts transferred to income statement	(5,088)	-	13,392	-
Income taxes	(75,801)	149,430	(47,899)	8,220

Other Comprehensive Income that won't be reclassified for Net income:	(787,521)	342,087	(804,099)	336,495

Defined Benefits plan	(787,521)	342,087	(804,099)	336,495
Defined Benefits plan	(1,298,191)	574,260	(1,305,936)	574,210
Income taxes	510,670	(232,173)	501,837	(237,715)

Total Comprehensive Income	3,481,968	1,704,586	7,292,158	5,078,831

Attributable to the parent	3,430,210	1,658,822	7,176,321	4,987,693
Attributable to non-controlling interests	51,758	45,764	115,857	91,138
Total	3,449,571	1,704,586	7,292,178	5,078,831

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements - June 30, 2019           8

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Amounts expressed in thousands of Brazilian Reais – R$ - unless otherwise indicated
		Stockholders´ Equity Attributable to the Parent												Non-controlling Interests	Total Stockholders´ Equity

	Note	Share Capital	Reserves	Treasury shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Stockholders´ Equity Attributable to the Parent	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total Stockholders´ Equity Attributable to the Parent

Balances at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Effects of IFRS 9 first adoption (note 1)	1-c	-	(1,245,023)	-	-	-	-	(1,245,023)	(296,802)	-	-	-	(1,541,825)	-	(1,541,825)
Balances at January 1, 2018	1- c.1.iii	57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	5,702,052	-	5,702,052	(997,936)	336,495	-	(52,918)	4,987,693	91,138	5,078,831
Net profit		-	-	-	-	5,702,052	-	5,702,052	-	-	-	-	5,702,052	91,138	5,793,190
Other comprehensive income		-	-	-	-	-	-	-	(997,936)	336,495	-	(52,918)	(714,359)	-	(714,359)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(997,936)	-	-	-	(997,936)	-	(997,936)
Pension plans		-	-	-	-	-	-	-	-	336,495	-	-	336,495	-	336,495
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(52,918)	(52,918)	-	(52,918)
Appropriation of net profit		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument		-	106,440	-	-	-	-	106,440	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	10-b	-	(6,300,000)	-	-	-	5,100,000	(1,200,000)	-	-	-	-	(1,200,000)	-	(1,200,000)
Share based compensation		-	(69,667)	-	-	-	-	(69,667)	-	-	-	-	(69,667)	-	(69,667)
Treasury shares	10-c	-	-	(208,426)	-	-	-	(208,426)	-	-	-	-	(208,426)	-	(208,426)
Treasury shares income	10-c	-	-	(25)	-	-	-	(25)	-	-	-	-	(25)	-	(25)
Capital restructuring	10-c	-	(8,112)	-	-	-	-	(8,112)	-	-	-	-	(8,112)	-	(8,112)
Other		-	(11,824)	-	-	-	-	(11,824)	-	-	-	-	(11,824)	147,010	135,186
Balances as of June 30, 2018		57,000,000	30,362,329	(356,891)	(1,017,000)	5,702,052	(1,200,000)	90,490,490	518,836	(2,367,885)	859,370	(795,850)	88,704,961	568,602	89,273,563

Balances at December 31, 2018	1- c.1.iii	57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

Total comprehensive income		-	-	-	-	7,045,626	-	7,045,626	912,922	(804,099)	-	21,852	7,176,301	115,857	7,292,158
Net profit		-	-	-	-	7,045,626	-	7,045,626	-	-	-	-	7,045,626	115,857	7,161,483
Other comprehensive income		-	-	-	-	-	-	-	912,922	804,099	-	21,852	130,675	-	130,675
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	912,922	-	-	-	912,922	-	912,922
Pension plans		-	-	-	-	-	-	-	-	804,099	-	-	804,099	-	804,099
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	21,852	21,852	-	21,852
Appropriation of net income from prior years		-	12,582,477	-	-	(12,582,477)	-	-	-	-	-	-	-	-	-
Option for Acquisition of Equity Instrument		-	(950,000)	-	950,000	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	10-b	-	(6,600,000)	-	-	-	4,600,000	(2,000,000)	-	-	-	-	(2,000,000)	-	(2,000,000)
Share based compensation		-	(30,874)	-	-	-	-	(30,874)	-	-	-	-	(30,874)	-	(30,874)
Treasury shares	10-c	-	-	(151,848)	-	-	-	(151,848)	-	-	-	-	(151,848)	-	(151,848)
Capital restructuring	10-c	-	-	(1,528)	-	-	-	(1,528)	-	-	-	-	(1,528)	-	(1,528)
Treasury shares income	10-c	-	3,898	-	-	-	-	3,898	-	-	-	-	3,898	-	3,898
Other		-	18,848	-	-	-	-	18,848	-	-	-	-	18,848	(145,735)	(126,893)
Balances as of June 30, 2019		57,000,000	35,402,036	(614,808)	(67,000)	7,045,626	(2,000,000)	96,765,854	2,905,503	(3,875,139)	859,370	(637,922)	96,017,666	562,707	96,580,373
The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements - June 30, 2019           9

(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CASH FLOWS STATEMENTS
Amounts expressed in thousands of Brazilian Reais – R$ - unless otherwise indicated
	Note	1/01 to 6/30/2019	1/01 to 6/30/2018
1. Cash Flows From Operating Activities
Consolidated Net income for the period		7,161,483	5,793,190
Adjustments to profit		8,510,999	7,310,362
Depreciation of tangible assets	6-a	898,886	604,182
Amortization of intangible assets	7-b	258,020	258,947
Impairment losses on other assets (net)		10,782	413,518
Provisions and Impairment losses on financial assets (net)		7,748,854	6,914,123
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		122,803	(16,993)
Income from companies accounted by the equity method	5-a	(60,462)	(32,962)
De ferred tax assets and liabilities	11	498,703	(2,492,997)
Monetary Adjustment of Escrow Deposits		(326,046)	(330,518)
Recoverable Taxes		(51,152)	(112,242)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		7,952	(1,068)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(704,062)	2,119,334
Other		106,721	(12,962)
Net (increase) decrease in operating assets		(21,838,956)	(51,504,966)
Balance with the Brazilian Central Bank		39,069	(12,224,455)
Financial Assets Measured At Fair Value Through Profit Or Loss		9,929,773	(1,491,649)
Other financial assets measured at fair value through profit or loss		7,725,484	72,032
Financial Assets Measured at Fair Value in Results Retained for Trading		626,584	-
Non-Trading Financial Assets Mandatorily Measured at Fair Value in the Result		-	-
Financial Assets Measured at Fair Value through Other Comprehensive Income		(5,076,745)	(7,176,406)
Financial Assets Measured At Amortized Cost		(34,501,007)	(36,674,263)
Other assets		(582,114)	5,989,775
Net increase (decrease) in operating liabilities		20,258,770	52,798,226
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		(3,294,615)	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,446,981	(12,427,465)
Financial liabilities at amortized cost		16,768,849	63,828,276
Other liabilities		5,337,555	1,397,415
Tax paid		(2,983,355)	(2,360,132)
Total net cash flows from operating activities (1)		11,108,941	12,036,680

2. Cash Flows From Investing Activities
Investments		(2,935,950)	(369,593)
Acquisition of Minority Residual Interest in Subsidiary		(1,291,630)	-
Acquisition of subsidiary, less net cash on acquisition		-	(111,224)
Tangible assets	6-a	(1,329,541)	(585,733)
Intangible assets	7-b	(314,799)	327,362
Change in Scope of Consolidation		20	2
Disposal		535,221	404,559
Tangible assets	6-a	142,733	104,714
Non-Current Assets Held For Sale		302,250	204,898
Dividends and interest on capital received		90,238	94,947
Total net cash flows from investing activities (2)		(2,400,729)	34,966

Interim Condensed Consolidated Financial Statements - June 30, 2019           10

	Note	1/01 to 6/30/2019	1/01 to 6/30/2018
3. Cash Flows From Financing Activities
Acquisition of own shares		(182,722)	(208,426)
Issuance of other long-term liabilities	8-b.3	29,246,867	35,259,838
Dividends and interest on capital paid		(5,260,904)	(4,965,148)
Payments of other long-term liabilities	8-b.3	(27,941,187)	(40,764,759)
Payments of Subordinated Debts	8-b.4	(9,924,747)	(544,566)
Payments of interest of Debt Instruments Eligible to Compose Capital	8-b.5	(328,892)	(318,659)
Net increase in non-controlling interests		(918)	(28)
Capital Increase in Subsidiaries, by Non-Controlling Interests		100,000	98,000
Total net cash flows from financing activities (3)		(14,292,503)	(11,443,748)
Exchange variation on Cash and Cash Equivalents (4)		(7,952)	1,068
Net Increase in Cash and cash equivalents (1+2+3+4)		(5,592,243)	628,966
Cash and cash equivalents at the beginning of the period		25,285,160	22,670,902
Cash and cash equivalents at the end of the period		19,692,917	23,299,868

Cash and cash equivalents components
Cash		15,828,098	5,202,843
Loans and other		3,864,819	18,097,025
Total of cash and cash equivalents		19,692,917	23,299,868

Non-cash transactions
Foreclosure loans and other assets transferred to non-current assets held for sale		319,962	328,269
Dividends and interest on capital declared but not paid	10-b	1,000,000	600,000

Supplemental information
Interest received		35,405,636	35,616,783
Interest paid		(13,973,268)	(16,159,018)

The accompanying Notes are an integral part of these interim condensed consolidated financial statements.

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(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Amounts in thousands of Brazilian Real - R$, unless otherwise stated

1.                General information, basis of presentation of the consolidated interim financial statements and other information

a) General information

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization, consumer finance, payroll loans, digital platforms, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the semester ended on June 30, 2019, at the meeting held on July 22, 2019

b) Basis of presentation of the condensed consolidated interim financial statements

The Condensed Consolidated Interim Financial Statements were prepared in accordance with IAS 34 - Interim Financial Statements derived from the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (Current denomination of IFRIC) (IFRS).

In accordance with IAS 34, the condensed interim financial information is only intended to update the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurred in the period, rather than duplicating information reported in the financial statements consolidated financial statements previously presented. Consequently, these condensed interim financial statements do not include all the information required in the consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, in order to obtain the due understanding of the information included in those condensed interim financial statements, they must be read together with the consolidated financial statements of the Bank for the year ended December 31, 2018. The same policies and calculation methods are followed in the condensed interim financial statements when compared to the most recent annual financial statements, except for IFRS 16, where the new policies and measurement methods are described below.

Adoption of new standards and interpretations

• IFRS 16 - as of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I. Transition

As permitted by the specific transition provisions, Banco Santander opted to apply the regulations in a retrospective modified manner, the effects of which were applied in January 1, 2019.

The changes in accounting practices resulting from the adoption of IFRS 16 were applied to the right of use assets as part of tangible assets and lease liabilities as other liabilities in the balance sheet.

II. Lease Identification

In adopting IFRS 16, the Bank recognized lease liabilities involving leases that had already been classified as "commercial leases" in accordance with the principles of IAS 17 - Leases.

For the initial application of the standard, the Bank used the following permitted practical records:

• The exclusion of the initial direct costs for the measurement of the right to use asset at the date of initial application;

• It was decided not to separate the service provision component embedded in lease agreements; and

• The Bank also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination as to whether a Contract contains a Lease.

In addition, the following recognition exemptions are also used:

• The accounting of operating leases with a remaining term of less than 12 months as of January 1, 2019 as short-term leases;

• The accounting for operating leases whose underlying asset is of immaterial;

• Until January 1, 2019, leases of fixed assets, in which the Bank as the lessee, held substantially all the risks and benefits of the property, were classified as financial leases. The balances presented are immaterial.

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The Bank leases several real estate and equipment. Predominantly, the assets objects of the lease agreements are real estate business relating to the agencies.

Banco Santander does not have rights-of-use assets that fall within the definition of investment properties

III. Lease term

Lease agreements are formalized, analyzed and renegotiated individually and contain a wide range of different terms and conditions. The Bank evaluates the term of the contract, as well as the intention to remain in the real estate. Thus, estimates of terms may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that the fines for contractual termination charged before the maturity date do not make up a significant portion.

Lease agreements do not contain restrictive clauses, but leased assets can not be used as collateral for loans.

IV. Initial Measurement

In their initial registration, leases are recognized as a right of use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost against the lease liability, which represents the present value of the lease payments that are not made to date. Lease payments are discounted using the incremental interest rate on the lessee's loan. There is no onerous contract that required an adjustment in usage rights to be recorded as assets on the date of the initial adoption.

The use rights are measured at amortized cost in accordance with the following:

• The value of the initial measurement of the lease liability;

• Any lease payments made before or on the start date of any incentive received;

• any directly attributed initial cost; and

• Restoration costs, if the requirements of IAS 37 are met for the recording of Provisions, Contingent Liabilities and Contingent Assets.

The recognized rights of use assets related to each type of asset are as follows:

	12/31/2018	Adoptions Effects - IFRS 16	1/01/2019
Real Estate and Propertys	-	2,373,959	2,373,959
Data processing systems	-	91,791	91,791
Total	-	2,465,750	2,465,750

The Santander Group uses as an incremental rate the interest rate it would have to pay when borrowing the asset needed to obtain the asset with a similar value to the asset subject to the lease, by term, guarantee and similar economic scenario, represented in Santander Brasil by the funding cost curve of a risk-free asset, applied individually to each contract according to the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or indexer;

• Expected amounts to be paid by the lessee based on the residual value of collateral;

• The exercise price of a call option, if the lessee is reasonably certain about the exercise of the option; and

• Payment of penalties for the termination of the lease if the term of the operation reflects the exercise of the option by the lessee.

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In the analysis of the Santander Group's contracts, only contracts with fixed and non-incentive payments or residual guarantee values were identified or the purchase option was embedded, thus, the effects on the accounting of liabilities arising from the initial adoption:

Lease Contracts as of December 31, 2018	-
Operating lease contracts discounted by the incremental interest rate	2,203,382
(-) Short-term leases as expenses	(19,252)
(+)/(-) Adjustments as a result of a different treatment of the termination dates of the contract	281,620
Balance as of January 1, 2019	2,465,750
Liabilities recognized as of January 1, 2019 - Other financial liabilities	2,465,750

Effects on accounting for the period ended June 30, 2019 due to the initial adoption (there were no impacts on the results of the comparative periods generated by the initial adoption):

1/01 to 6/30/2019
Effects on results arising from the adoption of IFRS 16	207
Asset amortization expenses - Tangible Assets	(265,048)
Interest expense on liabilities - Interest and similar income	(99,094)

V. Subsequent measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, so any accumulated depreciation is deducted monthly, according to the criteria of CPC 27 - Property, plant and equipment depreciation of depreciation assets use and corrected any remeasurement of the lease liability when applicable.

The lease liability initially recorded is updated by increasing monthly the liability amount of the interest portion of each lease and reducing the monthly lease payments amount and corrected for any remeasurement of lease when applicable.

The lease liability is remeasured, in case of changes in the lease term or in the contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right of use asset.

The effects of adopting IFRS 16 will impact exclusively on the operating segment - Commercial Bank.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty over Income Tax Treatments on Profit has mandatory application as of January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in the IAS 12 of Taxes on Profit when there is uncertainty about the treatments to be adopted for the Taxes on Profit.

The Bank carried out analyzes on the procedures already adopted for accounting and presentation of Income Taxes in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on the disclosures made up to December 31, 2018, as well as from the adoption of the new standard on January 1, 2019.

Standards and interpretations that will come into effect after June 30, 2019

At the date of preparation of these interim condensed consolidated financial statements, the following standards and interpretations that have effective adoption date after June 30, 2019 and have not yet been adopted by the Bank are:

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts to replace IFRS 4. IFRS 17 is scheduled to be implemented January 1, 2021, with a proposal by the Board for an extension until 2022, approved in public consultation. The purpose of this standard is to demonstrate greater transparency and useful information in condensed financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time. The Banco Santander is evaluating the possible impacts when  adopting the standard.

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c) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim condensed consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required in accordance with IFRS are the best estimates in accordance with the applicable standard.

In interim condensed consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.1) Critical estimates

The main estimates were discussed in detail for the preparation of the consolidated financial statements as of December 31, 2018. In the period ended June 30, 2019, there were no significant changes in the estimates made at the end of the year 2018, in addition to those indicated in these statements financial statements, especially arising from the application of IFRS 16.

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes are described below:

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

Additional details are in notes 2.aa of the Consolidated Financial Statements of December 31, 2018.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

Additional details are in notes 2.e and 47.c8 of the Consolidated Financial Statements of December 31, 2018, which present the sensitivity analysis for Financial Instruments.

iii. IFRS 9 - Financial Instruments: issued in its final format in July 2014, the International Accounting Standards Board (IASB) approved IFRS 9, which replaced IAS 39 Financial Instruments, in accordance with the guidelines defined by the G20 by finance ministers of the world's 20 largest economies) in April 2009, establishing requirements for the recognition and measurement of financial instruments.

Provisions for losses on receivables

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debit from "Losses on financial assets (net) - Financial assets measured at amortized cost" in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment loss decreases and can be objectively related to a recovery event.

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To determine the balance of "Provision for impairment", Banco Santander first assesses whether there is objective evidence of impairment individually for financial assets that are significant, and individual or collective for non-recoverable financial assets. are significant.

In order to individually measure the impairment loss on loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity and total credit value , and also based on historical experience of impairment and other circumstances known at the time of valuation.

In order to measure the impairment loss on loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, ie, according to the segment, type of assets, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of valuation.

Further details are in note 2.i of the Consolidated Financial Statements of December 31, 2018, which present the sensitivity analysis for Financial Instruments.

Transition

As permitted by the transitional provisions of IFRS 9, the Group chose not to restate comparative figures. Any adjustments in the carrying amounts of financial assets and liabilities at the transition date were recognized in the initial net income and other reserves of the current period. The Group also opted to continue applying the hedge accounting requirements of IAS 39 in adopting IFRS 9.

As a result, for disclosures of notes, the consequential amendments to IFRS 7 disclosures were also applied only to the current period. The disclosures in the comparative period notes repeat the disclosures made the previous year.

Financial assets and liabilities

Initial Recognition and Measurement

The Bank initially recognizes loans and advances, deposits, debt securities issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular purchases and sales of financial assets) are recognized on the trade date, which corresponds to the date on which the Bank becomes part of the contractual provisions of the instrument.

A financial asset or liability is initially measured at fair value, plus, in the case of an item not designated at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue.

Ranking

Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through Other Comprehensive Income or at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is to maintain assets to receive contractual cash flows;

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at fair value through Other Comprehensive Income if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is achieved through the receipt of contractual cash flows and the sale of financial assets; and

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the outstanding principal amount.

In the initial recognition of an equity instrument not held for trading, the Bank may irrevocably elect to present subsequent changes in fair value through Other Comprehensive Income. This option is made considering each investment individually and was not used by the Bank.

All other financial assets are classified as measured at fair value through profit or loss.

In addition, at initial recognition, the Bank may irrevocably designate at fair value through profit or loss a financial asset that would otherwise meet the measurement requirements at amortized cost or at fair value through Other Comprehensive Income, if such designation eliminate or substantially reduce an accounting mismatch that may exist. This option was not used by the Bank.

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Business model evaluation

The Bank evaluates the objective of a business model in which an asset is maintained at the portfolio level, for better reflecting how the business is managed and what information is provided to Management. The information considered includes:

- Defined policies and objectives for the portfolio and the application of these policies in practice. Including, if Management's strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of the assets;

- How the performance of the portfolio is evaluated and reported to the Bank's Management;

- The risks that affect the performance of the business model (and financial assets held within that business model) and how those risks are managed;

- How the managers of the business are remunerated - for example, if the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and timing of sales in prior periods, the reasons for such sales and their expectations about future sales. However, sales activity information is not considered in isolation, but as part of an overall assessment of the Bank's stated purpose of managing financial assets.

Financial assets held for trading or managed, whose performance is valued at fair value, are measured at fair value through profit or loss, since (i) they are not held to receive contractual cash flows (ii) nor maintained to receive cash flows and sell financial assets.

Assessment to determine whether contractual cash flows refer exclusively to payments of principal and interest

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset at initial recognition. "Interest" is defined as the consideration for the value of the currency over time and for the credit risk associated with the principal amount outstanding for a specific period and for other underlying risks and costs of the borrowings (eg liquidity risk and costs) as well as the profit margin.

In assessing whether contractual cash flows refer exclusively to payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of the contractual cash flows so that it would not meet this condition. In carrying out the evaluation, the Bank considers:

- contingent events that would alter the value and term of the cash flows;

- leverage;

- terms of advance payment and extension;

- terms limiting the Bank's right to cash flows of assets; and

- resources that modify the consideration of the value of the currency in time, for example, periodic readjustment of interest rates.

Reclassification of categories of financial assets

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage financial assets.

Write-off of Financial Assets

The Bank lowers a financial asset when the contractual rights to the cash flows of the asset expire or when it transfers the rights to the receipt of the contractual cash flows in a transaction in which essentially all the risks and benefits of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

The difference between the carrying amount of the asset (or book value allocated to the portion of the asset disposed) and the sum (i) of the consideration received (including any new assets obtained, less any new liabilities assumed) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Income" is recorded in the income statement.

As from the date of opening of IFRS, mentioned above, any accumulated gains / losses recognized in "Other Comprehensive Income" in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in the statement of income through the write-off of these securities .

The Bank carries out transactions in which it transfers the assets recognized in its balance sheet, but maintains all or substantially all the risks and benefits of the assets transferred or part thereof. In these cases, the transferred assets are not downloaded. Examples of such operations include assignments of co-sponsored loan portfolios.

In operations in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and hold control of the asset, the Bank continues to recognize the asset in the extent of its continued involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Write-off of Financial Liabilities

The Bank lowers a financial liability when its contractual obligations are terminated, canceled or when they expire.

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Effective interest rate

The effective interest rate is one that exclusively discounts future cash payments or receipts estimated during the expected life of the financial asset or financial liability at the gross carrying amount of a financial asset (i.e. its amortized cost before any provision for reduction recoverable amount) or the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees paid or received that are an integral part of the effective interest rate, such as origin taxes.

Changes in financial assets and liabilities

Financial assets

If the terms of a financial asset are modified, the Bank assesses whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset will be considered as due. In this case, the original financial asset is written off and a new financial asset is recognized at fair value.

If the cash flows of the modified asset measured at amortized cost are not substantially changed, the change does not result in write-off of the financial asset. In this case, the Bank recalculates the gross carrying amount of the financial asset and recognizes the amount resulting from the adjustments to the gross carrying amount as gain or loss of change in profit or loss. If such a change is made due to the financial difficulties of the debtor, gains or losses are presented together with the impairment losses. In other cases, they are presented as interest income.

Interest Revenue

Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial assets, except:

(a) Financial assets acquired or originated with credit impairment, for which the original effective interest rate adjusted to the credit is applied to the amortized cost of the financial asset.

(b) Financial assets that are not acquired or originated with credit impairment, but subsequently presented a default event (or "stage 3"), for which interest income is calculated by applying the effective interest rate to its net amortized cost of the provision.

Equity Instruments

Equity instruments are those that meet the definition of shareholders 'equity from the issuer's point of view, that is, instruments that do not contain a contractual obligation to pay and show a residual interest in the issuer's shareholders' equity. Examples are equity instruments that include common shares.

Generally, all equity instruments are measured at fair value through profit or loss, except where the Bank's management has elected, at the time of initial recognition, the irrevocable designation of an equity investment at fair value through Other Comprehensive Income . The Bank's policy is to designate capital investments as measured at fair value against Other Comprehensive Income when these investments are held for other purposes that do not generate investment returns, in which case the fair value gains and losses are recognized in Other Comprehensive Income and are not subsequently reclassified to profit or loss, including the sale of the asset. Impairment losses (and the reversal of impairment losses) are not accounted for separately from other changes in fair value. With respect to dividends, when they represent a return on such investments, they continue to be recognized in income as other income when the Bank has the right to receive payments.

Gains and losses on investments measured at fair value through profit or loss are included under "Financial Assets measured at fair value through profit or loss" in the Statement of Income.

Financial Liabilities

The Bank lowers a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability is recognized at fair value based on the modified terms. The difference between the carrying amount of the extinguished financial liability and the new financial liability with modified terms is recognized in the income statement.

Compensation

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Bank currently has a legally enforceable right to offset the amounts and the intention to liquidate them on a net basis, or realize the asset and settle the liability simultaneously.

Revenues and expenses are presented on a net basis only when permitted by IFRSs or for gains or losses resulting from a group of similar operations, such as in the Bank's trading activity.

Measurement at fair value

"Fair value" corresponds to the price that would be received on the sale of an asset or paid in the transfer of a liability in an organized transaction between market participants at the measurement date in the main market or, in the absence thereof, the most advantageous market to which the Bank has access on that date. The fair value of a liability reflects its default risk.

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When one is available, the Bank measures the fair value of an instrument based on the price quoted in that market for that instrument. A market is considered active if the transactions for the asset or liability occur with sufficient regularity and volume to provide price information on an ongoing basis.

If there is no quoted price in an active market, the Bank uses valuation techniques to maximize the use of relevant observable information and minimize the use of unobservable information. The chosen valuation technique incorporates all the factors that would be considered by the participants of the active market in the price of an operation.

The best evidence of the fair value of a financial instrument, at initial recognition, usually corresponds to the price of the transaction, that is, the fair value of the consideration paid or received. If the Bank determines that the fair value at initial recognition differs from the price of the transaction and the fair value is not evidenced by a price quoted in an active market for an identical asset or liability or based on an assessment technique for which any non-observable information is considered to be irrelevant to the measurement, the financial instrument will initially be measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the transaction price. This difference is subsequently recognized in profit or loss appropriately based on the life of the instrument, but until the valuation is fully supported by observable market data or the transaction is terminated.

If an asset or liability measured at fair value has a purchase price and a sale price, the Bank measures the assets and the positions purchased at a purchase price and the liabilities and the positions sold at a sale price.

The fair value of a financial liability with a cash demand (for example, a cash deposit) is not less than the amount payable on demand, discounted from the first date on which payment of the amount could be required.

Impairment

The Bank recognizes adjustments for expected credit losses in respect of the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- lease receivables;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment loss is recognized in equity instruments.

The Bank measures the impairment adjustments equal to the expected credit losses during the useful life, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments with a low credit risk at the closing date; and

- other financial instruments (other than lease receivables) in which credit risk has not increased substantially since its initial recognition.

Adjustments for losses on lease receivables are always measured at an amount equal to the expected credit losses during the useful life.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets not subject to impairment at the closing date: as the present value of all cash shortages, ie the difference between the cash flows due to the entity under the contract and the cash flows the Bank expects to receive;

- financial assets subject to impairment at the closing date: as the difference between the gross carrying amount and the present value of the estimated future cash flows;

- loan commitments to be released: as the present value of the difference between the contractual cash flows due to the Bank if the commitment is used in full and the cash flows that the Bank expects to receive; and

- financial guarantee contracts: expected payments to reimburse the holder, less any amounts that the Bank expects to recover.

Modified Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to assess whether the financial asset should be written off and the expected credit losses are measured as follows :

- If the expected restructuring does not result in derecognition of the existing asset, the cash flows expected and arising from the modified financial asset are included in the calculation of the cash deficiencies of the existing asset.

- If the expected restructuring results in a write-off of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the financial asset existing at the time of its write-off.

This amount is included in the calculation of the cash insufficiencies arising from the existing financial asset discounted from the estimated date of write-off until the closing date, using the original effective interest rate of the existing financial asset.

Interim Condensed Consolidated Financial Statements - June 30, 2019           19

Determination of significant increases in credit risk

At each balance sheet date, the Bank assesses whether the financial assets carried at amortized cost and the financial instruments at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to this assessment.

A financial asset is "subject to impairment" when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to impairment includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as defaults or delays;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- the likelihood of the debtor going bankrupt or making another financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the condition of the borrower is generally considered to be subject to impairment unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

Provision for expected credit losses in the balance sheet

Provisions for expected credit losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, since the carrying amount of these assets corresponds to the fair value.

Objective evidence of impairment

At each closing date, the Bank assesses the existence of objective evidence that financial assets not measured at fair value through profit or loss were reduced in their recoverable value. A financial asset or group of financial assets presents a reduction in its recoverable amount when objective evidence shows that a loss event occurred after the initial recognition of the asset (s) and that the loss event had an impact on the cash flows. cash of the asset (s) that could be estimated safely.

Objective evidence that financial assets have had a decline in their recoverable value include:

- significant financial difficulty of a debtor or issuer;

- default or default by a debtor;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- indications that a debtor or issuer could go bankrupt;

- the disappearance of an active market for a security; or

- observable data related to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions correlated with default in the group.

Loans that have been renegotiated due to deterioration in the debtor's condition are generally considered as reduced to recoverable value unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

All loans and advances and securities measured at individually significant amortized cost were subject to a specific impairment test. Loans and advances and securities measured at amortized cost not considered as individually significant were collectively tested for impairment by grouping loans and advances and securities at amortized cost with similar credit risk characteristics.

Individual or collective evaluation

An individual measurement of impairment was based on Management's best estimate of the present value of the cash flows expected to be received. In estimating these cash flows, Management has judged the financial position of a debtor and the net realizable value of any underlying collateral. Each asset reduced to its recoverable value was evaluated for its merits, while the test strategy and estimated cash flows considered to be recoverable were approved by the Bank's credit risk managers.

In assessing the need for a collective provision for losses, management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary provision, assumptions were made to define how inherent losses were modeled and to determine the required data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Interim Condensed Consolidated Financial Statements - June 30, 2019           20

Impairment losses on assets measured at amortized cost were calculated as the difference between the book value and the present value of the estimated future cash flows, discounted at the effective effective interest rate of the asset. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between book value and fair value.

Reversal of impairment

For assets measured at amortized cost: If an event occurred after the impairment caused a reduction in the value of the impairment loss, the reduction in the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable value has increased and this increase could be objectively tied to an event occurring after recognition of the impairment loss, the impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Any subsequent recovery in the fair value of an equity instrument measured at fair value through Other Comprehensive Income and reduced to recoverable value was recognized at any time in Other Comprehensive Income.

The reconciliation of shareholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity conciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 1/01/2018	85,545,776

Designation at fair value through profit or loss

Financial assets

At initial recognition, the Bank designated certain financial assets at fair value through profit or loss, as this designation eliminates or significantly reduces accounting mismatch that may arise.

Values of expected credit losses

Information, assumptions and techniques used in the estimation of impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision on this asset represents the expected loss resulting from possible non-compliance during the next 12 months;

- Stage 2: If a significant increase in risk has been identified since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the amount referring to the provision for expected loss for delinquency reflects the estimated loss of the residual life of the financial instrument. For the assessment of the significant increase in credit risk, the quantitative measurement indicators used in the normal management of credit risk will be used, as well as other qualitative variables, such as the indication of being an undeveloped operation if considered as refinanced or included operations in a special agreement; and

- Stage 3: A financial instrument is recorded within this stage when it shows signs of deterioration evident as a result of one or more events that have already occurred and which materialize at a loss. In this case, the amount relating to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

Impairment estimation methodology

The measurement of the expected loss is made through the following factors:

- Exposure to Delinquency or EAD: is the transaction value exposed to credit risk, including the current available balance balance that could be provided at the time of default. The models developed incorporate assumptions about the changes in the payment schedule of operations.

Interim Condensed Consolidated Financial Statements - June 30, 2019           21

- Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months, which is the probability that the financial instrument will default during the next 12 months as well as PD - life time, which considers the probability that the transaction between in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.

 - Default Loss (LGD): is the resulting loss in the event of default, that is, the percentage of exposure that can not be recovered in the event of default. It depends mainly on the guarantees associated with the operation, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As established in the regulations, future information should be taken into account for its estimation.

 - Discount rate: is the rate applied to estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models for the calculation of parameters both for the purposes of the regulatory environment and for internal management.

Definition of defaults

The Bank considers that a financial asset is in a default situation when:

- it is likely that the debtor will not fully pay its credit obligations to the Bank; or

- the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered past due if the customer violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative - eg breaches of covenants;

- quantitative - for example, the status of past due and non-payment of another obligation of the same issuer to the Bank; and

- based on data collected internally and obtained from external sources.

Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the useful life and impairment losses are explained in the accounting practices note. The comparative values for June 30, 2019 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

R$ millions	Total
Allowance for loan losses (IAS 39) - Balance 12/31/2017	18,261,638
Allowance for guarantees (IAS 39) - Balance 12/31/2017	312,373
IAS 39 Balance at 12/31/2017	18,574,011
Initial adoption effect of IFRS 9 (Note 1.c1.iii)	2,823,564
IFRS 9 Balance at 01/1/2018	21,397,575

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. The segregation in stages related to June 30, 2019, is in note 3.b.2.

Interim Condensed Consolidated Financial Statements - June 30, 2019           22

A. Classification of Financial Assets and Liabilities at the Initial Adoption of IFRS 9

The table below presents the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	12/31/2018	Reclassifications	Remeasurement (Note 1.1. xvi)	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial Assets	IAS 39	Loans and receivables	355,246,429	354,317,416	-	354,317,416	Measured at Amortized cost
				492.429	5.197	497.626	Measured at Fair value through profit and loss
				436.729	(7.179)	429.550	Measured at Fair value through other comprehensive income
		Available-for-sale	85.823.384	4.762.234	3.791	4.766.025	Measured at Amortized cost
				79.954.513	-	79.954.513	Measured at Fair value through other comprehensive income
				1.106.637	15.997	1.122.634	Measured at Fair value through profit and loss
		Held to maturity investments	10.214.454	10.214.454	-	10.214.454	Measured at Amortized cost
		Held for trading	86,271,097	86,271,097	-	86,271,097	Measured at Fair value through profit and loss
		Other financial assets measured at fair value through profit and loss	-	-	-	-	Other financial assets measured at fair value through profit and loss
Total (1)			539,247,566	539,247,566	17.806	539,265,372
(1) Does not include Provision for Losses on contingent claims and commitments.

IFRS 9 adoption first adoption effects on the Financial Assets and Liabilities (In R$ Millions)		Original classification in accordance with IAS 39	12/31/2018	Reclassifications	Remeasurement (Note 1.1. xvi)	Balance 01/01/2018	New classification in accordance with IFRS 9
Financial liabilities	IAS 39	Held for trading	49.322.546	-	-	49.322.546	Held for trading
		Amortized cost	478.880.704	-	-	478.880.704	Measured at Amortized cost
Total			528.203.250	-	-	528.203.250

Interim Condensed Consolidated Financial Statements - June 30, 2019           23

Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2018.

Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2018 includes information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2018 and June 30, 2019, the date of preparation of these interim condensed consolidated financial statements.

Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 7.a.

d) Comparative information

These interim financial statements include the comparable interim period of June 30, 2018, for the income statement, statement of comprehensive income, statement of changes in equity, and statement of cash flows. A comparative statement of financial position is December 31, 2018.

e) Seasonality of the Bank’s transactions

Considering the activities conducted by the Bank and its subsidiaries, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the semester ended June 30, 2019.

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f) Materiality

The Bank, in determining the disclosures to be made on the various items of the Condensed Consolidated Interim Financial Statements or other matters, in accordance with IAS 34, took into account its relevance to the Condensed Interim Financial Statements.

g) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in value and with original maturity of ninety days or less were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except for restricted resources and long-term transactions.

The interest paid and received correspond primarily to operating activities of Banco Santander.

The Management of Banco Santander presents in a prominent line the "Effects of Changes in Exchange Rates on Assets and Liabilities" and the respective impacts on the net cash flow from operating activities. Consequently, the corresponding amounts of the Consolidated Statements of Cash Flows were reclassified for a better presentation of this accounting item. Management considered such reclassifications to be irrelevant.

h) Functional and presentation currency

The consolidated interim financial statements of Banco Santander are presented in Brazilian Real, the functional currency of these statements.

For each subsidiary, entity abroad and investment in a non-consolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

- Assets and liabilities are translated at the exchange rate at the balance sheet date.

- Revenues and expenses are translated at the monthly average exchange rates.

- Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

i) Funding, debt notes issued and other liabilities

Funding debt rates Instruments are recognized initially at fair value, considered primarily as the transaction price. They are subsequently measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments, which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

The recognition of a compound instrument consists of a combination of (i) a main instrument, which is recognized as an entity’s genuine liability (debt) and (ii) an equity component (derivative convertible into ordinary share).

The issuance of "Notes" must be registered at an specific liability account and updated according to the agreed rates and adjusted by the effect of the exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be accounted for as expenses for the period, according to the accrual basis.

The relevant details of these issued instruments are described in note 8-b.5.

j) Measurement of financial assets and liabilities and recognition of fair value changes

Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity under “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated stockholders´ equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to provide these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Interim Condensed Consolidated Financial Statements - June 30, 2019           25

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among other, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under “Other comprehensive Income - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued (repealed, expired, sold or no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under "Other comprehensive Income” (from the period when the hedge was effective) remains recognized in equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

For the accounting and disclosure of hedge accounting structures as of June 30, 2019, the Bank used the option of IAS 39 to maintain the practices determined by this rule, while IFRS 9 has not yet defined all the treatments to be applied for this operation type.

k) Interest on Shareholders' Equity

Published on December 19, 2018, effective as of January 1, 2019, Resolution 4,706 has prospective application and determines procedures for the accounting of capital remuneration. The Circular decides that Interest on Equity should be recognized as soon as they are declared or proposed and thus set up a present obligation at the balance sheet date, which did not bring about any change in the accounting form of the amounts to previous work. In addition, the portion of the proposed capital remuneration, but not mandatory, is recorded in a specific account in Shareholders' Equity, and that is mandatory and has not been distributed at the balance sheet date.

l) Subsequent Event

Corresponds to the event occurring between the date of the financial statements and the date on which it was authorized to issue such statements, and comprise by:

•        Events that originate adjustments: are those that evidence of condition that existed at the date of the financial statements; and

•        Events that don't originate adjustments: are those that evidence of conditions that did not exist on the base date of the financial statements.

Interim Condensed Consolidated Financial Statements - June 30, 2019           26

2.                Basis of consolidation

Below are highlighted the direct and indirect controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method in the consolidated financial statements by the Bank is provided in Note 5.

Controlled by Banco Santander (Brasil) S.A.		Participation %
	Activity	Consolidated
Banco Bandepe S.A. (1)	Bank	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying club	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named as Atual Companhia Securitizadora de Créditos Financeiros)(2)(16)	Securitization	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet S.A.)	Payment Institution	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	100.00%
Santander Brasil Establecimiento Financiero de Crédito S.A. (EFC)	Financial	100.00%
Santander Holding Imobiliária S.A. (15)	Holding	100.00%
Santander Brasil Tecnologia S.A. (formerly named Produban Serviços de Informática S.A.) (7)	Technology	100.00%
Banco Hyundai Capital Brasil S.A. (formerly named BHJV Assessoria e Consultoria Empresarial Ltda.) (14)	Bank	50.00%
Rojo Entretenimento S.A. (8)	Other Activities	94.60%
BEN Benefícios e Serviços S.A (9)	Other Activities	100.00%
Esfera Fidelidade S.A. (6)	Other Activities	100.00%

Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (2)
Return Capital Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named Ipanema Empreendimentos e Participações S.A.) (12)	Credit Management and Recovery Management	70.00%

Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (formerly named Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (formerly named Gestora de Investimentos Ipanema S.A.) (13)	Resource Manager	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	100.00%
Integry Tecnologia e Serviços A.H.U Ltda. (Integry Tecnologia)	Other Activities	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	100.00%
Evidence Previdência S.A.	Social Securities	100.00%

Controlled by Aymoré CFI
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos)	Payment Institution	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado)	Bank	60.00%
Banco PSA Finance Brasil S.A.	Bank	50.00%

Controlled by Olé Consignado
BPV Promotora de Vendas e Cobrança Ltda.	Other Activities	100.00%
Olé Tecnologia Ltda.	Other Activities	100.00%

Controlled by Santander Leasing
Pi Distribuidora de Títulos e Valores Mobiliários S.A. (formerly named of Si Distribuidora de Títulos e Valores Mobiliários S.A.) (3)(4)	Leasing	100.00%

Consolidated Investment Funds		Participation %
	Activity	Consolidated
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Paraty QIF PLC (11)	Investment Fund	(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (16)	Investment Fund	(a)
Prime 16 – Fundo de Investimento Imobiliário (formerly named BRL V - Fundo de Investimento Imobiliário - FII) (10)	Real Estate Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V)	Investment Fund	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (5)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado (FIDC NRA) (17)	Investment Fund	(a)

Interim Condensed Consolidated Financial Statements - June 30, 2019           27

(a) Entity over which the Bank is exposed or entitled to variable returns and have the ability to affect those returns through the decision-making authority, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries hold 100% of the quotas of these Investment Funds.

(1) At the Extraordinary General Meeting held on December 7, 2018, Banco Bandepe SA increased its capital stock in the amount of R$ 2,000,000, from R$ 2,787,689 to R$ 4,787,689, divided into three million, five hundred and eighty-nine thousand, three hundred and thirty-four (3,589,334) nominative common shares with no par value. The shareholder Banco Santander subscribed the totality of the new shares issued and paid the shares corresponding to 50% of the capital increase, and the shares subscribed and pending payment will be made under the terms and term established in the legislation.

(2) At the Extraordinary Shareholders' Meeting held on March 23, 2018, the company Atual Companhia Securitizadora de Créditos Financeiros changed its name to Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., and its capital stock increased by R$ 150,000, value of R$ 270,000, divided into two hundred sixty-five million, four hundred and nineteen thousand, three hundred and ninety-two (265,419,392) nominative common shares with no par value, fully owned by Banco Santander.

(3) At the Extraordinary Shareholders' Meeting held on May 3, 2018, the shareholders of Santander Finance Arrendamento Mercantil S.A. approved their transformation into a securities distributing company, and changed their name to SI Distribuidora de Títulos e Valores Mobiliários S.A. process was approved by the Central Bank on November 21, 2018.

(4) At the Extraordinary General Meeting held on December 17, 2018, the change of the corporate name of SI Distribuidora de Títulos e Valores Mobiliários SA to PI Distribuidora de Títulos e Valores Mobiliários S.A. was approved. On January 22, 2019, the Central Bank approved the amendment of the company's corporate name.

(5) This fund was consolidated in November 2018.

(6) On August 14, 2018, Esfera Fidelidade S.A. was incorporated with the entire interest held by Banco Santander. The company began operations in November 2018.

7) At the Extraordinary General Meeting held on March 19, 2018, the capital increase of Santander Brasil Tecnologia S.A. was approved in the amount of R$ 4,000, through the capitalization of the reserve for equalization of dividends, without changing the number of shares, the capital stock of R$ 91,048 to R$ 95,048, represented by forty-five million, three hundred and seventy-one thousand, two hundred and twenty-five (45,371,225) common, nominative shares with no par value.

(8) Investment transferred from non-current assets held for sale (Note 4) in June 2018.

(9) BEN Benefits and Services S.A. was incorporated on June 11, 2018.

(10) Banco Santander was a creditor of certain overdue loans that had certain properties as collateral. The operation to recover these credits consists of the contribution of the properties under guarantee to the capital of the Real Estate Investment Fund and consequent transfer of the quotas of the Fund to Banco Santander, through payment of the aforementioned credit operations.

(11) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Subfund, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. In the Irish market, an investment fund can not act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty has no equity position, all of which are recorded in the financial position of Santander FI Hedge Strategies.

(12) At the Extraordinary General Meeting held on July 12, 2018, Ipanema Empreendimentos e Participações SA was renamed Return Capital Serviços de Recuperação de Créditos S.A..

(13) At the Extraordinary General Meeting held on July 12, 2018, Gestora de Investimentos Ipanema S.A. was renamed Return Gestão de Recursos S.A..

Interim Condensed Consolidated Financial Statements - June 30, 2019           28

(14) The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, a wholly owned subsidiary of Banco Santander, holds the effective operational control of the company (Note 5). At the EGM held on February 19, 2019, a capital increase of R$ 200,000 was approved, through the issue of 200,000,000 (two hundred million) new common shares, registered and without par value, with a capital stock of R$ 100,000 to R$ 300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos CFI in the amount of R$ 100,000 and Hyundai Capital Services Inc. in the amount of R$ 100,000. On March 31, 2019, the company was consolidated in IFRS.

(15) At the Extraordinary General Meeting held on April 18, 2019, the shareholder holding the shares representing the entire capital stock of Santander Holding Imobiliária S.A. approved a capital increase of R$ 24,500 to R$ 110,500. At the Extraordinary Shareholders' Meeting held on May 30, 2019, Santander Holding Imobiliária SA increased its capital stock from R$ 110,500 to R$ 229,662, representing two hundred eighty-three million, seven hundred and eighty-one thousand, one hundred and sixteen ) common shares, registered and with no par value totally held by Banco Santander.

(16) At the Extraordinary General Meeting held on June 25, 2019, Banco Santander, a shareholder holding all the shares representing the capital stock of Atual Credit Recovery Services and Meios Digitais SA, approved the capital increase in the amount of R$ 375,000 .000 through the issuance of 335,240,479 new common shares, registered and without par value, at the issuance price of R$1.1186 per common share, so that the capital stock increased from R$ 370,000.100 to R$745,000 .100.

(17) This fund was consolidated in June 2019 and Current Credit Recovery and Digital Media Services S.A. hold its quotas.

a) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. entered into a binding document with the partners of Summer Empreendimentos Ltda. establishing the terms of the negotiation of the purchase and sale of quotas representing the entire capital stock of Summer Empreendimentos. The conclusion of the transaction is subject to the implementation of usual precedent conditions for this type of transaction, including prior authorization by Bacen.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Santander Brasil.

BEN Benefícios started its activities in the first quarter of 2019.

Interim Condensed Consolidated Financial Statements - June 30, 2019           29

g) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, Banco Santander purchased, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transactions had Banco Santander, S.A. (Santander Spain) as common indirect controller, being such transactions carried-out under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. In continuity, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

h) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 11, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory. The start of operations is scheduled for the second half of 2019.

i) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Bank estimates that the Company will be fully operational in 2019. Start-up is scheduled for the second half of 2019.

j) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai started its operations in April, 2019.

On May 13, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda.

Hyundai Corretora was incorporated on July 22, 2019, with the beginning of its operations subject to registration of the company as insurance brokerage with SUSEP.

k) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

Interim Condensed Consolidated Financial Statements - June 30, 2019           30

3.                Financial assets

a) Breakdown by Category and Nature

The breakdown by nature and category for measurement purpose, of the Bank’s financial assets, except for the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at June 30, 2019 and December 31, 2018, is as follows:

	6/30/2019
			Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading
Balances With The Brazilian Central Bank	30,028,157	-	-	-	-	30,028,157
Loans and amounts due from credit institutions (2)	-	-	-	-	115,199,677	115,199,677
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	115,212,854	115,212,854
Impairment losses (note 3-b.2)	-	-	-	-	(13,177)	(13,177)
Loans and advances to customers	-	-	-	-	295,034,613	295,034,613
Of which:
Loans and advances to customers, gross (1)	-	-	-	-	315,357,383	315,357,383
Impairment losses (note 3-b.2)	-	-	-	-	(20,322,770)	(20,322,770)
Debt instruments	3,756,249	38,797,489	-	91,207,030	46,108,243	179,869,011
Of which:
Debt instruments	3,756,249	38,797,489	-	91,207,030	48,644,666	182,405,434
Impairment losses (note 3-b.2)	-	-	-	-	(2,536,423)	(2,536,423)
Equity instruments	-	1,365,356	290,893	49,342	-	1,705,591
Trading derivatives	-	20,963,985	-	-	-	20,963,985
Total	33,784,406	61,126,830	290,893	91,256,372	456,342,533	642,801,034

						12/31/2018
	Financial Assets Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Financial Assets Measured At Amortized Cost	Total

Balances With The Brazilian Central Bank	40,540,054	-	-	-	-	40,540,054
Loans and amounts due from credit institutions (2)	-	-	-	-	91,820,690	91,820,690
Of which:
Loans and amounts due from credit institutions, gross	-	-	-	-	91,834,251	91,834,251
Impairment losses (note 3-b.2)	-	-	-	-	(13,561)	(13,561)
Loans and advances to customers	-	-	619,180	-	301,072,207	301,691,387
Of which:
Loans and advances to customers, gross (1)	-	-	619,180	-	321,314,010	321,933,190
Impairment losses (note 3-b.2)	-	-	-	-	(20,241,803)	(20,241,803)
Debt instruments	3,171,746	50,066,469	-	85,395,691	36,799,509	175,433,415
Of which:
Debt instruments	3,171,746	50,066,469	-	85,395,691	39,513,460	178,147,366
Impairment losses (note 3-b.2)	-	-	-	-	(2,713,951)	(2,713,951)
Equity instruments	-	766,333	298,297	40,986	-	1,105,616
Trading derivatives	-	18,019,512	-	-	-	18,019,512
Total	43,711,800	68,852,314	917,477	85,436,677	429,692,406	628,610,674

(1)   On June 30, 2019, the amount recorded in “Loans and advances to customers” related to loan portfolio assigned is R$84,735 (12/31/2018 – R$122,271), and R$84,080 (12/31/2018 – R$126,906) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer”.

(2)   In 2019 and 2018, the balances related to reserve requirements on time deposits were reclassified from Cash and Balances With The Brazilian Central Bank to Loans and other credit institutions for better presentation and, consequently, the respective comparative balances were reclassified.

Interim Condensed Consolidated Financial Statements - June 30, 2019           31

b) Valuation adjustments for impairment of financial assets

b.1) Financial Assets Measured at Fair Value through Other Comprehensive Income

As indicated in Note 2.c.II of the consolidated financial statements of the Bank for the year ended December 31, 2018, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of Financial Assets Measured At Fair Value Through Other Comprehensive Income, whose changes in value are recognized temporarily in consolidated stockholders' equity under “Other Comprehensive Income”.

Charge or credit to the “Other Comprehensive Income” as a result of the fair value measurement, remain in the Bank's consolidated stockholders' equity until the related assets are write-off, whereupon they are accounted to the consolidated income statement. As part of the process of fair value measurement, when there is objective evidence that the financial instruments are impaired, the amounts are no longer recognized in equity under “Financial Assets Measured at Fair Value through Other Comprehensive Income” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

On June 30, 2019 the Bank analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, the total of the changes in the fair value of these assets are presented under “Other Comprehensive Income”. The changes in the balance of valuation adjustments in the interim period are recognized in the Consolidated Statements of Comprehensive Income.

b.2) Financial Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers

The changes in the balance of the allowances for impairment losses on the assets included under inancial “Assets Measured At Amortized Cost - Loans, amounts due from credit institutions and advances to customers” for the six-month period ended June 30, 2019 and 2018 were as follows:

1/01 to 6/30/2019
Balance at beginning of the period	22,969,315
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	6,889,997
Write-off of impaired balances against recorded impairment allowance	(6,986,942)
Balance at end of the period (Note 3.a)	22,872,370
Provision for contingent liabilities (note 9.a)	542,798
Total balance of allowance for impairment losses, including provisions for contingent liabilities	23,415,168
Loans written-off recovery	413,134
1/01 to 6/30/2018
Balance at beginning of the period (in 1/01/2018 after the IFRS 9 first adoption)	20,723,062
Provision for losses on financial assets and recovery of loans written off for loss – Loans and receivables	6,592,817
Write-off of impaired balances against recorded impairment allowance	(5,991,539)
Balance at end of the period (Note 3.a)	21,324,340
Provision for contingent liabilities (note 9.a)	704,021
Total balance of allowance for impairment losses, including provisions for contingent liabilities	22,028,361
Loans written-off recovery	413,815

Considering these amounts recognized in “Impairment losses charged to income” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets measured at amortized cost” (classified previously at Impairment losses on financial assets - loans and receivables) amounted to R$6,509,139 and R$6,179,002 in the semester ended June 30, 2019 and 2018, respectively.

Interim Condensed Consolidated Financial Statements - June 30, 2019           32

On June 30, 2019, the balance of Provision for losses in IFRS 9 segregated in stages was represented: Stage 1 - 21%, Stage 2 - 12% and Stage 3 - 66%. As of June 30, 2018, there were no significant changes in the segregation of stages, when compared to the percentages perceived at Initial Adoption (Note 1.c.1.iii).

c) Impaired assets

A financial asset is considered impaired when there is objective evidence that events have occurred which: (i) give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities); (ii) mean that their carrying amount cannot be fully recovered, in the case of equity instruments; (iii) arising from the violation of terms of loans, and (iv) during the Bankruptcy process.

Detail of the changes in the balance of the financial assets classified as "Loans and advances to customers" considered to be impaired due to credit risk in the six-month period ended June 30, 2019 and 2018 is as follows:

1/01 to 6/30/2019
Balance at beginning of the period	22,425,801
Net additions	6,516,672
Write-off of impaired balances against recorded impairment allowance	(6,986,942)
Balance at end of the period	21,955,531

1/01 to 6/30/2018
Balance at beginning of the period (in 1/01/2018 after the IFRS 9 first adoption)	19,847,987
Net additions	6,697,637
Write-off of impaired balances against recorded impairment allowance	(5,991,539)
Balance at end of the period (IFRS 9)	20,554,085

d) Provisions for contingent liabilities

The IFRS 9 requires that a provision for expected loan losses shall be registered for contracts of financial guarantees provided which had not been honored. It shall be measured and registered the provision expense that reflects the credit risk when the honor of these guarantees occurs and the client endorsed does not comply with its contractual obligations. So it is demonstrated below the changes of such provisions for the period of six months ended in June 30, 2019.

1/01 to 6/30/2019
Balances at the beginning of the period	626,267
Constitution of provisions for contingent liabilities	(83,469)
Balances at the end of period (Note 3.b.2)	542,798

1/01 to 6/30/2018
Balances at the beginning of the period (in 1/01/2018 after the IFRS 9 first adoption)	674,513
Constitution of provisions for contingent liabilities	29,508
Balances at the end of period (Note 3.b.2)	704,021

4.                Non-current assets held for sale

Non-current assets held for sale includes foreclosed assets.

5.                Investments in associates and Joint Ventures

Jointly controlled

Banco Santander considers investments classified as jointly controlled when they possess a stockholders' agreement, which sets the strategic financial and operating decisions requiring the unanimous consent of all investors.

Significant Influence

Associates are entities over which the Bank is in a position to exercise significant influence (significant influence is the power to participate in the financial and operating policy decisions of the investee) but it does not control or has joint control over those policies.

Interim Condensed Consolidated Financial Statements - June 30, 2019           33

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	6/30/2019	12/31/2018
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização (1)(2)	Securitization	Brazil	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)(3)	Other Activities	Brazil	11.11%	11.11%
Gestora de Inteligência de Crédito (2)	Credit Bureau	Brazil	20.00%	20.00%
Campo Grande Empreendimentos (6)	Other Activities	Brazil	25.32%	25.32%
Banco Hyundai Capital Brasil S.A. (7)	Bank	Brazil	50.00%	50.00%
Santander Auto S.A. (8)	Other Activities	Brazil	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (4)	Other Activities	Brazil	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	19.81%	19.81%
PSA Corretora de Seguros e Serviços Ltda. (5)	Insurance Broker	Brazil	50.00%	50.00%
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%

(1)   Companies with a one-month lag for the calculation of equity equivalence. For accounting purposes of equity accounting, the position of May 31, 2019 was used on June 30, 2019.

(2)   Although the shareholding is less than 20%, the Bank exercises joint control in the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be made by a single shareholder.

(3)   Pursuant to its Bylaws, EBP was constituted with the mission of carrying out projects that contributed to the Brazilian economic and social development for a period of 10 years. Following the completion of the established schedule, EBP terminates its activities in 2018. The full dissolution and settlement of the EBP were resolved at the Extraordinary General Meeting held on January 29, 2018.

(4)   Although the shareholding is higher than 50%, in accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros  and Carsales.com Investments PTY LTD. (Carsales).

(5)   In accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros and PSA Services LTD.

(6)   Participation resulting from the credit recovery of Banco Comercial e de Investimentos Sudameris S.A., incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated by Banco Santander (Brasil) S.A., one of the partners of the Company. The partners are conducting the procedures to extinguish the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive its share of the equity.

(7)   The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. Was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil SA on December 13, 2018. Aymoré CFI, a wholly-owned subsidiary of Banco Santander, has the operational operational control of the company (Note 2). At the EGM held on February 19, 2019, the capital increase of R$ 200,000 was approved, through the issue of 200,000,000 (two hundred million) new common shares, registered with no par value, with a capital stock of R$ 100,000 to R$ 300,000. The shares issued as a result of the capital increase were fully subscribed by the shareholders Aymoré Financiamentos CFI in the amount of R$ 100,000 and Hyundai Capital Services Inc. in the amount of R$ 100,000. On March 31, 2019, the company was consolidated in IFRS.

(8)   Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A. (Note 2.g).

 (*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

	6/30/2019
	Total assets	Total liabilities	Total profit/(loss)
Jointly Controlled by Banco Santander	12,893,466	11,265,214	81,744
Banco RCI Brasil S.A.	12,362,743	11,177,844	97,439
Norchem Participações e Consultoria S.A.	80,948	39,557	1,180
Cibrasec - Companhia Brasileira de Securitização	79,991	4,171	767
Estruturadora Brasileira de Projetos S.A. - EBP	33,884	165	506
Gestora de Inteligência de Crédito	320,637	43,429	(18,280)
Santander Auto S.A.	15,263	48	132
Jointly Controlled by Santander Corretora de Seguros	2,756,038	1,559,520	49,357
Webmotors S.A.	451,109	31,661	28,419
Tecnologia Bancária S.A. - TecBan	2,302,621	1,527,081	20,480
PSA Corretora de Seguros e Serviços Ltda.	2,308	778	458
Significant Influence of Banco Santander	125,644	29,281	1,302
Norchem Holding e Negócios S.A.	125,644	29,281	1,302
Total	15,775,148	12,854,015	132,403

	12/31/2018
	Total assets	Total liabilities	Total profit/(loss)
Jointly Controlled by Banco Santander	10,500,055	8,755,688	80,954
Banco RCI Brasil S.A.	9,849,508	8,679,715	115,928
Norchem Participações e Consultoria S.A.	79,633	27,423	2,240
Cibrasec - Companhia Brasileira de Securitização	80,300	3,893	1,989
Estruturadora Brasileira de Projetos S.A. - EBP	33,389	176	(9,151)
Gestora de Inteligência de Crédito	338,382	42,894	(32,328)
Banco Hyundai Capital Brasil S.A.	103,703	1,557	2,166
Santander Auto S.A.	15,140	30	110
Jointly Controlled by Santander Corretora de Seguros	2,463,262	1,573,082	9,703
Webmotors S.A.	221,313	60,905	43,751
Tecnologia Bancária S.A. - TecBan	2,238,156	1,510,794	(34,976)
PSA Corretora de Seguros e Serviços Ltda.	3,793	1,383	928
Significant Influence of Banco Santander	123,959	27,714	2,690
Norchem Holding e Negócios S.A.	123,959	27,714	2,690
Total	13,087,276	10,356,484	93,347

Interim Condensed Consolidated Financial Statements - June 30, 2019           34

	Investments
	6/30/2019	12/31/2018
Jointly Controlled by Banco Santander	567,680	613,366
Banco RCI Brasil S.A.	472,668	458,292
Norchem Participações e Consultoria S.A.	20,695	26,105
Cibrasec - Companhia Brasileira de Securitização	7,254	7,298
Estruturadora Brasileira de Projetos S.A. - EBP	3,747	3,690
Gestora de Inteligência de Crédito	55,441	59,098
Campo Grande Empreendimentos	255	255
Banco Hyundai Capital Brasil S.A.	-	51,073
Santander Auto S.A.	7,620	7,555
Jointly Controlled by Santander Corretora de Seguros	442,527	419,016
Webmotors S.A.	293,614	273,721
Tecnologia Bancária S.A. - TECBAN	148,148	144,090
PSA Corretora de Seguros e Serviços Ltda.	765	1,205
Significant Influence of Banco Santander	20,959	20,933
Norchem Holding e Negócios S.A.	20,959	20,933
Total	1,031,166	1,053,315

	Results of Investments
	4/01 to 6/30/2019	4/01 to 6/30/2018	1/01 to 6/30/2019	1/01 to 6/30/2018
Jointly Controlled by Banco Santander	17,945	22,102	35,999	20,219
Banco RCI Brasil S.A.	21,186	23,382	38,868	24,243
Norchem Participações e Consultoria S.A.	254	240	590	628
Cibrasec - Companhia Brasileira de Securitização	36	292	75	107
Estruturadora Brasileira de Projetos S.A. - EBP	27	13	56	(1,069)
Gestora de Inteligência de Crédito	(3,563)	(1,825)	(3,656)	(3,690)
Santander Auto S.A.	5	-	66	-
Jointly Controlled by Santander Corretora de Seguros	13,347	7,325	24,180	12,423
Webmotors S.A.	10,754	7,022	19,893	13,895
Tecnologia Bancária S.A. - TECBAN	2,400	131	4,058	(1,753)
PSA Corretora de Seguros e Serviços Ltda.	193	172	229	281
Significant Influence of Banco Santander	136	158	283	320
Norchem Holding e Negócios S.A.	136	158	283	320
Total	31,428	29,585	60,462	32,962

b) Changes

The changes in the balance of this item in the periods ended June 30, 2019 and 2018 were as follows:

	1/01 to 6/30/2019		1/01 to 6/30/2018
	Joint Control	Significant Influence	Joint Control	Significant Influence
Balance at beginning of period	1,032,382	20,933	845,704	20,860
Equity in earnings of subsidiaries	60,179	283	32,642	320
Add / Lower	-	-	62,067	-
Change in scope of consolidation (1)	(51,073)	-	-	-
Dividends proposed / received	(19,367)	(257)	(20,950)	(512)
Adjustment to market value	(10,972)	-	-	-
Other Comprehensive Results	-	-	15,812	-
Others	(942)	-	(2,846)	-
Balance at end of period	1,010,207	20,959	932,429	20,668
Total Investments		1,031,166		953,097
(1) The Banco Hyundai was consolidated on March 31, 2019 (Note 2).

Interim Condensed Consolidated Financial Statements - June 30, 2019           35

c) Impairment losses

There are no impairment losses with respect to investments in associates and joint ventures for the period ended June 30, 2019 and December 31, 2018.

d) Other information

Details of the main subsidiaries not consolidated by Banco Santander:

-Banco RCI Brasil S.A.: A company incorporated in the form of corporation headquartered in Parana, primarily engaged in investment, leasing, credit operations, financing and investment, in order to sustain the growth of automotive brands Renault and Nissan in the Brazilian market by financing and leasing the dealer network and the end consumer. It is a financial institution part of the RCI Banque Group and the Santander Group, with operations conducted as part of a set of institutions that operate in the financial market. According to the Stockholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and the other controller.

-Webmotors S.A.: A company incorporated in the form of capital company with headquarters in São Paulo engaged in the design, implementation and/or availability of electronic catalogs, space, products, services or means of marketing products and/or services related to the automotive industry, on the Internet through the website www.webmotors.com.br (owned by Webmotors) or other means related to e-commerce activities and other uses or Internet applications, as well as participation in capital in other companies and the management of business ventures. It is a company of Santander´s Economic and Financial Conglomerate (Santander Group) and Carsales.com Investments PTY LTD (Carsales), and its operations are conducted as part of a group of institutions that operate jointly. According to the Stockholders' Agreement, the key decisions that impact this society are taken jointly between Banco Santander and the other controller.

6.                Tangible assets

a) Changes

Changes in the Tangible assets balances for the six months period ended June 30, 2019 and 2018, are as follows:

	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Lease Agreement	Works in progress and others	Total
Balance as of December 31, 2018	2,004,335	913,613	3,669,344	-	1,683	6,588,975
Initial Adoption IFRS 16 (Note 1.b)	-	-	-	2,465,750	-	2,465,750
Balances as of Januray 1, 2019	2,004,335	913,613	3,669,344	2,465,750	1,683	9,054,725
Addition	84,960	325,600	545,589	373,137	255	1,329,541
Write-off	(3,982)	(6,291)	(73,191)	(59,269)	-	(142,733)
Depreciation of the period	(46,482)	(240,262)	(347,094)	(265,048)	-	(898,886)
Impairment / Reversal in the period	86	-	20,670	-	-	20,756
Transfers	5,834	3,068	30,731	-	-	39,633
Balances as of June 30, 2019	2,044,751	995,728	3,846,049	2,514,570	1,938	9,403,036

		Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance as of December 31, 2017		2,016,815	996,519	3,492,790	3,759	6,509,883
Addition		5,890	94,357	485,486	-	585,733
Write-off		(6,111)	(8,025)	(90,578)	-	(104,714)
Depreciation of the period		(40,481)	(250,606)	(313,095)	-	(604,182)
Impairment / Reversal in the period		-	390	267	-	657
Transfers		(276)	(110)	(60,950)	(3,759)	(65,095)
Corporate Restructuring (Note 2)		92,271	17,698	12,957	1,302	124,228
Balances as of June 30, 2018		2,068,108	850,223	3,526,877	1,302	6,446,510

Interim Condensed Consolidated Financial Statements - June 30, 2019           36

b) Impairment losses

In the six-month periods ended June 30, 2019 and 2018, no impairment was identified.

c) Tangible asset purchase commitments

On June 30, 2019, the Banco has R$40,6 million in contractual commitments for the acquisition of tangible assets (12/31/2018 - R$3,2 million).

7.                Intangible assets

a) Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquiree. When the difference is negative (negative goodwill), it is recognized immediately through profit or loss. In accordance with IFRS 3 Business Combinations, goodwill is stated at cost and is not amortized but tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated  impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment testing and has been allocated according to the operating segments (note 14).

Based on the assumptions described above, no impairment of goodwill was identified on June 30, 2019 and December 31, 2018.

	6/30/2019	12/31/2018
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565
Olé Consignado	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304
Return Capital Serviços de Recuperação de Créditos S.A. (formerly named Ipanema Empreendimentos e Participações S.A.)	24,346	27,630
Santander Brasil Tecnologia S.A.	16,382	16,382
Total	28,375,004	28,378,288
		Commercial Bank
		12/31/2018
Key assumptions:
Basis for determining the recoverable amount
Period of the projections of cash flows (1)		5 years
Perpetual growth rate		5.1%
Discount rate (2)		13.6%

(1)   The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)   The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 19.33%.

The impairment test was performed during the second semester of 2018, since at the end of each reportable period or whenever there is any indication of impairment, goodwill is tested for impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for the calculation of present value (value in use) of future cash flows discounted to present value. With the variation of + 0.25% or -0.25% in these rates, the value of future cash flows discounted to present value remains higher than Banco Santander's stockholders' equity.

Interim Condensed Consolidated Financial Statements - June 30, 2019           37

b) Other intangible assets

Changes in the other intangible assets for the six months period ended June 30, 2019 and 2018 are as follows:

	IT developments	Other assets	Total
Balances as of December 31, 2018	1,556,870	83,830	1,640,700
Addition	454,226	-	454,226
Write-off	(139,305)	(122)	(139,427)
Transfers	116,005	-	116,005
Amortization	(248,245)	(9,775)	(258,020)
Impairment (1)	(1,393)	-	(1,393)
Balances as of June 30, 2019	1,738,158	73,933	1,812,091
Estimated Useful Life	5 years	Until 5 years

	IT developments	Other assets	Total
Balances as of December 31, 2017	1,734,866	102,921	1,837,787
Addition	108,675	81	108,756
Write-off	(436,118)	-	(436,118)
Transfers	565,698	-	565,698
Amortization	(249,345)	(9,602)	(258,947)
Impairment (1)	(305,864)	-	(305,864)
Additions by Company Acquisition	7	-	7
Corporate Restructuring (note 2)	72	-	72
Balances as of June 30, 2018	1,417,991	93,400	1,511,391
Estimated Useful Life	5 years	Until 5 years

(1)   In 2018, it refers to impairment loss of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

8.                Financial liabilities

a) Breakdown by category

The breakdown by nature and category for purposes of measurement, of the Bank’s financial liabilities, other than “Hedging Derivatives”, as at June 30, 2019 and December 31, 2018 is as follows:

		6/30/2019
	Financial Liabilities Measured At Fair Value Through Profit Or Loss Held for Trading	Financial Liabilities Measured At Fair Value Through Profit Or Loss	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	90,821,992	90,821,992
Customer deposits	-	-	326,213,309	326,213,309
Marketable debt securities	-	-	78,216,953	78,216,953
Trading derivatives	21,877,496	-	-	21,877,496
Short positions	25,766,881	-	-	25,766,881
Debt Instruments Eligible to Compose Capital	-	-	9,672,288	9,672,288
Other financial liabilities (1)	-	2,214,397	49,224,185	51,438,582
Total	47,644,377	2,214,397	554,148,727	604,007,501
(1) Includes the effect of impacts of adopting IFRS 16.

		12/31/2018
	Financial Liabilities Measured at Fair Value in Results Retained for Trading	Trading Financial Liabilities	Financial Liabilities Measured at Amortized Cost	Total
Deposits from Brazilian Central Bank and deposits from credit institutions	-	-	99,022,806	99,022,806
Customer deposits	-	-	304,197,800	304,197,800
Marketable debt securities	-	-	74,626,232	74,626,232
Trading derivatives	18,243,315	-	-	18,243,315
Subordinated liabilities	-	-	9,885,608	9,885,608
Short positions	32,695,677	-	-	32,695,677
Debt Instruments Eligible to Compose Capital	-	-	9,779,943	9,779,943
Other financial liabilities	-	1,946,056	49,782,780	51,728,836
Total	50,938,992	1,946,056	547,295,169	600,180,217

Interim Condensed Consolidated Financial Statements - June 30, 2019           38

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

	6/30/2019	12/31/2018
Demand deposits (1)	491,200	709,605
Time deposits (2)	64,441,399	47,227,456
Repurchase agreements (3)	25,889,393	51,085,745
Of which:
Backed operations with Government Securities	6,854,337	44,107,979
Backed operations with Private Securities	19,035,056	6,977,766
Total	90,821,992	99,022,806

(1)   Non-interest bearing accounts.

(2)   It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending, locally and abroad, and other foreign credit.

(3)   They refer, basically, to repurchase transactions with debentures of their own issuance.

b.2) Customer deposits

	6/30/2019	12/31/2018
Demand deposits
Current accounts (1)	20,877,644	18,853,519
Savings accounts	46,574,515	46,068,346
Time deposits	209,675,783	190,982,541
Repurchase agreements	49,085,367	48,293,394
Of which:
Backed operations with Private Securities (2)	6,853,853	6,977,766
Backed operations with Government Securities	42,231,514	41,315,628
Total	326,213,309	304,197,800

(1)   Non-interest bearing accounts.

(2)   Refers primarily to repurchase agreements backed by debentures own issue.

b.3) Marketable Debt securities

	6/30/2019	12/31/2018
Real Estate Credit Notes - LCI (1)	26,547,057	27,159,982
Eurobonds	6,382,499	4,516,647
Treasury Bills (2)	29,934,234	30,721,206
Agribusiness Credit Notes - LCA (3)	14,268,509	11,925,018
Guaranteed Real Estate Bill - LIG (4)	1,084,654	303,379
Total	78,216,953	74,626,232

Indexers:	National Currency	Foreign Currency

Treasury Bills	97% to 105,26% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre-fixed: 7.00% to 17.29%	-
Real estate credit notes - LCI	73% to 98.5% of CDI	-
	Pre-fixed: 6.05% to 11.60%	-
	100% to 165% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	60% to 96% of CDI	-
LIG	94% to 98% of CDI
Eurobonds	15.7%	0.9% to 9%

(1)   LCI´s are fixed income securities underlined to mortgage loans and collateralized by mortgage or chattel mortgage on property. On June 30, 2019, there are maturities between 2019 to 2026 (12/31/2018- there were maturities between 2019 to 2026).

(2)   The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On June 30, 2019, the maturities are between 2019 to 2025 (12/31/2018 - they have a maturity between 2018 to 2025).

(3)   Agribusiness credit notes are fixed income securities in which the funds are used to promote agribusiness, indexed by the CDI. As of June 30, 2019, they have a maturity date between 2019 and 2023 (12/31/2018 - with maturity between 2019 and 2023).

(4)   Guaranteed real estate bills are fixed income securities backed by real estate loans guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of June 30, 2019, the maturity between 2021 is 2022 (12/31/2018 - with maturity up to 2021).

Interim Condensed Consolidated Financial Statements - June 30, 2019           39

The changes in the balance of Marketable debt instruments in the six-month periods ended on June 30, 2019 and 2018 were as follows:

	1/01 to 6/30/2019	1/01 to 6/30/2018
Balance at beginning of the period	74,626,232	70,247,012
Issues	29,246,867	35,259,838
Payments	(27,941,187)	(40,764,759)
Interest	2,541,650	2,754,771
Exchange differences and other	(256,609)	2,632,532
Balance at end of the period	78,216,953	70,129,394

The Composition of "Eurobonds and other securities" is as follows:

				Interest	6/30/2019	12/31/2018
	Issuance	Maturity	Currency	Rate (p.a.)	Total	Total
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	192,054	194,243
Eurobonds	2017	2024	USD	6.9% to 10.0%	632,157	639,275
Eurobonds	2018	2019	USD	Zero Coupon to 9%	305,499	855,035
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95	-	19,386
Eurobonds	2018	2019	USD	LIBOR 1M + 1.5%	197,783	197,055
Eurobonds	2018	2020	USD	Up to 3.5%	-	34,776
Eurobonds	2018	2024	USD	6.6% to 6.7%	1,197,878	1,211,361
Eurobonds	2018	2025	USD	9.00%	1,197,418	1,287,821
Eurobonds	2019	2019	USD	1.1% to 4.0%	364,882	-
Eurobonds	2019	2020	USD	1.1% to 4.0%	2,139,610	-
Eurobonds	2019	2020	USD	CDI + 6.4%	1,386	-
Eurobonds	2019	2022	USD	CDI + 6.4%	5,897	-
Eurobonds	2019	2023	USD	CDI + 6.4%	9,313	-
Eurobonds	2019	2024	USD+BRL	2.8% to 3.8%	44,419	-
Eurobonds	2019	2024	USD	CDI + 6.4%	17,534	-
Eurobonds	2019	2025	USD	CDI + 6.4%	6,748	-
Eurobonds	2019	2026	USD	CDI + 6.4%	21,538	-
Outros					48,383	77,695
Total					6,382,499	4,516,647

b.4) Subordinated liabilities

The Composition of "Subordinated Liabilities" is as follows:

Interim Condensed Consolidated Financial Statements - June 30, 2019           40

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)	6/30/2019	12/31/2018

Tier I (1) (2)	jan-2014	No Maturity (Perpetual)	R$3,000	7.375%	-	4,906,880
Tier II (1) (2)	jan-2014	jan-2024	R$3,000	6.000%	-	4,978,728
Total					-	9,885,608

(1)   Subordinated deposit certificates issued with yield paid at the end of the term together with the principal.

(2)   On December 18, 2018, the Bank issued an approval for the repurchase of Notes issued on January 29, 2014. This approval led to the reclassification of these instruments from the Series of Eligible Debt Instruments to Subordinated Debt Capital (Note 8.b.5) .

Changes in the balance of "Subordinated liabilities" for the semester ended June 30, 2019 and 2018 were as follows:

	1/01 to 6/30/2019	1/01 to 3/31/2018
Balance at beginning of the period	9,885,608	519,230
Payments	(9,924,747)	(544,566)
Interest	39,139	25,336
Balance at end of the period	-	-

b.5) Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)(2)	6/30/2019	12/31/2018

Tier I (1)	jan-14	No Maturity (Perpetual)	R$3,000	7.375%	-	4,893,668
Tier II (1)	jan-14	jan-24	R$3,000	6.000%	-	4,886,275
Tier I (3)	nov-18	No Maturity (Perpetual)	US$1.250	7.250%	4,839,658	-
Tier II (3)	nov-18	nov-28	US$1.250	6.125%	4,832,630	-
Total					9,672,288	9,779,943

(1) Notes repurchased in 2019; as authorized by Bacen on December 17, 2018, from the date of authorization they should be excluded from Level I and Level II of the PR.

(2) Emissions from January 2014 were made by Banco Santander in Brazil, thus affecting the Income Tax at source assumed by the issuer, thus the effective interest rate of these issues is 8.676% and 7.059% for Tier I instruments and Level II, respectively. The issues made in November 2018 were made through the Cayman Agency and consequently there is no incidence of Income Tax at Source.

(3) Interest paid semiannually, as of May 8, 2019.

Interim Condensed Consolidated Financial Statements - June 30, 2019           41

Notes have the following common characteristics:

(a) Unit value of at least US$ 150 thousand and in integral multiples of US$ 1 thousand in excess of such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth (fifth) anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or due to changes in the tax law applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

Changes in the balance of "Debt Instruments Eligible to Compose Capital" for the six-month period ended on June 30, 2019 and 2018 were as follows:

	1/01 to 6/30/2019	1/01 to 6/30/2018
Balance at beginning of the period	9,779,943	8,436,901
Interest payment Tier I (1)	172,682	138,660
Interest payment Tier II (1)	145,886	113,716
Foreign exchange variation	(97,331)	1,461,871
Payments of interest - Tier I	(178,278)	(179,944)
Payments of interest - Tier II	(150,614)	(138,715)
Balance at end of the period	9,672,288	9,832,489

(1)   The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges".

9.                Provisions

a) Breakdown

	6/30/2019	12/31/2018
Provisions for pension funds and similar obligations (1)	4,816,901	3,357,654
Provisions for judicial and administrative proceedings, commitments and other provisions	11,244,851	11,338,244
Judicial and administrative proceedings under the responsibility of former controlling stockholders	102,759	605,638
Judicial and administrative proceedings	9,682,593	9,507,240
Of which:
Civil	3,332,542	3,377,338
Labor	3,678,646	3,819,107
Tax and Social Security	2,671,405	2,310,795
Provision for contingent liabilities (Note 3 b.2)	542,798	626,267
Other provisions	916,701	599,099
Total	16,061,752	14,695,898

(1) In the six-month period ended June 30, 2018, there was an increase in the cost contribution established for a post-employment benefit plan, which is calculated as a percentage of the total monthly compensation of the members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations. In the Consolidated Statements of Income, this amount was recorded under Provisions (Net).

b) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are part of lawsuits and administrative tax, labor and civil proceedings arising in the normal course of its activities.

The provisions were constituted based on the nature, complexity, lawsuits historic and company´s assessment of lawsuit losses based on the opinions of internal and external legal advisors. Banco Santander has the policy to fully provision the lawsuits for which the loss assessment is considered probable. The legal obligation of tax and social security were fully recognized in the financial statements.

Management understands that the provisions recorded are sufficient to meet legal obligations and losses derived from lawsuits and administrative proceedings.

b.1) Lawsuits and Administrative Tax and Social Security

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$ 3,695,990 (12/31/2018 - R$ 3,632,467): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718 / 1998, which modified the calculation basis of PIS and Cofins so that levied on all revenues of legal entities and not only on those arising from the provision of services and the sale of goods. In relation to the Banco Santander case, on April 23, 2015, a decision of the Supreme Federal Court (STF) was issued admitting the Extraordinary Appeal filed by the Federal Government concerning PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecution regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander's PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Interim Condensed Consolidated Financial Statements - June 30, 2019           42

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are part in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

The main topics discussed in these lawsuits are:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$737,345 (12/31/2018 – R$729,919 ):  in May 2003, the Federal Revenue Service of Brazil issued an assessment notice in Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another self at Banco Santander Brasil SA The subject of the case was the collection of CPMF on transactions carried out by Santander DTVM in the administration of its clients' funds and compensation services provided by the Bank to Santander DTVM, which occurred during the years in 2000, 2001 and 2002. In June 2015, the defenses were assessed with unfavorable decisions at the administrative level (CARF). On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. The referred action was dismissed unfounded and, currently, awaits judgment in the Federal Regional Court (TRF 3). On June 30, 2019  totaled R$1,477.3 million. Based on the assessment of the legal advisors, a provision was recorded to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$277,593 (12/31/2018 – R$273,233 ): Banco Santander and its subsidiaries got into lawsuits and administrative proceedings to challenge the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - financial institutions – R$212,574 (12/31/2018 - R$228,403 ): Banco Santander and its subsidiaries filed lawsuits and administrative proceedings to challenge some municipalities collection of ISS on certain revenues derived from transactions not usually classified as services (Note 9.b.4 - Possible Loss Risk).

.

b.2) Lawsuits and Administrative Proceedings - Labor Contingencies

These are lawsuits filed by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they believe are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the payments and successes historic. Claims that do not fit the previous criteria have their provisions constituted according to individual assessment performed, and provisions being constituted based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

b.3) Civil judicial and administrative proceedings

These contingencies are generally caused by: (1) Lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including supposed effects of the implementation of various government economic plans, (2) lawsuits deriving of financing agreements, (3) lawsuits of execution; and (4) lawsuits of indemnity by loss and damage. For civil lawsuits considered common and similar in nature, provisions are recorded based on the average of cases closed. Claims that do not fit the previous criteria are provisioned according to individual assessment performed, and provisions are based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

The main processes with the classification of risk of loss as probable are described below:

• Lawsuits for indemnity - seeking indemnity for material and emotional damage, regarding the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recorded based on the average of cases closed. Civil lawsuits that do not fit into the previous criteria are provisioned according to the individual assessment made, being the provisions recognized based on the risk of loss as probable, the law and jurisprudence according to the assessment of loss made by legal counsel.

• Economic Plans  -  Lawsuits filed by savings accountholders, related to supposed inflation purge arising from the Economic Plans (Bresser, Verão, Collor I and II), based on the understanding that such plans violated acquired rights relating to the application of inflation indexes on Saving Accounts, Lawsuits Deposits and Time Deposits (CDB). Provisions arising from such lawsuits are recorded based on the individual evaluation of loss made by external legal consultants.

Banco Santander is also party in public class lawsuits on the same matter filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. The provision is made for the lawsuits with the classification of risk as probable, based on the individual execution orders. The STF is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in courts or in phase of definitive execution. There are favorable decisions to Banks at the STF with regard to a economic phenomenom similar to the savings accounts, as in the case of monetary restatement of time deposits - CDB and agreements (present value table).

Interim Condensed Consolidated Financial Statements - June 30, 2019           43

However, the Supreme Court´s jurisprudence has not come to a conclusion regarding the constitutionality of the norms that changed Brazil’s monetary standard. On April 14, 2010, the lastly court prior to the Supreme Court ("STJ") had decided that the deadline for the filing of civil lawsuits that argue the government's purge is five years, but this decision has not been handed down on the lawsuits yet. Thus, with this decision, a majority lawsuits, as they were filed after the period of five years is likely to be rejected, reducing the values involved. Still, the STF decided that the deadline for individual savers to become party on the public civil litigations, is also five years, counted from the final unappealable sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the legal basis.

At the end of 2017, the General Union Law (AGU), Bacen, Institute of Consumer Protection (Idec), the Brazilian Front of the Moneysavers (Febrapo), the Brazilian Banks Federation (Febraban) have signed an agreement with the purpose to close all lawsuits related to Economic Plans.

The discussions focused on the definition of the amount that would be paid to each person according to the oustanding balance in the saving account.

The total value of the payments will depend on the number of accessions, as well as on the number of savers who have proved in court the existence of the account and the balance on the anniversary date of the index changes. The term of agreement negotiated between the parties was approved by the STF.

Management considers that the provisions set up are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

b.4) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible, totaled R$23,234 million, being the main lawsuits as follow:

• INSS on Profit Sharing Payments (“PLR”) – Bank and the subsidiaries have several lawsuits and administrative proceedings arising from inquiries by tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of June 30, 2019 the amounts related to these proceedings totaled approximately R$5,216 million.

• Tax Over Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal challenges for various municipalities to pay ISS on various revenues arising from operations that are usually not classified as services. As of June 30, 2019, the amounts related to these lawsuits amounted to approximately R$3,166 million.

Unrecognized Compensation – The Bank and its affiliates discuss administrative and legal proceedings with the Brazilian Federal Revenue, the not ratification of tax offsets with credits due to overpayment or undue payment. On June 30, 2019, the figure was R$2,709 million.

• Goodwill amortization of Banco Real – the Brazilian Tax Authority issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. This decision will craft appealed before the CARF. As of June 30, 2019, the balance was approximately R$1,398 million.

• CSLL Tax Losses- Tax assessment  issued by the Brazilian Revenue Service, based on supposed excess utilization of Tax losses and negative basis of CSLL, of 2009 fiscal year , as a result of the other previous assessments  related to previous tax periods. There is no administrative decision yet. As of June 30, 2019, the amount involved was R$1,040 million.

• Goodwill amortization of Banco Sudameris – the Brazilian Tax Authority have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012.  Banco Santander timely presented its appeals, which are pending. On June 30, 2019, the balance was approximately R$625 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses  because they fail to meet the relevant requirements under applicable law. As of June 30, 2019 the amount related to this challenge is approximately R$460 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil  Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Authority of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência  S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of June 30, 2019 the amount related to this proceeding is approximately R$302 million.

Interim Condensed Consolidated Financial Statements - June 30, 2019           44

The labor claims with classification of loss risk as possible totaled R$294 million, excluding the lawsuits below:

• Semiannual Bonus or PLR – An action was filed in 1998 by the Association of Retired Employees of Banespa (AFABESP) requesting the payment of a semi-annual bonus contemplated in the Banespa statute, which would only be carried out in the event Banespa made a profit and that the distribution of this profit was approved by the Administrative Council. The bonus was not paid in 1994 and 1995, since Banespa did not make a profit during those years. Partial payments were made from 1996 to 2000, as approved by the Board of Directors. The clause in question was removed from the statute in 2001. The Regional Labor Court and the Superior Labor Court ordered that Santander Brazil, as successor to Banespa, pay this semi-annual bonus for the period from 1996 to the present. On March 20, 2019, a decision of the Federal Supreme Court (STF) rejected the extraordinary appeal filed by the Bank. Santander Brasil shall file a rescission action and / or an appeal to reverse the decision in the main proceedings and suspend procedural enforcement, a preliminary decision was granted determining the suspension of execution of the decision rendered in the records of the main act. On June 2019, a decision of the Federal Supreme Court authorized the initial phase of judges’ settlement to ascertain the amounts involved. Whatever, the previous court decision prohibits the practices of any processual act including related to their execution and remains valid until Rescission Process judgement. Based on the opinion of its legal advisors, Management classifies the risk of loss as possible. The current court ruling does not define a specific amount to be paid by the defendants.

• Readjustment of Banesprev retirement complements by the IGPD-I - lawsuit filed in 2002 in Federal Court by the Association of Retired Employees of the Banco do Estado de São Paulo S.A. - Banespa, requesting the readjustment of the retirement supplementation by the IGPDI for Banespa retirees who have been admitted until May 22, 1975. The judgment granted the correction but only in the periods in which no other form of adjustment could be applied. The Bank and Banesprev have appealed this decision and although the appeals have not yet been judged, the Bank's success rate in this matter in the High Courts is around 90%. In Provisional Execution, calculations were presented by the Bank and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other lawsuits or have already had some type of adjustment. The amount related to this claim is not disclosed due to the current stage of the lawsuit and such disclosure may impact the progress of the claim.

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,454 million, being the main lawsuits as follow:

• Indemnity lawsuit arising of the Banco Bandepe - related to mutual agreement on appeal to the Justice Superior Court (STJ - Superior Tribunal de Justiça);

• Indemnity lawsuit related to custody services - provided by Banco Santander (Brasil) S.A. at an early stage which was not handed down yet;

• Lawsuit arising from a contractual dispute - the acquisition of Banco Geral do Comércio S.A. on appeal to the Court of the State of São Paulo (TJSP - Tribunal de Justiça do Estado de São Paulo).

b.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$101,967, R$213 and R$579 (12/31/2018 - R$598,544, R$327 and R$6,767), with responsibility of the former controlling stockholders of the bank and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amounts reimbursable were recorded under other assets.

10.             Shareholders’ Equity

a) Share Capital

In accordance with the Bylaws, Banco Santander's share capital may be increased up to the limit of authorized capital, regardless of statutory reform, by resolution of the Board of Directors and by issuing up to 9,090,909,090 (nine billion, ninety million , nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase that exceeds this limit will require the approval of the shareholders.

The fully subscribed and paid-in capital is divided into registered book-entry shares with no par value.

						Thousand shares
			6/30/2019			12/31/2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	80,082	105,709	185,791	82,043	107,699	189,742
Foreign Residents	3,738,613	3,574,127	7,312,740	3,736,652	3,572,137	7,308,789
Total	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(15,226)	(15,226)	(30,452)	(13,317)	(13,317)	(26,634)
Total outstanding	3,803,469	3,664,610	7,468,079	3,805,378	3,666,519	7,471,897

Interim Condensed Consolidated Financial Statements - June 30, 2019           45

b) Dividends and interest on capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to relevant legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Prior to the annual stockholders meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on (i) balance sheets or earning reserves shown in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, provided that the total dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend.

The highlight of Dividends and Interest on Equity in 2019 is described below:

	6/30/2019
	Amount	Real per Thousand Shares / Units
		Common	Preferred	Units
Interest on Capital (1) (3)	1,000,000	127.5853	140.3438	267.9291
Interest on Capital (2) (3)	1,000,000	127.6399	140.4039	268.0438
Total on June 30, 2019	2,000,000

(1) Approved by the Board of Directors on March 29, 2019, common shares - R$108.4475, preferred - R$119.2922 and Units - R$227.7397 net of taxes and were paid on May 28, 2019, without any remuneration as monetary restatement.

(2) Deliberated by the Board of Directors on June 28, 2019, common shares - R$108.4939, preferred - R$119.3433 and Units - R$227.8373 net of taxes and will be paid as of July 31, 2019, without any remuneration for monetary restatement.

(3) They were fully charged to the mandatory minimum dividends to be distributed by the Bank for the year 2019.

	6/30/2018
	Amount	Real per Thousand Shares / Units
		Common	Preferred	Units
Interest on Capital (1)(2)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2)(3)	600,000	76.4956	84.1451	160.6407
Total on June 30, 2018	1,200,000

(1) Approved by the Board of Directors on March 27, 2018, common - R$64,8808, preferred - R$71,3689 and Units - R$136,2497 net of taxes and were paid on April 26, 2018, without any remuneration for monetary restatement.

(2) Deliberated by the Board of Directors on June 26, 2018 and were paid as from July 27, 2018, without any compensation as monetary restatement.

(3) The amounts of interest on equity were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2018.

c) Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program was 365 days counted from November 6, 2018, and expired on November 5, 2019.

	6/30/2019	12/31/2018
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	13,317	1,773
Shares Acquisitions	4,975	15,816
Payment - Share-based compensation	(3,066)	(4,272)
Treasury shares at end of period	15,226	13,317
Subtotal - Treasury Shares	R$ 612,398	R$ 460,550
Emission Costs	R$ 2,410	R$ 882
Balance of Treasury Shares	R$ 614,808	R$ 461,432

Cost/Market Value	Units	Units
Minimum cost	R$ 7.55	R$ 7.55
Weighted average cost	R$ 31.51	R$ 28.59
Maximum cost	R$ 49.55	R$ 43.84
Market value	R$ 45.46	R$ 42.70

Interim Condensed Consolidated Financial Statements - June 30, 2019           46

In the semester ended in June 30, 2019, treasury shares were traded, that have resulted in gain of R$3,897 (6/30/2018 - loss of R$8,112) recorded directly in equity in capital reserves.

11.             Income Tax

The total income tax for the six-month period can be reconciled to the accounting profit as follows:

	1/01 to 6/30/2019	1/01 to 6/30/2018
Operating Income before Tax	12,356,191	4,750,212
Interest on capital (1)	-	(600,000)
Operating Income before Tax	12,356,191	4,150,212
Tax (25% of Income Tax and 15% of Social Contribution)	(4,942,476)	(1,867,595)
PIS and COFINS (net of income tax and social contribution) (2)	(967,934)	(539,023)
Non - Taxable/Indeductible :
Equity instruments	24,185	14,833
Goodwill	(64,748)	(50,560)
Exchange variation - foreign operations (3)	(237,289)	2,725,675
Net Indeductible Expenses of Non-Taxable Income	895,573	174,829
Adjustments:
IR/CS Constitution on temporary differences	25,178	265,893
CSLL Tax rate differential effect (4) (5)	38,558	99,237
Others Adjustments	34,245	219,689
Income tax and Social contribution	(5,194,708)	1,042,978
Of which:
Current taxes (6)	(4,696,005)	(1,450,019)
Deferred taxes	(498,703)	2,492,997
Taxes paid in the period	(2,983,355)	(2,360,132)

(1) Amount distributed to shareholders as interest attributable to shareholders' equity. For accounting purposes, although interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of net income in the financial statements and deducted from shareholders' equity, since it is considered as a dividend. As of January 2019, pursuant to resolution nº 4,706, the amounts have the capital declared as a contra entry to the retained earnings account, by the net amount of the tax taxes.

(2) PIS and COFINS are considered as components of the profit base (net of certain revenues and expenses); therefore, and in accordance with IAS 12, are accounted for as income taxes.

(3) Permanent differences related to the investment in subsidiaries abroad are considered as non-taxable / deductible (see details below).

(4) Effect of the rate differential for other non-financial corporations, with a social contribution rate of 9%.

(5) Includes the increase of the provisional CSLL rate (5%) from September 2015 to December 2018.

(6) Includes, mainly, the tax effect on revenues with judicial deposit updates and other income and expenses that do not fall as temporary differences.

Exchange Hedge of Grand Cayman, branch in Luxembourg and of Santander Brasil EFC

Banco Santander operates an agency in the Cayman Islands and Luxembourg, as well as a subsidiary called Brasil EFC, which are used primarily to raise funds in the international capital and financial markets, to provide the Bank with credit lines that are extended to its clients for financing to foreign trade and working capital.

To hedge exposure to exchange rate variations, the Bank uses derivatives and funding. Under Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as coverage are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the period ended June 30, 2019 and 2018.

Interim Condensed Consolidated Financial Statements - June 30, 2019           47

	1/01 to 6/30/2019	1/01 to 6/30/2018
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	(554,543)	6,566,088
Gains (losses) on financial assets and liabilities
Result generated by derivative contracts used as hedge	967,148	(12,462,906)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(44,950)	476,406
Tax effect of derivative contracts used as hedge - IR / CS	(367,655)	5,420,412

12.             Breakdown of income accounts

a) Personnel expenses

	4/01 to 6/30/2019	4/01 to 6/30/2018	1/01 to 6/30/2019	1/01 to 6/30/2018
Salary	1,480,684	1,446,403	2,969,225	2,888,034
Social security costs	304,905	356,695	602,527	709,817
Benefits	367,250	342,284	726,588	694,575
Defined benefit pension plans	2,523	2,467	5,045	4,877
Contributions to defined contribution pension funds	22,411	24,917	76,506	76,335
Share-based payment costs	3,271	(5,790)	3,737	(7,291)
Training	15,661	13,679	27,657	22,901
Other personnel expenses	89,104	80,314	178,704	156,496
Total	2,285,809	2,260,969	4,589,989	4,545,744

b) Other administrative expenses

	4/01 to 6/30/2019	4/01 to 6/30/2018	1/01 to 6/30/2019	1/01 to 6/30/2018
Property, fixtures and supplies	176,488	325,393	360,851	645,677
Technology and systems	479,054	328,804	1,121,660	706,923
Advertising	161,954	137,996	283,094	241,913
Communications	117,832	156,794	229,590	306,276
Subsistence allowance and travel expenses	40,124	28,895	73,122	54,991
Taxes other than income tax	24,677	26,015	47,715	48,072
Surveillance and cash courier services	159,730	155,627	324,281	315,143
Insurance premiums	7,961	7,022	16,483	13,704
Specialized and technical services	515,059	496,421	1,005,541	937,099
Other administrative expenses	176,124	205,769	168,734	379,074
Total	1,859,003	1,868,736	3,631,071	3,648,872

13.             Share-based compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, may also be eligible according to the seniority of the group. For the Board of Directors members in order to be eligible, they are required to exercise Executive Board functions.

a) Global and Local Program

Below are the long-term compensation programs and their characteristics.

Program	Plan	Settlement Types	Vesting Period	Exercise/Settlement Period
Local	Long-Term Incentive Plan - Private Ultra High (2)	Cash	Apr/2017 to Dec/19	In March/20 and March/21
Global	Global Long-Term - ILP CRDIV - Grant 2014 (2) (3)	Global Shares of Grupo Santander	2014 to 2017	In July/2016, July/2017 and July/2018
Global	Global Long-Term - ILP CRDIV - Grant 2015 (2) (3)	Global Shares of Grupo Santander	2015 to 2018	In 2019/2020

(1) Aims the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's performance in this indicator with respect to the main global competitors.

(3) The Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Banco Santander Espanha. The settlement types  of Global program – grant 2014/2015 has been changed in april 2019, from Global shares of Santander Group to Cash

Interim Condensed Consolidated Financial Statements - June 30, 2019           48

a.1) Fair Value and Performance Parameters for Existing Plans

i.                  Private Ultra High

Each participant has a target in Reais, if the indicators are reached, the target will be applied on the reference value, the first, paid in March 2020 and the second in March 2021.

Phase 1 (Reference Value)	Phase 2 (Calculation of the Incentive in Cash)
BAI (Private Ultra High Segment Income Tax Indicator) for 2017	BAI 50%
MOL - 25% (Private Ultra High Segment Net Margin Indicator)
AUM - 25% (Indicator Assets Under Management of Private Ultra High Segment)

ii.                 CRDIV Global Long Term Incentive - Grants 2015

The agreed values of the ILP for each participant will be obtained from the verification of the achievement of indicators in two moments: first time to determine the eligibility (2015-2016) and a second time to calculate the number of actions due (2016, 2017 and 2018).

Phase 1	Phase 2
RTA versus Competitors	RTA versus Competitors
ROTE (Return on Tangible Capital) of the Bank versus Budget	ROTE Bank versus Budget
Employee Satisfaction
Clients Satisfaction
B usiness Bindings versus Budget

At the end of the indicator measurement period, Phase 1 reached 91.5% and Phase 2 reached 73.09%, resulting in the final achievement of the 66.88% plan.

Each executive had a target in Reais, which was converted into shares of Grupo Santander (SAN) for a price of R$45.49, which will be delivered in 2019 (SAN). Due to the Group's capital increase (2017), the number of target shares increased by approximately 1.5%.

The payment corresponding to the SAN shares was made in cash in March / 2019 to the participants of the "Extended Group" (without lock-up) and for the participants of the Collective Identification will be held in March / 2020, after the lock-up of 1 year.

	Number of Shares	Granted Year	Employees	Data of Commencement of the Period	Data of Expiry of Period

2nd Long-Term Incentive Global Plan CRDIV - Grant 2015	1,775,049	2016	Directors	Jan-15	Dec-18
Delivered shares - March/2019 (without Lockup) (1)	(138,815)	2016	Directors	Jan-15	Dec-18
Canceled shares (Grant 2015)	(580,320)	2016	Directors	Jan-15	Dec-18
Balance Plans on June 30, 2019	1,055,914

a.2) Impact on Results

The impacts on income are recorded in the Personnel Expenses line, as follows:

Plan	1/01 to 6/30/2019	1/01 to 6/30/2018
Long-Term Incentive Plan - Private Ultra High	-	(5,870)
Global Long-Term – ILP CRDIV - Grant 2014 and 2015	-	(2,742)

b) Variable Remuneration Referenced in Shares

The approval of the proposal of the incentive plan valid until 2018 (deferment) to pay the variable compensation of administrators and certain employees occurred on October 25, 2016, as approved by the Extraordinary General Meeting held on December 21, 2016.

In this proposal, certain requirements for future deferred payment of a portion of the variable remuneration due to its managers and other employees were considered, considering the long-term sustainable financial bases and adjustments in future payments, due to the risks assumed and the fluctuations of the cost of capital.

Banco Santander's variable compensation plan is divided into 2 programs: (i) Identified Collective and (ii) Unidentified Collective. The impacts on income are recorded in the Personnel Expenses line, as follows:

			Consolidated
Program	Participants	Settlement Types	1/01 to 6/30/2019	1/01 to 6/30/2018
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in indexed cash to 100% of CDI and 50% in shares (Units SANB11)	(6,765)	10,450
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	100% in indexed cash to 100% of CDI	(8,984)	18,925

For the year 2019, considering the leadership role and impact in the construction of the Bank that we want to be, the payment method of the variable remuneration of the Unidentified Collective and certain employees was changed, to include shares in the deferred portion.

Interim Condensed Consolidated Financial Statements - June 30, 2019           49

14.             Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

Based on these guidelines the Bank has identified, the following reportable operating segments:

               • Commercial Banking,

               • Global Wholesale Banking,

The Bank has two segments, the commercial segment include individuals and companies (except for global corporate customers, which are dealt with within our Global Wholesale Banking segment)  Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

4/01 to 6/30/2019
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	10,651,487	656,668	11,308,155
Income from equity instruments	1,221	4,405	5,626
Income from companies accounted for by the equity method	31,428	-	31,428
Net fee and commission income	3,353,439	469,011	3,822,450
Gains (losses) on financial assets and liabilities and exchange differences (1)	558,793	194,763	753,556
Other operating income/(expenses)	(352,484)	(6,981)	(359,465)
TOTAL INCOME	14,243,884	1,317,866	15,561,750
Personnel expenses	(2,104,196)	(181,613)	(2,285,809)
Other administrative expenses	(1,729,384)	(129,619)	(1,859,003)
Depreciation and amortization	(560,664)	(23,415)	(584,079)
Provisions (net)	(823,011)	(3,003)	(826,014)
Net impairment losses on financial assets	(3,355,702)	(15,417)	(3,371,119)
Net impairment losses on other financial assets	1,648	(13,982)	(12,334)
Other financial gains/(losses)	(105,679)	-	(105,679)
OPERATING INCOME BEFORE TAX (1)	5,566,896	950,817	6,517,713
Hedge Cambial (1)	(583,898)	-	(583,898)
OPERATING INCOME BEFORE TAX	4,982,998	950,817	5,933,815

4/01 to 6/30/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	9,686,644	634,523	10,321,167
Income from equity instruments	5,742	2,476	8,218
Income from companies accounted for by the equity method	29,585	-	29,585
Net fee and commission income	3,106,247	411,474	3,517,721
Gains (losses) on financial assets and liabilities and exchange differences (1)	(6,145,110)	415,473	(5,729,637)
Other operating income/(expenses)	(193,844)	(23,806)	(217,650)
TOTAL INCOME	6,489,264	1,440,140	7,929,404
Personnel expenses	(2,071,570)	(189,399)	(2,260,969)
Other administrative expenses	(1,786,269)	(82,467)	(1,868,736)
Depreciation and amortization	(407,154)	(23,986)	(431,140)
Provisions (net)	104,749	(98,901)	5,848
Net impairment losses on financial assets	(3,115,636)	(42,736)	(3,158,372)
Net impairment losses on other financial assets	(337,435)	(13,883)	(351,318)
Other financial gains/(losses)	19,893	-	19,893
OPERATING INCOME BEFORE TAX (1)	(1,104,158)	988,768	(115,390)
Hedge Cambial (1)	5,730,030	-	5,730,030
OPERATING INCOME BEFORE TAX	4,625,872	988,768	5,614,640

1/01 to 6/30/2019
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	20,635,230	1,140,377	21,775,607
Income from equity instruments	2,068	5,629	7,697
Income from companies accounted for by the equity method	60,462	-	60,462
Net fee and commission income	6,731,744	855,410	7,587,154
Gains (losses) on financial assets and liabilities and exchange differences (1)	210,280	585,185	795,465
Other operating income/(expenses)	(594,852)	(14,937)	(609,789)
TOTAL INCOME	27,044,932	2,571,664	29,616,596
Personnel expenses	(4,220,903)	(369,086)	(4,589,989)
Other administrative expenses	(3,377,832)	(253,239)	(3,631,071)
Depreciation and amortization	(1,111,354)	(45,552)	(1,156,906)
Provisions (net)	(1,265,385)	(6,606)	(1,271,991)
Net impairment losses on financial assets	(6,517,496)	40,633	(6,476,863)
Net impairment losses on other financial assets	17,592	(28,374)	(10,782)
Other financial gains/(losses)	(122,803)	-	(122,803)
OPERATING INCOME BEFORE TAX (1)	10,446,751	1,909,440	12,356,191
Hedge Cambial (1)	(412,605)	-	(412,605)
OPERATING INCOME BEFORE TAX	10,034,146	1,909,440	11,943,586

1/01 to 6/30/2018
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	19,013,191	1,127,436	20,140,627
Income from equity instruments	13,574	8,156	21,730
Income from companies accounted for by the equity method	32,962	-	32,962
Net fee and commission income	6,160,932	812,038	6,972,970
Gains (losses) on financial assets and liabilities and exchange differences (1)	(6,409,573)	749,414	(5,660,159)
Other operating income/(expenses)	(346,467)	(43,058)	(389,525)
TOTAL INCOME	18,464,619	2,653,986	21,118,605
Personnel expenses	(4,153,284)	(392,460)	(4,545,744)
Other administrative expenses	(3,495,214)	(153,658)	(3,648,872)
Depreciation and amortization	(811,259)	(51,870)	(863,129)
Provisions (net)	(712,751)	(22,193)	(734,944)
Net impairment losses on financial assets	(6,053,504)	(125,675)	(6,179,179)
Net impairment losses on non-financial assets	(384,605)	(28,913)	(413,518)
Other financial gains/(losses)	16,993	-	16,993
OPERATING INCOME BEFORE TAX (1)	2,870,995	1,879,217	4,750,212
Hedge Cambial (1)	5,896,818	-	5,896,818
OPERATING INCOME BEFORE TAX	8,767,813	1,879,217	10,647,030

(1)   Includes in the Commercial Bank, the economic hedge of investment in US Dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line.

Interim Condensed Consolidated Financial Statements - June 30, 2019           50

	6/30/2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	662,930,502	74,672,099	737,602,601
Loans and advances to customers	234,101,716	60,932,897	295,034,613
Customer deposits	236,291,870	89,921,439	326,213,309

	12/31/2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	646,128,672	77,736,335	723,865,007
Loans and advances to customers	237,411,240	64,280,147	301,691,387
Customer deposits	227,689,079	76,508,721	304,197,800

15.             Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its stockholders'. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The transactions between the Bank with its related parties on June 30, 2019 and December 31, 2018, and for the semester ended June 30, 2019 and 2018, were as follows:

a) Key-person management compensation

The Board of Directors' meeting, held on March 27, 2019  approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400.000.000,00 (four hundred million reais) for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was object of deliberation in the Ordinary General Assembly (AGO) held on April 26, 2019.

a.1) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

a.2) Short-term benefits

The table below shows the salaries and fees of the Board of Directors and Executive Board and refers to the amount recognized as expense in the period ended June 30, 2019 and 2018 by Banco Santander and its subsidiaries to their Banco Santander and other companies of the Santander Conglomerate.

The amounts related to Variable Remuneration and Share Based Remuneration will be paid in subsequent periods.

	1/01 to 6/30/2019	1/01 to 6/30/2018
Fixed Compensation	44,843	43,765
Variable Compensation - in cash	21,400	21,067
Variable Compensation - in shares	20,775	18,101
Others (1)	19,408	43,458
Total Short-Term Benefits	106,426	126,391
Variable Compensation - in cash	17,902	16,252
Variable Compensation - in shares	19,378	16,252
Total Long-Term Benefits	37,280	32,504
Total (2)	143,706	158,895

(1) In the first semester of 2019, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality, remaining in 2019, the other benefits.

(2) Refers to the amount paid by Banco Santander and its subsidiaries to their Managers for positions they hold at Banco and other companies in the Conglomerate Santander.

Interim Condensed Consolidated Financial Statements - June 30, 2019           51

Additionally, in the semester ended June 30, 2019, charges were collected on key-person management compensation amounting R$17.087 (6/30/2018 - R$17.686).

a.3) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation and its acquired benefits will be discontinued.

b) Lending operations

The Bank and its subsidiaries may carry out transactions with related parties, in line with the legislation in force as set forth in articles 6º and 7º of Resolution Nº. 4,693/18 CMN, article 34 of Law 6,404 / 76 "Law of Corporations" and in accordance with Santander's Related Party Transactions Policy published on the Investor Relations page.

The following are considered as related parties of the Santander Financial Institutions, in accordance with these regulations:

•        its controllers, natural or legal persons, under the terms of art. 116 of the Law of Corporations;

•        its directors and members of statutory or contractual bodies;

•        in relation to the persons mentioned in items (i) and (ii), their spouse, companion and relatives, consanguineous or the like, up to the second degree;

•        natural persons with qualified equity interest in their capital;

•        corporate entities with qualified equity interest in their capital;

•        legal entities in whose capital, directly or indirectly, a Santander Financial Institution has a qualified shareholding;

•        legal entities in which a Santander Financial Institution has effective operational control or preponderance in the deliberations, regardless of the equity interest; and

•        legal entities that have a director or member of the board of directors in common with a Santander Financial Institution.

c) Ownership Interest

The table below shows the direct ownership interests (common shares and preferred shares):

	6/30/2019
	Common	Common	Preferred	Preferred	Total
Stockholders'	shares (thousands)	shares (%)	shares (thousands)	shares (%)	shares (thousands)	Total shares (%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	3,156	0.1%	3,159	0.1%	6,315	0.1%
Directors (*)	4,605	0.1%	4,605	0.1%	9,210	0.1%
Other	356,488	9.3%	384,289	10.5%	740,777	9.9%
Total	3,803,469	99.6%	3,664,610	99.6%	7,468,079	99.6%
Treasury shares	15,226	0.4%	15,226	0.4%	30,452	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	359,644	9.4%	387,448	10.5%	747,092	10.0%

	12/31/2018
	Common	Common	Preferred	Preferred	Total
Stockholders'	shares (thousands)	shares (%)	shares (thousands)	shares (%)	shares (thousands)	Total shares (%)
Grupo Empresarial Santander, S.L. (GES) (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Other	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees, Qatar Holding and other.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

Interim Condensed Consolidated Financial Statements - June 30, 2019           52

d) Related-Party Transactions

Santander has a Policy for Related Party Transactions approved by the Board of Directors, which aims to ensure that all transactions typified in the policy are carried out in view of the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors.

The rules are also applied to all employees and administrators of Banco Santander and its subsidiaries. The transactions and remuneration of services with related parties are carried out in the ordinary course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve risks greater than normal collection or present other disadvantages.

As of December 2018, transactions and balances with key management personnel are shown. The main transactions and balances are as follows:

			6/30/2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	2,618,005	3,376,041	967,535
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(931,455)	-	(125,517)
Banco Santander, S.A. - Espanha	(931,455)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(125,517)
Loans and amounts due from credit institutions - Cash and overnight operations in foreign currency	3,436,720	-	102,331
Banco Santander, S.A. - Espanha (3)(4)	3,436,720	-	-
Banco Santander Totta, S.A. (2)	-	-	7,037
Bank Zachodni (2)	-	-	274
Santander UK plc	-	-	10,452
Banco Santander, S.A. – México (2)	-	-	84,568
Loans and other values with customers	1,635	-	962,271
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	876,110
Zurich Santander Brasil Seguros S.A.	-	-	62,066
Banco Santander, S.A. - Espanha (1)	1,635	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Cibrasec	-	-	27
Key Management Personnel (7)	-	-	23,754
Loans and other values with credit institutions (1)	42,043	3,374,554	2,283
Banco Santander, S.A. - Espanha	42,043	-	-
Banco RCI Brasil S.A.	-	3,374,554	-
Produban Brasil Tecnologia	-	-	2,091
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	69,062	1,487	26,167
Banco Santander, S.A. - Espanha	69,062	-	-
Banco RCI Brasil S.A.	-	1,487	-
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	26,167
Liabilities	(10,485,101)	(107,180)	(2,827,944)
Deposits from credit institutions	(41,994)	(106,285)	(1,409,582)
Banco Santander, S.A. - Espanha	(41,994)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,350,355)
Banco Santander Río S.A. (2)	-	-	(59,227)
Banco RCI Brasil S.A.	-	(106,285)	-
Securities	-	-	(104,945)
Key Management Personnel	-	-	(104,945)
Customer deposits	-	(895)	(972,199)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(59,588)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-	-	(14,080)
Gestora de Inteligência de Crédito	-	-	(42,701)
Santander Brasil Gestão de Recursos Ltda	-	-	(291,076)
Webmotors S.A.	-	(895)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(468,267)
Santander Brasil Asset (2)	-	-	(22,054)
Key Management Personnel	-	-	(42,128)
Others	-	-	(32,305)
Other Liabilities - Dividends and Interest on Capital Payable	(763,693)	-	(1,505)
Banco Santander, S.A. - Espanha	(118,601)	-	-
Grupo Empresarial Santander, S.L. (1)	(241,864)	-	-
Sterrebeeck B.V. (1)	(403,228)	-	-
Banco Madesant	-	-	(216)
Other Liabilities	(7,126)	-	(444,657)
Banco Santander, S.A. - Espanha	(7,126)	-	-
Santander Brasil Asset (2)	-	-	(14,480)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,615)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(21,401)
Key Management Personnel	-	-	(336,734)
Others	-	-	(67,427)
Debt Instruments Eligible for Capital	(9,672,288)	-	-
Banco Santander, S.A. - Espanha	(9,672,288)	-	-

Interim Condensed Consolidated Financial Statements - June 30, 2019           53

			12/31/2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	8,169,537	3,112,734	1,381,770
Financial assets for trading - Derivatives net	(72,815)	205,337	266,027
Banco Santander, S.A. - Espanha	(72,815)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	266,027
Banco RCI Brasil S.A.	-	205,337	-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-	146,988
Banco Santander, S.A. - Espanha (3)	8,194,590	-	-
Banco Santander Totta, S.A. (2)	-	-	7,883
Abbey National Treasury Services Plc (2)	-	-	87,260
Bank Zachodni (2)	-	-	193
Santander UK plc	-	-	46,615
Banco Santander, S.A. – México (2)	-	-	5,037
Loans and advances to customers	347	-	966,462
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	913,875
Zurich Santander Brasil Seguros S.A.	-	-	45,851
Banco Santander, S.A. - Espanha (1)	347	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Santander Securities Services Brasil Participações S.A. (2)	-	-	927
Key Management Personnel (7)	-	-	5,495
Loans and amounts due from credit institutions	15,143	2,905,947	2,293
Banco Santander, S.A. - Espanha	15,143	-	-
Banco RCI Brasil S.A.	-	2,905,947	-
Banco Hyundai	-	-	10
Produban Brasil Tecnologia	-	-	2,091
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	32,272	1,450	-
Banco Santander, S.A. - Espanha	32,272	-	-
Banco RCI Brasil S.A.	-	1,450	-

Liabilities	(23,166,005)	(38,380)	(3,065,551)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)	(1,410,619)
Banco Santander, S.A. – Espanha (4)	(107,084)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,151,399)
Banco Santander Río S.A. (2)	-	-	(259,220)
Banco RCI Brasil S.A.	-	(36,871)	-
Securities	-	-	(96,133)
Key Management Personnel	-	-	(96,133)
Customer deposits	-	(1,509)	(1,134,675)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(58,968)
Zurich Santander Brasil Seguros e Previdência S.A. (1) (5)	-	-	(234,249)
Gestora de Inteligência de Crédito	-	-	(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-	(126,988)
Webmotors S.A.	-	(1,509)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(427,209)
Santander Brasil Asset (2)	-	-	(18,639)
Key Management Personnel	-	-	(37,889)
Others	-	-	(40,059)
Other Liabilities - Dividends and Interest on Capital Payable	(3,922,473)	-	380
Banco Santander, S.A. - Espanha	(609,159)	-	-
Grupo Empresarial Santander, S.L. (1)	(1,242,259)	-	-
Sterrebeeck B.V. (1)	(2,071,055)	-	-
Banco Madesant	-	-	(1,112)
Key Management Personnel (6)	-	-	1,492
Other Liabilities	(9,603)	-	(424,504)
Banco Santander, S.A. - Espanha	(9,603)	-	-
Santander Brasil Asset (2)	-	-	(14,476)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,291)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(16,924)
Key Management Personnel	-	-	(381,292)
Others	-	-	(7,521)
Other - Debt Instruments Eligible for Capital	(9,779,943)	-	-
Banco Santander, S.A. - Espanha	(9,779,943)	-	-

(*) All loans and other securities with related parties were made in the ordinary course of business and on a sustainable basis, including interest rates and guarantees and do not involve risks greater than normal collection or have other disadvantages.

(1) Banco Santander (Brazil) S.A. is indirectly controlled by Banco Santander España (note 1-a), through the subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refer to subsidiaries of Parent Company (Banco Santander Espanha).

(3) As of June 30, 2019,it includes cash and cash equivalents in the amount of R$ 261.558  (12/31/2018- R$ 1,515,437).

(4) As of June 30, 2019, these investments include foreign currency investments (overnight investments) with maturity on July 01, 2019, in the amount of R$2.299.619 (12/31/2018 - R$ 6,583,716) and interest of up to 2.35% aa held by the Santander Financial Credit Institution, Banco Santander Brasil and its Grand Cayman Agency.

(5) Significant Influence of Banco Santander Spain.

(6) Of the total dividends approved in 2019, R$1.139 is allocated to Key Management Personnel, with the remaining provision being paid.

(7) At December 31, 2018, the balance with key management personnel refers to operations contracted prior to the term of the mandates. As from 2019, this policy was changed and the balance with key management personnel of the contracted operations does not depend on the validity of the mandates.

Interim Condensed Consolidated Financial Statements - June 30, 2019           54

			1/01 to 6/30/2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(778,441)	109,537	1,288,586
Interest and similar income - Loans and amounts due from credit institutions	63,581	99,206	1,385
Banco Santander, S.A. - Espanha	63,581	-	-
Banco RCI Brasil S.A.	-	99,206	-
Cibrasec	-	-	1,078
Key Management Personnel	-	-	307
Interest expense and similar charges - Customer deposits	-	(13)	(14,203)
Santander Brasil Gestão de Recursos Ltda	-	-	(7,629)
Gestora de Inteligência de Crédito	-	-	(3,082)
Webmotors S.A.	-	(13)	-
Key Management Personnel	-	-	(3,478)
Others	-	-	(14)
Interest expense and similar charges - Deposits from credit institutions	-	(752)	(54,299)
Banco RCI Brasil S.A.	-	(752)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(1,798)
SAM Brasil Participações	-	-	(21)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(37,181)
Santander Securities	-	-	(14,677)
Santander Asset Management, S.A. SGIIC.	-	-	(622)
Fee and commission income (expense)	(4,612)	11,096	1,467,322
Banco Santander, S.A. - Espanha	(4,612)	-	-
Banco RCI Brasil S.A.	-	10,992	-
Banco Santander International	-	-	17,476
Webmotors S.A.	-	104	-
Zurich Santander Brasil Seguros S.A.	-	-	155,527
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,288,436
Key Management Personnel	-	-	170
Others	-	-	5,713
Debt Instruments Eligible to Compose Capital	(352,659)	-	-
Banco Santander, S.A. - Espanha (2)	(352,659)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	(484,751)	-	50,281
Banco Santander, S.A. - Espanha	(484,751)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	27,021
Santander Securities	-	-	(927)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	22,870
Key Management Personnel	-	-	55
Others	-	-	1,262
Administrative expenses and amortization	-	-	(161,899)
ISBAN Chile S.A.	-	-	(13)
Aquanima Brasil Ltda.	-	-	(15,121)
Key Management Personnel	-	-	(143,706)
Others	-	-	(3,059)

Interim Condensed Consolidated Financial Statements - June 30, 2019           55

			1/01 to 6/30/2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(155,805)	63,830	846,879
Interest and similar income - Loans and amounts due from credit institutions	48,655	60,841	891
Banco Santander, S.A. - Espanha	48,655	-	-
Banco RCI Brasil S.A.	-	60,841	-
Abbey National Treasury Services Plc	-	-	143
Cibrasec	-	-	748
Interest expense and similar charges - Customer deposits	-	(71)	(3,878)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(2,867)
Santander Cultural	-	-	(24)
Gestora de Inteligência de Crédito	-	-	(663)
Webmotors S.A.	-	(71)	-
Santander Brasil Tecnologia	-	-	(215)
Others	-	-	(20)
Interest expense and similar charges - Deposits from credit institutions	(4,271)	(2,954)	(71,581)
Banco Santander, S.A. - Espanha	(4,271)	-	-
Banco RCI Brasil S.A.	-	(2,954)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(11,797)
SAM Brasil Participações	-	-	(25)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(56,994)
Santander Securities Services Brasil DTVM S.A	-	-	(2,229)
Santander Asset Management, S.A. SGIIC.	-	-	(536)
Fee and commission income (expense)	6,400	6,014	1,296,144
Banco Santander, S.A. - Espanha	6,400	-	-
Banco RCI Brasil S.A.	-	5,911	-
Banco Santander International	-	-	10,106
Webmotors S.A.	-	103	-
Zurich Santander Brasil Seguros S.A.	-	-	148,454
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	1,127,848
Others	-	-	9,736
Debt Instruments Eligible to Compose Capital	(212,297)	-	-
Banco Santander, S.A. - Espanha (2)	(212,297)	-	-
Gains (losses) on financial assets and liabilities and exchange differences (net)	39,264	-	(51,626)
Banco Santander, S.A. - Espanha	39,264	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(57,005)
Abbey National Treasury Services Plc	-	-	(15,046)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(179)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	20,385
Others	-	-	219
Administrative expenses and amortization	(33,556)	-	(313,516)
Banco Santander, S.A. – Espanha	(33,556)	-	-
ISBAN Brasil S.A.	-	-	(14,210)
Santander Brasil Tecnologia	-	-	(33,567)
ISBAN Chile S.A.	-	-	(12)
Aquanima Brasil Ltda.	-	-	(14,457)
TECBAN - Tecnologia Bancaria Brasil	-	-	(137,482)
Produban Servicios	-	-	(23,633)
Ingeniería de Software Bancário, S.L.	-	-	(53,960)
Santander Securities Services Brasil DTVM S.A	-	-	(23,476)
Others	-	-	(12,719)
Other Administrative expenses - Donation	-	-	(9,555)
Santander Cultural	-	-	(1,500)
Fundação Santander	-	-	(270)
Fundação Sudameris	-	-	(7,785)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

Interim Condensed Consolidated Financial Statements - June 30, 2019           56

16.             Fair value of financial assets and liabilities

Under IFRS 13, fair value measurement using a fair value hierarchy that reflects the model used in the measurement process should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) prices in active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

Level 2: Are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

Level 3: Are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Trading Financial Assets, Other financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity and observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations cannot be observed, the Management, using their own internal models, make their best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Private Securities (prominently on Debenture portfolio) in a market with less liquidity than those classified at Level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses internally developed models, in order to properly measure the fair value of these instruments. Level 3 comprises mainly unlisted low liquidity instruments.

Interim Condensed Consolidated Financial Statements - June 30, 2019           57

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For the valuation derivatives traded over the counter, and the valuation of financial instruments (primarily swaps and options), are usually used as observable market data: exchange rates, interest rates, volatility, correlation between indexes and market liquidity.

When pricing the financial instruments mentioned, uses the method of the Black-Scholes model (exchange rate options, interest rate options; caps and floors) and the method of present value (discount of future values by market curves).

Level 3: Derivatives not traded in the stock market and that do not have an observable data in a active market were classified as Level 3, these and are composed of complex derivatives.

Banco Santander's new policy on the classification of instruments in the fair value hierarchy in force from September / 2018 introduced more granular procedures regarding the classification processes of instruments. Definitions of instruments, risk factors and maturities were included, as well as the degree of price observability in the markets, as well as their relevance to the fair value measurement model. The application of the new definitions as of September 2018 resulted in the reclassifications of certain financial instruments, as demonstrated in the section "Fair Value Level 3 Movement".

The following table shows a summary of the fair values of financial assets and liabilities for the period ended June 30, 2019 and December 31, 2018, classified based on several measurement methods adopted by the Bank to determine fair value:

	6/30/2019
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	483,242	30,883,880	2,417,284	33,784,406
Debt instruments	483,242	855,723	2,417,284	3,756,249
Balances with The Brazilian Central Bank	-	30,028,157	-	30,028,157
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	38,903,774	21,566,704	656,352	61,126,830
Debt instruments	37,538,418	1,075,499	183,572	38,797,489
Equity instruments	1,365,356	-	-	1,365,356
Derivatives	-	20,491,205	472,780	20,963,985
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	142,123	-	148,770	290,893
Equity instruments	142,123	-	148,770	290,893
Financial Assets Measured At Fair Value Through Other Comprehensive Income	88,486,386	1,935,968	834,018	91,256,372
Debt instruments	88,478,023	1,935,968	793,039	91,207,030
Equity instruments	8,363	-	40,979	49,342
Hedging derivatives (assets)	-	279,646	-	279,646
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	25,579,434	21,660,987	403,956	47,644,377
Trading derivatives	-	21,473,540	403,956	21,877,496
Short positions	25,579,434	187,447	-	25,766,881
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	1,694,955	519,442	2,214,397
Other financial liabilities	-	1,694,955	519,442	2,214,397
Hedging derivatives (liabilities)	-	251,664	-	251,664

	12/31/2018
	Level 1(1)	Level 2(1)	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	2,660,859	40,540,054	510,887	43,711,800
Debt instruments	2,660,859	-	510,887	3,171,746
Balances with The Brazilian Central Bank	-	40,540,054	-	40,540,054
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,855,112	17,626,932	1,370,270	68,852,314
Debt instruments	49,094,924	432,910	538,635	50,066,469
Equity instruments	757,843	8,490	-	766,333
Derivatives	2,345	17,185,532	831,635	18,019,512
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	142,732	619,798	154,947	917,477
Loans and advances to customers	-	619,180	-	619,180
Equity instruments	142,732	618	154,947	298,297
Financial Assets Measured At Fair Value Through Other Comprehensive Income	83,283,924	1,442,797	709,956	85,436,677
Debt instruments	83,253,117	1,442,797	699,777	85,395,691
Equity instruments	30,807	-	10,179	40,986
Hedging derivatives (assets)	-	343,934	-	343,934
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	32,697,510	17,600,024	641,458	50,938,992
Trading derivatives	1,833	17,600,024	641,458	18,243,315
Short positions	32,695,677	-	-	32,695,677
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	-	1,946,056	1,946,056
Other financial liabilities	-	-	1,946,056	1,946,056
Hedging derivatives (liabilities)	-	223,520	-	223,520

(1) There was no transfer between Level 1 and 2.

Interim Condensed Consolidated Financial Statements - June 30, 2019           58

Movements in fair value of Level 3

The following table shows the changes that occurred in the nine-month period ended June 30, 2019 and 2018 for level 3:

	Fair Value 12/31/2018	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 6/30/2019
Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	2,370	1,904,027	-	2,417,284
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	73,767	(878,421)	90,736	656,352
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(6,177)	-	-	148,770
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	88,835	25,435	9,792	834,018
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,946,056	-	-	(1,426,614)	519,442
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	641,458	86,854	(492,534)	168,178	403,956

		Fair Value 12/31/2017	Additions / Low	Impact IFRS 9	Fair value 6/30/2018
Other financial assets at fair value through profit or loss		33,368	(4,009)	(29,359)	-
Financial Assets Measured At Fair Value Through Profit Or Loss		-	-	203,225	203,225
Financial Assets Measured At Fair Value Through Other Comprehensive Income		140,143	-	(123,668)	16,475

Interim Condensed Consolidated Financial Statements - June 30, 2019           59

Financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheets, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets at a value other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured to a value other than fair value and their respective fair values at June 30, 2019 and December 31, 2018:

					6/30/2019
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Cash	15,828,098	15,828,098	-	15,828,098	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	115,199,677	115,148,281	-	54,614,871	60,533,410
Loans and advances to customers	295,034,613	296,993,335	-	-	296,993,335
Debt instruments	46,108,243	46,949,403	84	9,579,453	37,369,866
Total	472,170,631	474,919,117	84	80,022,422	394,896,611

					12/31/2018
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Cash	19,502,656	19,543,974	-	19,543,974	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	91,820,690	91,820,886	-	91,820,886	-
Loans and advances to customers	301,691,387	303,495,240	-	-	303,495,240
Debt instruments	36,799,509	38,927,356	9,766,162	29,161,194	-
Total	449,814,242	453,787,456	9,766,162	140,526,054	303,495,240

ii) Financial liabilities measured at a value other than fair value

Following is a comparison of the carrying amounts of financial liabilities of the Bank measured to a value other than fair value and their respective fair values at June 30, 2019 and December 31, 2018:

				6/30/2019

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	90,821,992	90,817,461	-	27,844,126	62,973,335
Customer deposits	326,213,309	326,322,759	-	-	326,322,759
Marketable debt securities	78,216,953	78,410,088	-	-	78,410,088
Debt instruments Eligible Capital	9,672,288	9,672,288	-	-	9,672,288
Other financial liabilities	49,224,185	49,224,185	-	98,207	49,125,978
Total	554,148,727	554,446,781	-	27,942,333	526,504,448

					12/31/2018

Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	99,022,806	99,020,059	-	99,020,059	-
Customer deposits	304,197,800	304,271,215	-	304,271,215	-
Marketable debt securities	74,626,232	74,783,289	-	4,599,204	70,184,085
Subordinated Debt	9,885,608	9,853,157	-	9,853,157	-
Debt instruments Eligible Capital	9,779,943	9,782,373	-	9,782,373	-
Other financial liabilities	49,782,780	49,782,780	-	-	49,782,780
Total	547,295,169	547,492,873	-	427,526,008	119,966,865

Interim Condensed Consolidated Financial Statements - June 30, 2019           60

Investments in the Open Market -  Brazil's Central Bank - The book value presented for these instruments approximates their fair value due to short term maturities and the recent start date.

The methods and assumptions used to estimate the fair values summarized in the tables above are set forth below:

- Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk free interest rate are incorporated to the risk free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

- Deposits from Bacen and credit institutions and Customer deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in note 1.j.

During the first semester of 2019, in line with the aforementioned review of the policies, a review was carried out of the levels determined for financial instruments not measured at fair value. The review was made considering risk factors and deadlines, as well as on the degree of observability of prices in the markets.

17.             Other disclosures

a) Derivative Financial Instruments

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Summary of Trading Derivative portfolio and Used as Hedge portfolio

	6/30/2019	12/31/2018
Assets
Swap Differentials Receivable (1)	17,355,748	14,640,289
Option Premiums to Exercise	772,046	716,936
Forward Contracts and Other	3,115,940	3,006,221
Total	21,243,734	18,363,446

Liabilities
Swap Differentials Payable (1)	18,817,638	15,952,283
Option Premiums Launched	771,637	563,787
Forward Contracts and Other	2,539,257	1,950,765
Total	22,128,532	18,466,835

(1) Includes swaption and embedded derivatives.

Summary by Category

Trading	6/30/2019		12/31/2018

	Notional (1)	Fair Value	Notional (1)	Fair Value
Swap	798,460,868	(1,462,415)	353,512,700	(1,310,696)
Asset	399,031,758	234,131,893	177,278,584	46,470,202
CDI (Interbank Deposit Rates)	43,170,390	22,022,645	36,133,958	24,250,553
Fixed Interest Rate - Real	67,585,921	-	47,968,999	-
Indexed to Price and Interest Rates	2,276,551	-	2,581,215	-
Indexed to Foreign Currency	285,998,895	212,109,248	90,541,012	22,219,649
Other	-	-	53,400	-
Liabilities	399,429,111	(235,594,308)	176,234,116	(47,780,898)
CDI (Interbank Deposit Rates)	27,774,091	-	11,749,613	-
Indexed Interest Rate Fixed - Real	102,210,228	(22,367,813)	88,272,719	(24,937,888)
Indexed to Price and Interest Rates	214,329,593	(212,035,529)	24,308,601	(21,775,017)
Indexed to Foreign Currency	53,828,667	-	50,693,087	-
Other	1,286,530	(1,190,966)	1,210,096	(1,067,993)
Options	654,397,908	409	335,073,080	153,149
Purchased Position	308,958,648	772,046	149,076,796	716,936
Call Option - US Dollar	9,026,895	109,355	14,518,058	239,079
Put Option - US Dollar	4,028,767	36,056	8,893,620	90,736
Call Option - Other	6,404,200	133,698	3,118,344	131,297
Interbank Market	4,074,923	2,690	639,488	4,537
Other (2)	2,329,277	131,007	2,478,856	126,760
Put Option - Other	289,498,786	492,937	122,546,774	255,824
Interbank Market	288,780,864	472,870	121,782,816	217,726
Other (2)	717,923	20,068	763,958	38,098
Sold Position	345,439,259	(771,637)	185,996,284	(563,787)
Call Option - US Dollar	3,758,281	(28,823)	7,615,856	(101,034)
Put Option - US Dollar	8,940,257	(179,968)	12,160,912	(169,431)
Call Option - Other	60,745,338	(103,154)	31,679,919	(66,002)
Interbank Market	58,273,758	(23,694)	29,609,298	(13,195)
Other (2)	2,471,580	(79,460)	2,070,621	(52,807)
Put Option - Other	271,995,383	(459,692)	134,539,597	(227,320)
Interbank Market	271,143,014	(438,819)	133,703,672	(179,841)
Other (2)	852,369	(20,873)	835,925	(47,479)
Futures Contracts	463,019,907	-	368,563,519	-
Purchased Position	143,362,887	-	120,717,115	-
Exchange Coupon (DDI)	53,557,624	-	54,451,190	-
Interest Rates (DI1 and DIA)	67,373,882	-	32,690,685	-
Foreign Currency	21,926,057	-	32,456,813	-
Indexes (3)	494,640	-	1,118,427	-
Sold Position	319,657,020	-	247,846,404	-
Exchange Coupon (DDI)	191,585,000	-	159,559,291	-
Interest Rates (DI1 and DIA)	93,955,377	-	76,682,938	-
Foreign Currency	32,834,665	-	11,401,281	-
Indexes (3)	908,679	-	202,894	-
Treasury Bonds/Notes	373,299	-	-	-
Forward Contracts and Other	181,903,846	576,683	90,910,841	1,055,456
Purchased Position	114,618,389	1,372,425	38,666,269	1,303,561
Currencies	112,172,447	1,279,925	38,095,625	1,250,706
Other	2,445,942	92,500	570,644	52,855
Sold Position	67,285,457	(795,742)	52,244,572	(248,105)
Currencies	55,569,503	(738,824)	51,958,529	(252,160)
Other	11,715,954	(56,918)	286,043	4,055

(1) Nominal value of contracts.

(2) Includes stock options, indices and commodities.

(3) Includes B3 S.A.  (Current Company Name of BM&FBovespa) index and S&P.

Interim Condensed Consolidated Financial Statements - June 30, 2019           61

a.2) Derivatives Financial Instruments by Counterparty

Notional				6/30/2019
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	32,971,219	59,701,948	306,358,591	399,031,758
Options	12,363,532	617,373	641,417,002	654,397,908
Futures Contracts	-	-	463,019,907	463,019,907
Forward Contracts and Other	39,322,997	84,768,134	57,812,715	181,903,846

Notional				12/31/2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	34,296,821	32,669,900	110,311,863	177,278,584
Options	14,636,017	1,086,323	319,350,740	335,073,080
Futures Contracts	-	-	368,563,519	368,563,519
Forward Contracts and Other	39,024,978	48,641,894	3,243,969	90,910,841

(1) Includes trades with the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) (Current Company Name of BM&FBovespa) and other securities and commodities exchanges.

Interim Condensed Consolidated Financial Statements - June 30, 2019           62

a.3) Derivatives Financial Instruments by Maturity

Notional				6/30/2019
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	50,891,150	250,628,879	97,511,729	399,031,758
Options	171,189,606	473,957,316	9,250,985	654,397,908
Futures Contracts	119,784,419	191,694,019	151,541,469	463,019,907
Forward Contracts and Other	109,985,327	47,392,107	24,526,412	181,903,846

Notional				12/31/2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	12,347,864	70,975,477	93,955,243	177,278,584
Options	63,376,042	220,982,952	50,714,086	335,073,080
Futures Contracts	186,895,803	95,970,916	85,696,800	368,563,519
Forward Contracts and Others	40,186,310	31,255,384	19,469,147	90,910,841

a.4) Derivatives by Market Trading

Notional			6/30/2019
	Stock exchange (1)	Over the counter (2)	Total
Swap	239,672,788	159,358,970	399,031,758
Options	634,384,385	20,013,523	654,397,908
Futures Contracts	463,019,907	-	463,019,907
Forward Contracts and Other	47,446,904	134,456,942	181,903,846

Notional			12/31/2018
	Stock exchange (1)	Over the counter (2)	Total
Swap	39,880,578	137,398,006	177,278,584
Options	307,644,530	27,428,550	335,073,080
Futures Contracts	368,563,519	-	368,563,519
Forward Contracts and Others	323,413	90,587,428	90,910,841

(1) Includes trades with the B3 S.A.

(2) Composed of operations that are included in registration chambers, according to Brazilian Central Bank regulations.

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps - TRS

Credit derivatives refer to the exchange of the return of the reference obligation by a cash flow in which, in the event of a credit event, the protection buyer is usually entitled to receive from the protection seller the equivalent of the difference between the and the fair value (market value) of the reference obligation on the settlement date of the contract.

Interim Condensed Consolidated Financial Statements - June 30, 2019           63

Credit Default Swaps - CDS

These are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent of the difference between the face value of the CDS agreement and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives compensation for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

		6/30/2019

	Nominal Value
	Retained Risk	Nominal Value
	Total Rate of Return Swap	Transferred Risk -
		Credit Swap
Credit Swaps	2,315,920	574,830
Total	2,315,920	574,830

Value related to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$525 (12/31/2018 - R$1,288).

The effect in the Reference Equity of the risk received was R$92,637 (12/31/2018 - R$84,487).

During the period there was no occurrence of credit event related to the events generated by the contracts.

				6/30/2019

	Up to	From 3 to	Over
Maximum Potential for Future Payments - Gross	3 Months	12 Months	12 Months	Total
Per Instrument
CDS	-	-	2,315,920	2,315,920
Per Risk Classification
Below Investment Grade	-	-	2,315,920	2,315,920
Per Reference Entity
Brazilian Government	-	-	2,315,920	2,315,920

a.6) Hedge Accounting

Hedge relationships are of three types: Fair Value Hedge, Cash Flow Hedge and Foreign Investment Hedge of Foreign Operations.

Fair Value Hedge

The Bank's market risk hedging strategies consist of protection structures for variation in market risk, in receipts and interest payments related to recognized assets and liabilities.

The Bank's market risk hedging methodology segregates transactions by risk factor (eg, real/dollar exchange rate risk, fixed interest rate risk in Reais, dollar exchange rate risk, inflation, interest rate risk, etc.). Transactions generate exposures that are consolidated by risk factor and compared to pre-established internal limits.

To protect the market risk variation in the receipt and payment of interest, the Bank uses swap contracts and interest rate futures contracts relating to fixed assets and liabilities.

The Bank applies the market risk hedge as follows:

Interim Condensed Consolidated Financial Statements - June 30, 2019           64

Hedge of Credit Operations

• Designates swaps indexed to foreign currency and interest versus post and pre-fixed rates as a hedging instrument, with the purpose of lending operations in foreign currency.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each swap indexed to the foreign currency Euro versus Dollar as hedge accounting the fair value of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at the Cayman branch. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. Upon conversion, the principal amount of funding, already expressed in US dollars, will be adjusted by pre or post fixed rate. The Assets will be hedged with Swap Cross Currency in order to cross the risk in Euro for Libor.

Hedge of Securities

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, it contracts DI futures on the Stock Exchange and designates them as a hedging instrument.

• The Bank has a risk to the IPCA index generated by debentures in the portfolio of Financial Assets measured through Other Comprehensive Income. To manage this mismatch, it contracts IPCA futures (DAP) on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• Santander Leasing has a pre-fixed interest rate risk generated by government securities (NTN-F) in the portfolio of securities measured at fair value through other comprehensive income. To manage this mismatch, the Entity contracts interest swaps and designates them as a protection instrument.

In order to evaluate the effectiveness and measure the ineffectiveness of the strategies, the Bank performs the effectiveness test at the beginning (prospective test) of the hedge structure, and repeated periodically (prospective and retrospective test) to demonstrate that the hedge relationship remains effective.

In market risk hedging, the results, hedge instruments and objects (attributable to the type of risk being hedged) are recognized directly in the income statement.

a) Prospective test: according to the accounting standard, the prospective test should be done on the inception date and quarterly to demonstrate that the expectation of effectiveness of the hedge relationship is high.

a.1) the initial prospective test: it is restricted to a qualitative review of the critical terms and conditions of the instrument and the hedged object, to a conclusion that changes in the market value of both instruments are expected to completely cancel out.

a.2) the prospective periodic test: periodically, the sensitivity of the present value of the hedge object and the hedge instrument to a parallel variation of 10 Basis Points in the interest rate curve shall be computed. For purposes of effectiveness, the ratio of the two sensitivities should be in the range of 80% to 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the MTM variation of the hedging instrument from the start date with the MTM variation of the hedge object from the beginning.

In fair value hedges, gains or losses, hedge instruments and objects (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

	6/30/2019		12/31/2018
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Hedge of Securities	(2,339,398)	-	(1,572,628)	-
Hegde of Credit Operations	1,952	-	(57,331)	-
Total	(2,337,446)	-	(1,629,959)	-

			6/30/2019

	Hedge Instruments		Hedge Objetcts
	Adjustment to	Market Value -	Adjustment to	Asset Value
Strategies	Market Value	Liabilities	Market Value
Swap Agreements	79,471	3,909,900	57,913	3,902,857
Hegde of Credit Operations	5,235	1,702,664	11,144	1,621,793
Hedge of Securities	74,236	2,207,236	46,769	2,281,064
		Notional		Asset Value
Futures Contracts	-	48,556,780	2,613,934	53,700,132
Hegde of Securities	-	48,556,780	2,613,934	53,700,132

			12/31/2018

	Hedge Instruments		Hedge Objetcts
	Adjustment to	Market Value -	Adjustment to	Asset Value
Strategies	Market Value	Liabilities	Market Value
Swap Agreements	111,801	2,356,605	120,074	2,202,687
Hegde of Credit Operations	92,095	1,531,086	89,478	1,371,003
Hedge of Securities	19,706	825,519	30,596	831,684
		Notional		Asset Value
Futures Contracts	-	34,513,381	940,705	36,690,226
Hegde of Securities	-	34,513,381	940,705	36,690,226

(*) The Bank operates some Hedge Accounting strategies, hedging assets from its portfolio (object), regards that, the table is presented showing the liability amounts from the respective instruments. For structures whose objects are futures, the table is presented showing the balance of the daily adjustment, registered in the suspense accounts.

Maturity Opening of Hedge Strategies

			6/30/2019

	Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total
Swap Agreements	73,195	595,185	3,241,520	3,909,900
Hegde of Credit Operations	-	134,844	1,567,820	1,702,664
Hedge of Securities	73,195	460,341	1,673,700	2,207,236
Futures Contracts	-	4,511,703	44,045,077	48,556,780
Hegde of Securities	-	4,511,703	44,045,077	48,556,780

			12/31/2018

	Up to	From 3 to	Over
Strategies	3 Months	12 Months	12 Months	Total
Swap Agreements	66,805	193,375	2,096,425	2,356,605
Hegde of Credit Operations	-	44,387	1,486,699	1,531,086
Hedge of Securities	66,805	148,988	609,726	825,519
Futures Contracts	2,968,539	9,086,746	22,458,095	34,513,381
Hegde of Securities	2,968,539	9,086,746	22,458,095	34,513,381

Interim Condensed Consolidated Financial Statements - June 30, 2019           65

Cash Flow Hedge

The Bank's cash flow hedging strategies consist of a hedge of exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes of unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• Contracts fixed and floating US dollar-denominated fixed rate swaps and liabilities in Reais / Euro floating and designates them as a hedging instrument in a Cash Flow Hedge structure, with the purpose of lending operations indexed in floating reais and negotiated with third parties through Cayman, in addition to Brazilian foreign debt, held to maturity.

• Contracts DDI + DI Futures (DIY Futures) and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of the Bank's US Dollar credit portfolio and Promissory Notes in portfolio of securities measured at fair value through other comprehensive income.

• The Bank has a post-fixed interest rate risk arising from the Treasury Bills portfolio (LFT) measured at fair value through other comprehensive income, which shows expected cash flows subject to Selic variations over its duration. To manage these fluctuations, the Bank contracts DI futures on the Stock Exchange and designates them as a hedge protection instrument.

In cash flow hedge, the effective portion of the change in the value of the hedging instrument is temporarily recognized in shareholders' equity under the caption "Other equity adjustments" until the forecasted transactions occur, when that portion is recognized in the statement of income. The non-effective portion of the variation in the value of exchange rate hedge derivatives is recognized directly in the statements of income. In the first half of 2019 and 2018, no result was recorded relating to the ineffective portion.

a) Prospective Testing: According to the regulations, the prospective test should be performed on the start date and quarterly to demonstrate that the effectiveness of the hedge is high, but the tests are performed monthly for proactive and more efficient follow-up, as well as better maintenance of test-related routines.

a.1) Periodic Prospective Test: Market Risk performs the projections of three scenarios for the tests, being: 1º 10bps in the curve; 2º 50bps in the curve and 3º 100bps in the curve. Using the validated estimates, the prospective tests are performed through the valuation of the two legs variable from operation to market.

a.2) Initial Prospective Testing: The methodology of the periodic prospective test should also be applied at the start date of each new strategy.

b) Retrospective Testing: It should be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the previously presented methodology. Any ineffectiveness is recognized in profit or loss.

The Ineffective portion is recognized through the prospective hedge test. The effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the change in the hedging instrument is temporarily recognized in shareholders' equity under "Other comprehensive income - cash flow hedges" until the forecasted transactions occur, when that portion is recognized in the consolidated statements of income, except if the foreseen transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The ineffective portion of gains and losses on cash flow hedging instruments in a foreign operation is recognized directly in "Gains (losses) on financial assets and liabilities (net)" in the consolidated statements of income.

Interim Condensed Consolidated Financial Statements - June 30, 2019           66

	6/30/2019		12/31/2018
Strategies	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Hedge of Credit Operations	(66,667)	-	(16,453)	(3,981)
Hedge of Securities	496,963	-	322,997	-
CDB	-	-	1,225	-
Total	430,296	-	307,769	(3,981)

	6/30/2019		12/31/2018

	Hedge Instruments		Hedge Instruments
	Adjustment to Value Market (1)	Market Value - Liabilities	Fair Value Market	Market Value - Liabilities
Strategies
Swap Agreements	(748,485)	1,937,454	(91,980)	1,133,065
Hegde of Credit Operations	(627,696)	1,005,154	955	31,279
Hedge of Securities	(120,789)	932,300	(92,936)	1,101,786
	Notional		Notional
Futures Contracts	-	49,164,979	-	44,541,938
Hegde of Credit Operations (2) (3)	-	44,961,780	-	44,000,952
Hegde of Securities	-	4,203,199	-	540,987

		6/30/2019		12/31/2018

			Hedge Objects

Strategies			Asset Value	Asset Value
Swap Agreements			1,834,184	1,436,356
Hegde of Credit Operations			990,189	211,599
Hedge of Securities			843,995	1,224,757
Futures Contracts			20,310,138	17,224,115
Hegde of Credit Operations (2) (3)			16,310,320	16,910,915
Hegde of Securities			3,999,819	313,200
(1) Recorded in Shareholders' Equity in Other Comprehensive Income.
(2) The restated value of the instruments as of June 30, 2019 is R$16,708,740 (12/31/2018 - R$16,738,641).
(3) The value of futures contracts correspond to their long position and sold as follows:

			6/30/2019	12/31/2018

Futures Contracts			49,164,979	44,541,938
Purchased Position			18,952,785	-
Exchange Coupon (DDI)			15,104,940	-
Foreign Currency			3,847,845	-
Sold Position			30,212,194	44,541,938
Exchange Coupon (DDI)			-	12,610,496
Interest Rates (DI1 e DIA)			28,296,094	22,522,735
Foreign Currency in Dollars			1,916,100	9,408,707

Maturity Opening of Hedge Strategies

				6/30/2019

	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total
Swap Agreements	175,387	322,549	1,439,517	1,937,454
Hegde of Credit Operations	175,387	322,549	507,217	1,005,154
Hedge of Securities	-	-	932,300	932,300
Futures Contracts	24,229,356	9,565,215	15,370,408	49,164,979
Hegde of Credit Operations	24,229,356	9,565,215	11,167,208	44,961,780
Hegde of Securities	-	-	4,203,199	4,203,199

				12/31/2018
	Up to	From 3 to	Above
Strategies	3 Month	12 Months	12 Months	Total
Swap Agreements	35,495	109,650	2,081,859	2,227,004
Hegde of Credit Operations	-	15,218	1,017,064	1,032,283
Hedge of Securities	35,495	94,431	1,064,795	1,194,721
Futures Contracts	24,705,354	19,306,092	530,492	44,541,938
Hegde of Credit Operations	24,694,860	19,306,092	-	44,000,952
Hegde of Securities	10,495	-	530,492	540,987

Interim Condensed Consolidated Financial Statements - June 30, 2019           67

The mark-to-market effect of swap contracts and future assets corresponds to a credit in the amount of R$338,479 (12/31/2018 - credit R$116,441) and is recorded in shareholders' equity, net of tax effects, of which R$55,348 on credit, should be made in the next twelve months.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.) derivative financial instruments themselves and other are composed of government securities.

	6/30/2019	12/31/2018
Financial Treasury Bill - LFT	7,347,563	7,552,926
National Treasury Bill - LTN	432,453	3,392,886
National Treasury Notes - NTN	7,883,620	873,134
Total	15,663,636	11,818,946

Interim Condensed Consolidated Financial Statements - June 30, 2019           68

a.8) Sold Position

On June 30, 2019, the balance of sold positions totaled R$25,766,881 (12/31/2018 - R$32.695.677), which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale agreements or borrowed.

b) Financial instruments - Sensitivity analysis

Risk management is focused on portfolios and risk factors as required by regulatory agencies and international best practices.

The financial instruments are segregated in the trading and banking portfolios, as performed in the management of the market risk exposure, in accordance with the best market practices and with the classification criteria of operations and capital management of the Basel Standardized Method of the organs regulators. Trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, held for trading purposes and the banking portfolio consists of the structural operations arising from the various business lines of Banco Santander and its eventual hedge. Accordingly, according to the nature of Banco Santander's activities, the sensitivity analysis was divided between the trading and banking portfolios.

Banco Santander conducts a sensitivity analysis of financial instruments as required by regulatory agencies and international best practices, taking into account market information and scenarios that would adversely affect the Bank's positions and results.

The summary tables below summarize sensitivity values generated by the corporate systems of Banco Santander, referring to the trading portfolio and the banking portfolio, for each of the portfolios of June 30, 2019

Trading Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(4,381)	(62,076)	(124,152)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(2,644)	(13,676)	(27,352)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(6,754)	(135)	(269)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(5,724)	(2,358)	(4,717)
Foreign currency	Exposures subject to foreign exchange	(9,284)	(232,099)	(464,198)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(1,064)	(4,601)	(9,201)
Inflation	Exposures subject to change in coupon rates of price indexes	(4,600)	(47,395)	(94,790)
Shares and Indexes	Exposures subject to change in shares price	(2,214)	(55,344)	(110,687)
Commodities	Exposures subject to change in shares price	(2)	(58)	(116)
Total (1)		(36,667)	(417,742)	(835,482)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Banking Portfolio
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Real	Exposures subject to changes in fixed interest rate	(40,597)	(620,244)	(1,250,671)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in tax of TR in TJLP	(31,226)	(475,414)	(767,524)
Inflation	Exposures subject to change in coupon rates of price indexes	(64,912)	(417,220)	(825,183)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(12,351)	(43,011)	(76,047)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,383)	(152,491)	(271,313)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(1,976)	(41,372)	(66,303)
Foreign currency	Exposures subject to foreign exchange	(2,442)	(61,044)	(122,087)
Total (1)		(163,887)	(1,810,796)	(3,379,128)
(1)     Values calculated based on consolidated information of the institutions.

(2)     Amounts net of taxes.

Interim Condensed Consolidated Financial Statements - June 30, 2019           69

Scenario 1: a shock of 10 and -10 base points in interest rate curves and 1% price variance (currency), are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3:  a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

c)  Off-balance-sheet funds under management

Banco Santander has funds under management, in which it does not have a significant stake, does not act as a "principal" and does not hold quotas of these Funds. Based on the contractual relationship governing the management of such funds, the third parties that hold the equity interest are those that are exposed, or have rights, to variable returns and have the capacity to affect those returns through the decision making power. In addition, the Bank, as fund manager acts in the analysis of remuneration regime, which are proportional to the service provided and therefore acts as "principal."

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

	6/30/2019	12/31/2018
Funds under management	1,961,554	1,896,689
Managed funds	218,082,770	200,366,261
Total	220,044,324	202,262,950

d) Third-party securities held in custody

As of June 30, 2019 and December 31, 2018, the Bank held in custody marketable debt securities and equity instruments totaling R$27,249,331 and R$34,040,742, respectively entrusted to it by third parties.

18.      Subsequent Event

On July 22, 2019, was legally incorporated the limited liability company Hyundai Corretora de Seguros Ltda. (Hyundai Insurance Brokerage). Hyundai Insurance Brokerage has a capital stock in the amount of BRL2,000 divided into 2,000,000 (two million) quotas, with individual par value of BRL1.00, fully subscribed and pending of payment, divided between its quotaholders Santander Corretora de Seguros, Investimentos e Serviços S.A. and Hyundai Capital Services, Inc. in the proportion of 50% to each.

Interim Condensed Consolidated Financial Statements - June 30, 2019           70

APPENDIX I – CONSOLIDATED STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IAS 34 but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s condensed consolidated financial statements prepared in accordance with IAS 34.

	1/01 to 6/30/2019		1/01 to 6/30/2018
Interest and similar income	36,692,182		35,428,651
Fee and commission income (net)	7,587,154		6,972,970
Impairment losses on financial assets (net)	(6,476,863)		(6,179,179)
Other income and expense	(1,700,124)		(7,231,332)
Interest expense and similar charges	(14,916,575)		(15,288,024)
Third-party input	(3,542,991)		(3,623,438)
Materials, energy and other	(309,642)		(254,797)
Third-party services	(2,963,567)		(2,507,354)
Impairment of assets	(10,782)		(413,518)
Other	(259,000)		(447,769)
Gross added value	17,642,783		10,079,648
Retention
Depreciation and amortization	(1,156,906)		(863,129)
Added value produced	16,485,877		9,216,519
Added value received from transfer
Investments in affiliates and subsidiaries	60,462		32,962
Added value to distribute	16,546,339		9,249,481
Added value distribution
Employee	4,182,066	25.3%	4,027,444	43.5%
Compensation	2,971,660		2,877,531
Benefits	809,441		778,999
Government severance indemnity funds for employees - FGTS	245,490		214,190
Other	155,475		156,724
Taxes	5,151,643	31.1%	(962,033)	-10.4%
Federal	4,520,823		(1,420,325)
State	26		210
Municipal	630,794		458,082
Compensation of third-party capital - rental	51,147	0.3%	390,880	4.2%
Remuneration of interest on capital	7,161,483	43.3%	5,793,190	62.6%
Dividends and interest on capital	2,000,000		1,200,000
Profit Reinvestment	5,045,626		4,502,052
Profit (loss) attributable to non-controlling interests	115,857		91,138
Total	16,546,339	100.0%	9,249,481	100.0%

Interim Condensed Consolidated Financial Statements - June 30, 2019           71

BANCO SANTANDER (BRASIL) S.A. MANAGEMENT REPORT

Dear Stockholders:

We present the Management Report to the Interim Condensed Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander or Bank) for the period ended June 30, 2019, prepared in accordance with  the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and the interpretations issued by the IFRS Interpretations Committee (Current name of International Financial Reporting Interpretations Committee (IFRIC)).

1) Macroeconomic Environment

In the second quarter, despite a relatively volatile trajectory, prices of Brazilian financial assets closed the period with prices more favorable than those observed at the end of the first quarter of the year. Santander estimates that both domestic and international factors were responsible for this volatile performance with good performance at the end of the period. The exchange rate reversed the devaluation observed in the first quarter when it fell from R $ 3.92 / US $ at the end of March 2019 to R$3.84/US$ at the end of June 2019 - also lower than the R $ 3.88/US$ registered at the end of last year. By the end of 2019, we currently project the exchange rate to return to the level of R$3.90/US$. This movement was followed by the sovereign risk indicator, as the Brazilian CDS for the 5 year period fell from 180bps to 150bps between March 2019 and June 2019, signaling a greater appetite on the part of foreign investors with assets of the country. The Bovespa index has risen from the approximate level of 95,400 points in March, 2019 to a level above 100,000 points, breaking a symbolic barrier that is very important for the Brazilian stock market. Last but not least, prices of fixed income instruments also registered a rise in the period, which translated into a fall in the implicit interest rate over all the terms of the term structure of the interest rate - for example, the future interest rate with maturity on January 1, 2020 fell from approximately 6.5% per year in March 2019 to 6.0% pa. in June 2019. As mentioned before, although all financial assets recorded price improvement at the end of the second quarter of the year, the Bank points out that such performance did not follow a smooth path in some moments, both by domestic factors and outside.

From the international point of view, Santander understands that there was an increase in the tensions arising from the so-called "Trade War" between China and the United States, which continued to weigh on the perception of economic agents around the globe as to the magnitude of the negative impact that such situation may have on world economic performance. Moreover, the appearance of more concrete signs of a slowdown in the economic growth of the American and Chinese economies has raised even more caution, and even led the US monetary authority to substantially change the signage regarding the next actions to be implemented in the conduct of the monetary policy in the USA. At the same time, there have been comments from Chinese officials that further stimulus measures could be adopted later this year to sustain the expansion of the economy. If, at the beginning of the year, there were still those who thought that the FOMC (Federal Open Market Committee - a division of the Federal Reserve) could raise the base interest rate in the US this year, there seems to be a conviction that it will need to be reduced sometime within the next six months - a shared vision, including , by members of the FOMC. This is to say that, rather than anticipating the continuity of a robust growth rate in the US, the US monetary authority has come to fear that there will be a substantial loss in the country's pace of economic expansion. Despite the anxiety generated by the uncertainty regarding the robustness of the world economic expansion, the fact that the other major global economies signaled a similar position to the FOMC, raised the attractiveness of assets of other countries considered to be higher risk, which benefited Brazilian financial assets between March 2019 and June 2019.

In the domestic environment, the second quarter of 2019 was marked by progress in the process of the structural reform agenda, especially the progress in the analysis of the constitutional amendment referring to the reformulation of the Brazilian social security system, which was approved in the first round by the House of Representatives. Deputies in mid-July 2019. The fact is important, since it signaled the possibility of containing the process of worsening public accounts. That is, the perception that the transformations necessary for fiscal balance are on the way to being implemented ended up improving the mood for increased exposure to Brazilian financial assets. However, the process was also not linear, with comings and goings, meetings and disagreements between congressmen aligned with the government and members of the federal administration bringing volatility to asset prices - mainly to the stock market, the exchange rate and the sovereign risk.

In addition to the observed political environment, the Bank noted a new round of frustration with the performance of indicators of economic activity, which generated a wave of revisions and reductions in GDP growth projections for 2019. Santander revised its projection for performance of the Brazilian economy this year and, instead of working with an expectation of expansion of 2.3% for the GDP of 2019, now considers that the country's economy is likely to advance 0.8% this year. Maintaining a more gradual pace of growth has reinforced the favorable dynamics of price indices, with underlying inflation measures signaling broad comfort to meet the targets set by the National Monetary Council for the coming years. In view of this situation, the Bank understands that there has been an expansion of space so that the Central Bank of Brazil can reduce the basic interest rate of the current level of 6.50% pa. to a level of 5.50% a.a. still in 2019, without prejudice to its mission to keep the inflationary dynamics compatible with the convergence of current inflation to the targets. In this way, Santander began to consider that after reaching 5.50% pa. in 2019, the Selic rate target should remain unchanged by the end of 2020 - previously, the indication was that it would remain stable at 6.50% a.a. both this year and next.

These low projections for growth, inflation and interest rates made by Banco Santander are based on the continuity of the reform agenda in the Brazilian economy, especially in the fiscal field. Santander reiterates its assessment that the willingness and commitment of the current government to seek stabilization of the public debt as well as to maintain a sustainable economic policy will be fundamental for the country to achieve long-term economic and social development.

2) Performance

2.1) Net Income

Interim Condensed Consolidated Financial Statements - June 30, 2019           72

CONSOLIDATED INCOME STATEMENTS (R$ Millions)	1S19	1S18	annual changes %	2Q19	1Q19	quarter changes %
Interest and similar income	36.692,2	35.428,6	3,6	18.361,0	18.331,2	0,2
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1.608,4	782,9	105,4	832,0	776,4	7,2
Financial Assets Measured At Amortized Cost	29.736,2	28.445,6	4,5	15.051,1	14.685,1	2,5
Others	5.347,6	6.200,1	-13,7	2.477,9	2.869,7	-13,7
Interest expense and similar charges	(14.916,6)	(15.288,0)	-2,4	(7.052,9)	(7.863,7)	-10,3
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(158,1)	(187,8)	-15,8	(77,6)	(80,5)	-3,6
Financial Assets Measured At Amortized Cost	(14.716,8)	(15.080,4)	-2,4	(6.949,0)	(7.767,8)	-10,5
Others	(41,7)	(19,8)	110,6	(26,3)	(15,4)	70,8
Interest Net Income (2)	21.775,6	20.140,6	8,1	11.308,1	10.467,5	8,0
Income from equity instruments	7,7	21,7	-64,5	5,6	2,1	166,7
Income from companies accounted for by the equity method	60,5	33,0	83,3	31,5	29,0	8,6
Fees and Comission (net)	7.587,1	6.973,0	8,8	3.822,5	3.764,7	1,5
Gains (losses) on financial assets and liabilities (net) + Exchange differences (net)	795,5	(5.660,2)	-114,1	753,6	41,9	1.698,6
Other operating expense (net)	(609,8)	(389,5)	56,6	(359,5)	(250,3)	43,6
Total Income	29.616,6	21.118,6	40,2	15.561,8	14.054,9	10,7
Administrative and personnel expenses	(8.221,1)	(8.194,6)	0,3	(4.144,9)	(4.076,2)	1,7
Depreciation and amortization	(1.156,9)	(863,1)	34,0	(584,1)	(572,8)	2,0
Provisions (net)	(1.272,0)	(734,9)	73,1	(826,0)	(446,0)	85,2
Impairment losses on financial assets and other assets (net)	(6.487,6)	(6.592,7)	-1,6	(3.383,4)	(3.104,2)	9,0
Gains (losses) on disposal of assets not classified as non-current assets held for sale	8,8	(11,5)	-176,5	9,0	(0,2)	-4.600,0
Gains (losses) on non-current assets held for sale not classified as discontinued operations	(131,6)	28,5	-561,8	(114,6)	(17,0)	574,1
Operating Profit Before Tax (1)	12.356,2	4.750,3	160,1	6.517,8	5.838,5	11,6
Income taxes	(5.194,7)	1,042.9	-598.1	(3.029,8)	(2.164,9)	40,0
Consolidated Net Income	7.161,5	5,793.2	23.6	3.488,0	3.673,6	-5,1

For a better understanding of the results in IFRS, below is the Operating Profit Before Tax and Income taxes, disregarding the hedge effect (according to item 1):

ADJUSTED OPERATING PROFIT BEFORE TAXES (R$ Millions)	1S19	1S18	annual changes %	2Q19	1Q19	quarter changes %
Operating Profit Before Tax	12,356.3	4,750.3	160.1	6,517.8	5,838.5	11.6
Income Tax and Social Contribution (hedge)	(367.7)	5,420.4	-106.8	(520.5)	152.8	-440.6
PIS/Cofins (hedge)	(45.0)	476.4	-109.4	(63.4)	18.4	-444.6
Adjusted Operating Profit Before Tax	11,943.6	10,647.1	12.2	5,933.9	6,009.7	-1.3

INCOME TAXES (R$ Millions)	1S19	1S18	annual changes %	2Q19	1Q19	quarter changes %
Income taxes	(5,194.7)	1,042.9	-598.1	(3,029.8)	(2,164.9)	40.0
Income Tax and Social Contribution (hedge)	367.7	(5,420.4)	-106.8	520.5	(152.8)	-440.6
PIS/Cofins (hedge)	45.0	(476.4)	-109.4	63.4	(18.4)	-444.6
Adjusted Income taxes	(4,782.0)	(4,854.0)	-1.5	(2,445.9)	(2,336.1)	4.7

a) Foreign Exchange Hedge of the Grand Cayman Branch and the Subsidiary Santander Brasil EFC

Banco Santander operates branches in the Cayman Islands and Luxembourg and the subsidiary Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander Brasil EFC” which are used, mainly, to raise funds in the capital and financial foreign markets, providing credit lines that are extended to clients for trade-related financings and working capital. To protect the exposures to foreign exchange rate variations, the Bank uses derivatives. According to Brazilian tax rules, the gains or losses resulting from the impact of appreciation or depreciation of the local currency (Real) in foreign investments are nontaxable to PIS/Cofins/IR/CSLL, while gains or losses from derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect the after-tax net income.

The different tax treatment of such foreign exchange rate differences results in a volatility on the operational earnings or losses and on the gross revenue tax expense  (PIS/Cofins) and income taxes (IR/CSLL), as demonstrated below:

Interim Condensed Consolidated Financial Statements - June 30, 2019           73

FOREIGN EXCHANGE HEDGE OF THE GRAND CAYMAN BRANCHES AND THE SUBSIDIARY SANTANDER BRASIL EFC (R$ Million)	1S19	1S18	annual changes %	2Q19	1Q19	quarter changes %
Exchange Variation	(554,5)	6.566,1	-108,4	(780,0)	225,5	-445,9
Derivative Financial Instruments	967,1	(12.462,9)	-107,8	1.363,9	(396,8)	-443,7
Income Tax and Social Contribution	(367,7)	5.420,4	-106,8	(520,5)	152,8	-440,6
PIS/Cofins - Tax Expenses	(45,0)	476,4	-109,4	(63,4)	18,4	-444,6

b) Interest Net Income

On June 30, 2019, the increase compared to the previous year was mainly due to volume growth and average spread, customer funding and market activities.

c) Other Events

Post-employment Benefit Plan

On June 30, 2018, there was an increase in the cost contribution established in the Post-Employment Benefit Plan, which is calculated as a percentage of the total monthly compensation of members. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The changes proposed in the Post-Employment Benefit imply a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations.

Recoverable Value Assessment

In the first half of 2018, Banco Santander recognized impairment losses in the amount of R$341 million on intangible assets in the acquisition and development of systems. The loss was recorded based on the performance of technical analysis, which demonstrated a significant reduction in expected future economic benefits on these assets, without material effects as of June 30, 2019.

Analysis of Income by Segment

The Bank has two segments, the commercial segment include individuals and companies (except for global corporate customers, which are dealt with within our Global Wholesale Banking segment)  Global Wholesale Banking segment includes the Investment Banking and Markets operations, including departments cash and stock trades.

Below, the Bank presents table by segment:

OPERATING INCOME BEFORE TAXES BY SEGMENT (R$ Millions)	1S19	% in profit before tax	1S18	% in profit before tax	2Q19	% in profit before tax	1Q19	quarter changes %
Commercial Bank (1)	10,446.8	84.5	2,871.0	60.4	5,566.9	85.4	4,879.9	14.1
Global Wholesale Banking	1,909.4	15.5	1,879.2	39.6	950.8	14.6	958.6	-0.8
Operating Profit Before Tax	12,356.2	100.0	4,750.2	100.0	6,517.7	100.0	5,838.5	11.6

 (1) On June 30, 2019 and 2018, includes in the Commercial Bank, the foreign exchange hedge of investment in US Dollar, and excluding this effect, the Operating Income before taxation Adjusted for this segment was R$10.034,1 million and R$8.767,8 million, respectively.

General Expenses - Changes in administrative expenses are mainly due to the increase in expenses with data processing, associated with greater transactionality and growth in the customer base and expenses with specialized technical services and third parties, mainly through the contracting of technology services.

GENERAL EXPENSES (R$ Millions)	1S19	1S18	annual changes %	2Q19	1Q19	quarter changes %
Other Administrative Expenses	(3.631,1)	(3.648,9)	-0,5	(1.859,0)	(1.772,1)	4,9
Personnel Expenses	(4.590,0)	(4.545,7)	1,0	(2.285,8)	(2.304,2)	-0,8
Total General Expenses	(8.221,1)	(8.194,6)	0,3	(4.144,8)	(4.076,2)	1,7

2.2) Assets and Liabilities

BALANCE SHEET (R$ Millions)	jun/19	dec/18	jun/19 vs. dec/18 changes %
Cash and Balances with the Brazilian Central Bank	15.828,1	19.502,7	-18,8
Financial Assets Measured At Fair Value Through Profit Or Loss	33.784,4	43.711,8	-22,7
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	61.126,8	68.852,3	-11,2
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	290,9	917,5	-68,3
Financial Assets Measured At Fair Value Through Other Comprehensive Income	91.256,4	85.436,7	6,8
Financial Assets Measured At Amortized Cost	456.342,5	429.692,4	6,2
Hedging Derivatives	279,6	343,9	-18,7
Non-Current Assets Held For Sale	1.277,9	1.380,2	-7,4
Investments in Associates and Joint Ventures	1.031,2	1.053,3	-2,1
Tax Assets	31.910,7	31.565,8	1,1
Other Assets	4.884,0	4.800,5	1,7
Tangible Asset	9.403,0	6.589,0	42,7
Intangible Asset	30.187,1	30.019,0	0,6
TOTAL ASSETS	737.602,6	723.865,0	1,9
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	47.644,4	50.939,0	-6,5
Financial Liabilities Measured At Fair Value Through Profit Or Loss	2.214,4	1.946,1	-13,8
Financial Liabilities at Amortized Cost	554.148,7	547.295,2	1,3
Hedge Derivatives	251,7	223,5	12,6
Provisions	16.061,8	14.695,9	9,3
Tax Liabilities	11.208,6	8.074,8	38,8
Other Liabilities	9.492,8	9.095,1	4,4
TOTAL LIABILITIES	641.022,2	632.269,5	1,4
Total Equity	96.580,4	91.595,5	5,4
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	737.602,6	723.865,0	1,9

Interim Condensed Consolidated Financial Statements - June 30, 2019           74

Funding

Total funding composed by Deposits of Brazil Central Bank and deposits of credit institutions, Deposits from Clients, Marketable Debt Securities, Subordinated Liabilities and Debt Instruments Eligible to Compose Capital, increasing 1,5% in the period.

FUNDING (R$ Million)	jun/19	dec/18	jun/19 vs. dec/18 changes %
Deposits of Brazil Central Bank and Deposits of Credit Institutions	90.822,0	99.022,8	-8,3
Deposits from Clients	326.213,3	304.197,8	7,2
Marketable Debt Securities	78.217,0	74.626,2	4,8
Subordinated Liabilities	-	9.885,6	-100,0
Debt Instruments Eligible to Compose Capital	9.672,3	9.779,9	-1,1
Total Funding	504.924,5	497.512,4	1,5

2.3) Loan Portfolio

LOANS AND RECEIVABLES (R$ Million)	jun/19	dec/18	jun/19 vs. dec/18 changes %
Loans and amounts due from credit institutions, gross	115.212,9	79.620,6	44,7
Impairment losses	(13,2)	(13,6)	-2,9
Loans and amounts due from credit institutions, net	115.199,7	79.607,0	44,7
Loans and advances to customers, gross	315.357,4	321.314,0	-1,9
Impairment losses	(20.346,5)	(20.241,8)	0,5
Loans and advances to customers, net	295.010,9	301.072,2	-2,0
Debt instruments	48.644,7	39.513,5	23,1
Impairment losses	(2.536,4)	(2.714,0)	-6,5
Debt instruments, net	46.108,3	36.799,5	25,3
Total Loans and Receivables	456.318,9	417.478,7	9,3

Impairment losses on financial assets (net)

The expenses for impairment losses, reduced by loans previously charged off, totaled R$6.509,1 million and R$6.179,0 million in the period ended on June 30, 2019 and 2018, respectively, increasing 5,3%.

2.4) Issuance of Debt Instruments Eligible to Compose Capital

On November 5, 2018, the Board of Directors approved the redemption of Level I and Level II Notes issued on January 29, 2014, in the total amount of US $ 2.5 billion. The repurchase was approved by the Central Bank on December 18, 2018.

In conjunction with the approval of the redemption of the previous notes, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance took the form of notes issued abroad, in US dollars, in the amount of US $ 2.5 billion, for payment in Level I and Level II of Reference Equity. The offering of these Notes was made outside of Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil.

On December 18, 2018, the Bank issued an approval for the Notes to comprise Level I and Level II of Banco Santander's Reference Equity as of such date. This approval led to the reclassification of these instruments from the line of Eligible Debt Instruments to Capital for Subordinated Debts.

Details of the balance of Debt Instruments Eligible to Compose Capital referred to the issuance of equity instruments for the composition of Tier I and Tier II of Regulatory Capital due to the Capital Optimization Plan, are as follows:

Debt Instruments Eligible to Compose Capital		jun-19		jun-18
Specific features	Tier I (1)	Tier II (1)	Tier I (1)	Tier II (1)
Issuance	nov/18	nov/18	jan/14	jan/14
Amount (Million)	US$1.250	US$1.250	R$3.000	R$3.000
Interest Rate (p.a.) (2)	7,250%	6,125%	7,375%	6,000%
Maturity	No Maturity (Perpetual)	nov/28	No Maturity (Perpetual)	jan/24
Periodicity of Payment	semiannually, as of May 8, 2019	semiannually, as of May 8, 2019	quarterly, as of April 29, 2014	semiannually, as of July 29, 2014

(1)  Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of PR must be excluded.

(2)  The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand in excess of such minimum value

(b) The Notes may be repurchased or redeemed by Banco Santander after the fifth anniversary as of the date of issue of the Notes, at the sole discretion of the Bank or as a result of changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

Interim Condensed Consolidated Financial Statements - June 30, 2019           75

2.5) Stockholders’ Equity

On June 30, 2019, Banco Santander consolidated stockholders’ equity presented an increase of 5,4%, compared to December 31, 2018.

The variance of stockholders’ equity is due, mainly, to the increase of other comprehensive income in the amount of R$130,7 million and which includes as the main event the changes in fair value of certain operations, the net income of the period in the amount of R$7.161,5 million and the highlight of Interest on Capital in the amount of R$2 billion.

Treasury Shares

In the meeting held on November 1, 2018, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 1, 2017, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,753,760 Units, representing 37,753,760 common shares and 37,753,760 preferred shares, or the ADRs, which, on December 31, 2018, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2018, the Bank held 362,227,661 common shares and 390,032,076 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 6, 2018, and will expire on November 5, 2019.

	jun/19	dec/18
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	13.317	1.773
Shares Acquisitions	4.975	15.816
Payment - Share-based compensation	(3.066)	(4.272)
Treasury shares at end of the period	15.226	13.317
Subtotal - Treasury Shares in thousands of reais	R$ 612.398	R$ 460.550
Emission Costs in thousands of Reais	R$ 2.410	R$ 882
Balance of Treasury Shares in thousands of reais	R$ 614.808	R$ 461.432
Cost/Share Price	Units	Units
Minimum cost	R$ 7,55	R$ 7,55
Weighted average cost	R$ 31,51	R$ 28,59
Maximum cost	R$ 49,55	R$ 43,84
Share Price	R$ 45,46	R$ 42,70

In the period ended June 30, 2019 and 2018, there were highlights of Dividends and Interest on Capital, as below:

DIVIDENDS AND INTEREST ON CAPITAL (R$ Millions)	09M18	12M17
Interest on capital	2.000,0	600,0
Dividends	0,0	600,0
Total	2.000,0	1.200,0

2.6) Basel Index

Financial institutions are required by Bacen to maintain Regulatory Capital (PR), Tier I and Principal Capital consistent with their risk activities, higher than the minimum requirement of the Regulatory Capital Requirement, represented by the sum of the partial credit risk, market risk and operational risk.

Interim Condensed Consolidated Financial Statements - June 30, 2019           76

As required by Resolution CMN 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

The Basel ratio is determined in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown bellow:

BASEL INDEX %	jun/19	dec/18
Tier I Regulatory Capital	6.550,0	61.476,7
Principal Capital	62.709,6	56.581,5
Supplementary Capital	4.840,4	4.895,2
Tier II Regulatory Capital	4.832,6	4.887,2
Regulatory Capital (Tier I and II)	72.382,6	66.363,9
Credit Risk	371.140,8	358.955,6
Market Risk	29.463,7	39.231,8
Operational Risk	46.527,0	42.375,6
Total RWA	447.131,5	440.563,0
Basel I Ratio	15,1	14,0
Basel Principal Capital	14,0	12,8
Basel Regulatory Capital	16,2	15,1

2.7) Main Subsidiaries

The table below shows the balances of total assets, shareholders' equity, net income and loan portfolio prepared in accordance with accounting practices adopted in Brazil applicable to entities authorized to operate by the Central Bank for the period ended June 30, 2019 , of the main subsidiaries of Banco Santander:

SUBSIDIARIES (R$ Million)	Total Assets	Stockholders' Equity	Net Income	Loan Portfolio (1)	Ownership/Interest (%)
Aymoré Crédito, Financiamento e Investimento S.A.	45.670,7	2.098,7	617,7	41.194,4	100,00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	24.448,9	2.466,2	301,1	0,0	100,00%
Santander Leasing S.A. Arrendamento Mercantil	7.042,7	5.739,4	3,1	1.872,2	99,99%
Banco Bandepe S.A.	6.300,4	4.185,6	146,2	0,0	100,00%
Santander Brasil, Establecimiento Financiero de Credito, S.A.	3.360,3	3.423,2	3,1	777,4	100,00%
Santander Corretora de Seguros, Investimento e Serviços S.A.	3.187,0	2.765,6	203,5	0,0	100,00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	3.994,2	638,4	41,8	0,0	100,00%

Balances reported above are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.

3) Other Events

3.1) Opening of the branch in Luxembourg

On June 9, 2017, Banco Santander obtained authorization from the Central Bank to set up an agency in Luxembourg with a capital of US $ 1 billion, with the objective of complementing the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and offer financial products and services through an offshore entity that is not established in a jurisdiction with favored taxation and that allows for the increase of funding capacity. The opening of the agency was authorized by the Luxembourg Minister of Finance on March 5, 2018. On April 3, 2018, after the reduction of the capital of the Cayman agency in the equivalent amount, the value of US$1 billion was allocated to capital of the Luxembourg branch.

3.2) Corporate Restructuring

Several social movements were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander.

a) Acquisition of Summer Empreendimentos Ltda.

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On May 14, 2019, Banco Santander and its wholly owned subsidiary Santander Holding Imobiliária S.A. executed a binding agreement with the partners of Summer Empreendimentos Ltda. defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer Empreendimentos. The operation closing is subject to accomplishment of conditions precedent usual to this type of transaction, including the previous authorization by the Bacen.

b) Put option of equity interest in Banco Olé Bonsucesso Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Aymoré CFI. The closing of the transaction is conditioned to implementation of the proceedings set forth in the Investment Agreement.

c) Acquisition of residual equity interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Minority shareholders of Getnet S.A. executed an amendment to the Shares’ Sale and Purchase Agreement and Other Covenants of Getnet S.A., in which Banco Santander commits to acquire all of the Minority shareholders’ shares, corresponding to 11.5% of Getnet S.A. capital stock, per the amount of R$1,431,000. The acquisition was approved by Bacen on February 18, 2019 and closed on February 25, 2019, as a consequence Santander Brasil has become the holder of 100% of the shares representatives of the capital stock of Getnet S.A.

d) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade will act in the development and management of customer loyalty programs. On November 26, 2018, Esfera Fidelidade had its capital stock increased in the amount of R$10,000, amounting the full share capital of R$10,000, divided into 10,001,000 (ten million and one thousand) nominative common shares without par value, entirely held by Banco Santander. The company started its operation in November 2018.

e) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A., through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors.

f) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios, with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

In the EGM held on August 1, 2018, BEN Benefícios had its capital increased in R$ 45,000, passing the capital stock to the amount of R$ 45,001, divided into 45,001,000 (forty-five million and one hundred thousand) registered common shares without par value, fully owned by Banco Santander.

In the EGM held on March 27, 2019, Santander Brasil approved the capital increase in the amount of R$44,999, totalizing R$90,000 of capital stock distributed into 90,000,000 (ninety million) common shares without par value, fully held by Banco Santander.

BEN Benefícios started its activities in the first quarter of 2019.

g) Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A.

On February 19 and 28, 2018, Banco Santander purchased, respectively, the totality of shares of Isban Brasil, formerly held by Ingeniería de Software Bancário, S.L., and of Produban Serviços de Informática, formerly held by Produban Servicios Informáticos Generales, S.L., for the amount of R$61,078 and R$42,731, respectively. The parties involved in the transactions had Banco Santander, S.A. (Santander Spain) as common indirect controller, being such transactions carried-out under market conditions. At the EGM held on February 19, 2018, was approved the capital increase of Isban Brasil in the amount of R$33,000, through the issuance of 11,783,900 (eleven million, seven hundred and eighty-three thousand and nine hundred) shares, without par value, entirely subscribed and paid in by Banco Santander. On February 28, 2018, the company Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática had its corporate name changed to Santander Brasil Tecnologia S.A. In continuity, on February 28, 2018, Produban Servicios Informáticos Generales, S.L. (currently named Santander Global Technology, S.L.) approved the merger of the spin-off share of Produban Serviços de Informática into Produban Brasil Tecnologia e Serviços de Informática Ltda. (currently named Santander Global Technology Brasil Ltda.).

h) Formation of Santander Auto S.A.

On December 20, 2017, Banco Santander and HDI Seguros S.A. (HDI Seguros), executed documents to form a partnership for the issuance, offering and sale of auto insurance, in a 100% digital way, through creation of a new insurance company - Santander Auto, to be held 50% by Sancap, a company controlled by Banco Santander, and 50% by HDI Seguros. On February 2, 2018 the partnership was approved by the Administrative Council of Economic Defense (Conselho Administrativo de Defesa Econômica – CADE), on April, 30, 2018, was approved by the Brazilian Central Bank and, on May, 15, 2018, SUSEP's prior approval was obtained. On October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Investments and Participations S.A., Sancap and HDI Seguros formed Santander Auto S.A., with capital of R$15,000. On January 9, 2019, Susep granted to Santander Auto the authorization to operate insurance throughout national territory.

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i) Formation of Gestora de Inteligência de Crédito S.A.

On April 14, 2017, the definitive documents necessary for the creation of a new credit bureau, Gestora de Inteligência de Crédito, were signed by the stockholders, whose control will be shared among the stockholders who will hold 20% of the its share capital each. In the EGM held on October 5, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$285,205, so that the capital stock increased from R$65,823 to R$351,028. The Company will develop a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities, in accordance with the applicable standards, providing a significant improvement in the processes of granting, pricing and directing credit lines. The Company began operations in 2019 on a partial basis (negative and positive), and the Bank estimates that it will be fully operational by the end of 2019.

j) Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, Aymoré CFI and Banco Santander executed with Hyundai Capital Services, Inc. (Hyundai Capital) the necessary documents for the formation of Banco Hyundai and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré CFI and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré CFI and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A., as well as the capital stock increase in R$99,995, passing to the amount of R$100,000, divided into 100,000,000 (one hundred million) nominative common shares without par value. On December 13, 2018, the incorporation procedure of Banco Hyundai Capital Brasil S.A. was concluded.

In the EGM held on February 19, 2019, the shareholders of Banco Hyundai approved the capital increase in the amount of R$200,000, summing the total value of R$300,000 distributed into 300,000,000 (three hundred million) common shares without par value, held in the proportion of 50% by Aymoré CFI and 50% by Hyundai Capital.

On February 21, 2019, the authorization to operate  granted by Bacen for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai started its operations in April, 2019.

On May 13, 2019, the Central Bank authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. Hyundai Corretora was incorporated on July 22, 2019, with the beginning of its operations subject to registration of the company as insurance brokerage with SUSEP.

k) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by Bacen on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by Bacen on January 22, 2019. The company started its operations on March 14, 2019.

3.5) Subsequent Event

On July 22, 2019, was legally incorporated the limited liability company Hyundai Corretora de Seguros Ltda. (Hyundai Insurance Brokerage). Hyundai Insurance Brokerage has a capital stock in the amount of R$2,000 divided into 2,000,000 (two million) quotas, with individual par value of R$1.00, fully subscribed and pending of payment, divided between its quotaholders Santander Corretora de Seguros, Investimentos e Serviços S.A. and Hyundai Capital Services, Inc. in the proportion of 50% to each.

4) Strategy

Banco Santander Brasil is the only international bank with scale in the country. The Banco Santander are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Theactions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, thepurpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

•  Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.

•  Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.

•  Be disciplined with capital and liquidity to preserve thesolidity, face regulatory changes and seize growth opportunities.

•  Achieve profitable market share gains through therobust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

Thebusiness model focused on enhancing customer service and strengthening loyalty continues to provide recurring earnings generation, with an outstanding level of profitability. In the first half of the year, the Banco Santander enjoyed consistent growth in thecustomer base, accompanied by profitable market share gains. These factors, allied to thestrong capital and liquidity base, place in a prime position to capture market opportunities. The Banco Santander highlight the following accomplishments:

Named Best Bank in Brazil and Best Bank in Latin America in Euromoney’s 2019 Awards for Excellence.

Retail

•  Cards: themarket share reached 13.4% (+0.9 p.p. YoY, Source: Brazilian Central Bank, as of May/19.), while thetotal turnover expanded by 22% YoY in this quarter. The Banco Santander partnered with one of the leading online travel agencies in the nation to issue cards providing services and benefits to travelers. Regarding Santander’s credit plan for card customers, the Banco Santander are carrying out several actions to raise consumer awareness about this new alternative for installment payment purchases. Additionally, theSantander Way app totaled more than 6.9 million active customers and continues to receive high ratings in app stores. Moreover, it is worth noting that travel stores. Moreover, it is worth noting that travel insurance can now be purchased directly through the app, allowing for greater convenience. The AAdvantage® card continues to experience good customer acceptance and is running a campaign that offers extra miles when purchasing this product. All these initiatives stimulate turnover and customer loyalty.

•  Payroll Loans: themarket share in the loan portfolio came to 10.5% (+1.2 p.p. YoY, Source: Brazilian Central Bank, as of May/19.). Digital channels, which saw a 78% rise in the number of contracts generated in twelve months, along with new agreements and differentiated offers, contribute to thecustomers’ financial management and are levers that support thegrowth.

•  Real Estate: the Banco Santander partnered with the biggest group of real estate portals in the country, offering a pioneering online property purchase experience, supporting customers from property selection to payment. Furthermore, the Banco Santander launched a joint campaign with a large retailer to present an appealing offer for mortgage loans, at competitive terms. As a result, the number of simulations has doubled over the previous month.

Agro

During the quarter, the Banco Santander participated in several industry fairs, including the biggest of them, Agrishow, where the Banco Santander put forward exclusive offers. In addition, the Banco Santander also continued to expand theagro-oriented stores, which saw the opening of another unit in the South region of Brazil. Thus, the Banco Santander now have a total of 24 stores in the country. Customer proximity is one of the factors that contributes to increasing thecustomer base and generating sustainable growth in theloan portfolio. In the issuance of agribusiness credit notes (“LCA”), themarket share hit 9.2% (+2.7 p.p. YoY, Source: Brazilian Central Bank, as of May/19.).

Getnet

SuperGet’s offering, geared towards individuals and microentrepreneurs, is already reflecting in a customer base increase, with 200 thousand new customers in the segment. This offer gives greater transparency to thecustomer relationships and puts in a competitive position to further expand thepresence in this market niche. In the period, the Banco Santander launched split payments on Getnet’s digital platform, with the goal of improving payment management. Themarket share reached 11.5% (Source: ABECS - Acquirer Monitor, as of 1Q19, new criterion), while total revenue climbed by 11.2% YoY in 1H19.

SMEs

The Banco Santander announced a new service model with a differentiated offer for small entrepreneurs, Santander DUO, which unifies the individual and business accounts, putting it in the hands of just one manager with a single fee, including the 10-day interest-free benefit provided by Santander Master. Also, as a cross-sell opportunity, when opening a “MEI” (individual microentrepreneur) account, the customer receives advantages in the acquisition of SuperGet. Themarket share in the loan portfolio came to 8.3% (+0.3 p.p. YoY, Source: Brazilian Central Bank, as of May/19.), leveraged by customer base growth and greater loyalty.

Strengthening leading businesses

Consumer Finance: the Banco Santander maintained theleadership in the sector, with a market share of 25.3% among individuals (+0.3 p.p. in twelve months, Source: Brazilian Central Bank, as of May/19. Market share in vehicles considering only individuals). This evolution is sustained by theinnovative offers, partnerships and the quality of thecommercial service.

Webmotors: the Cockpit tool allows the Banco Santander to be present throughout the value chain, potentiating the Webmotors, Consumer Finance and Bank offers. This quarter, the Banco Santander finished the implementation of this platform in 100% of thecustomer base, featuring CRM Smart as one of its functionalities, which is already enjoying good adherence among dealerships. It should be noted that this CRM brings the end customer closer, improving the possibility of sealing the deal, besides enabling after-sales management.

Santander Corporate & Investment Banking (SCIB)

Holds the leadership in:

Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA (Financial Advisory - leadership since 2008, ANBIMA 2018).

Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic (Dealogic, as of 2018).

The FX market, according to the Brazilian Central Bank (Cumulative figures from January to June of 2019).

Innovation

My Pocket: a new functionality available in the Santander On in the Santander app, which helps customers better manage their financial lives, displaying monthly income and expenses by category. This is yet another initiative that reinforces thecommitment to financial education and transparency with thecustomers.

New ventures

Ben, a company that operates in the benefits industry, continues to make strides in partnering with food merchants, now totaling 143,000 commercial establishments. In addition to that, the Banco Santander also underscore the volume of active cards, which exceeded 77,000 in June 2019.

Pi, thedigital investment platform, continues to grow its product portfolio and currently offers around 180 fixed-income products. Moreover, this quarter the Banco Santander started distributing investment funds.

Customer loyalty

All the aforementioned initiatives contribute to improving theservice and experience. Customer recognition can be confirmed by the Net Promoter Score (NPS), which is already recording high levels: 59 points in this quarter, rising 8 points YoY.

The customer base keeps expanding at a solid pace, highlighted by the number of active customers, who have been growing for the last 49 consecutive months.

Sustainability

The Banco Santander are committed to eradicating thesingle-use plastic consumption by 2020. This quarter, the Bank initiated a gradual move to phase-out this material from its units, starting with administrative buildings.

Furthermore, the Bank took on the challenge of consuming renewable energy in 100% of its operations by 2025. This commitment will reach theservice units throughout the country by the end of 2021 and all administrative buildings and data processing center by 2025.

Through the Prospera microcredit program, the Banco Santander have positioned ourselves as the market leader among private banks in this segment. The Banco Santander launched 47 PROSPERA units in the first half of the year, contributing to financial inclusion in the nation. In June 2019, its loan portfolio totaled R$ 929 million, advancing 83% YoY.

In Higher Education, considered an important lever for thecustomer base, besides the financial offer, the Banco Santander have a non-financial offer based on training, employment and entrepreneurship. The Banco Santander have awarded more than 15,100 scholarships in Brazil since 2015.

With the purpose of fostering financial education in the communities where the Banco Santander operate, the Banco Santander opened some branches on Saturdays during a six-week period to offer free financial guidance to the population.

5) Rating Agencies

Banco Santander is rated by international ratings agencies and the ratings assigned reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Bank is inserted, having the long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by the rating agencies Standard & Poor's and Moody's:

1)     Last updated May 31, 2019.

2)     Last updated June 05, 2019.

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6) Corporate Governance

The Board of Directors of Banco Santander has met and resolved:

On July 22, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended June 30, 2019.

On June 28, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of July 31, 2019, without any indexation.

On May 3, 2019, at 3:00 p.m., elect the members of the Audit Committee, for a one-year term, which shall extend until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2020 Ordinary Shareholders Meeting, the members of the Risk and Compliance Committee, the Sustainability Committee, the Nominating and Governance Committee and the Remuneration Committee for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On May 3, 2019, at 9:00 am, know the resignation of Mr. Marcelo Malanga, Officer without specific designation of Banco Santander; and to elect the members of the Executive Board of Banco Santander for a new term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2021 Ordinary Shareholders Meeting.

On April 30, 2019, approve the Annual Internal Audit Report for the year 2018 in compliance with Resolution 4588 of the Bacen.

On April 30, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen and the Interim Condensed Consolidated Financial Statements of Banco Santander, prepared in accordance with the International Financial Reporting Standards (IFRS), respect to the period ended March 31, 2019.

On March 27, 2019, to approve the proposal for declaration and payment of interest on equity, in the gross amount of R$1 billion, for payment as of April 29, 2019, without any indexation.

On March 27, 2019, to acknowledge the resignation of Mr. Fernando Carvalho Botelho de Miranda to the position of Officer without specific designation, as well as to approve the appointment of the following member to be part of the Board of Officers, as Officers without specific designation: Mr. Daniel Fantoni Assa; Mrs. Elita Vechin Pastorelo Ariaz; Mr. Franco Luigi Fasoli; Mr. Jran Paulo Kambourakis and Mr. Roberto Alexandre Borges Fischetti.

On March 20, 2019, to approve the 20-F Form of Banco Santander referred to the fiscal year ended December 31, 2018.

On February 25, 2019, to approve the Consolidated Financial Statements of Banco Santander referred to the fiscal year ended December 31, 2018, prepared in accordance with the International Financial Reporting Standards (IFRS).

On January 29, 2019, to approve the Individual and Consolidated Financial Statements of Banco Santander, prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, respect to the fiscal year ended December 31, 2018.

7) Risk Management

On February 23, 2017, Bacen published CMN Resolution n° 4,557, which provides for the risk and capital management structure (GIRC) and entered into force 180 days from the date of its publication. The resolution highlights the need to implement an integrated risk and capital management framework, definition of integrated stress testing program and Risk Appetite Statement (RAS), constitution of Risk Committee and appointment of director for management and director of capital. Banco Santander is continuously and progressively developing necessary actions aiming at adherence to the resolution. We haven´t identified relevant impacts resulting from this standard up to the date of publication of this note.

For further information, see explanatory note nº 35 of Individual and Consolidated Financial Statements, prepared in accordance with accounting practices set by Brazilian Corporate Law, the standards of the National Monetary Council (CMN), the Bacen and document template provided by the Accounting National Financial System Institutions (Cosif) and the Brazilian Exchange Commission (CVM), that does not conflict with the rules issued by Bacen.

Structure of Capital Management

Banco Santander’s structure of capital management has a robust governance framework that supports the process related to this theme and establishes the attributions of each teams involved. Furthermore, there is a clear definition that should be adopted to effective capital management. More details can be consult in “Structure Capital and Risk Management”, available on Investor Relations website.

Internal Audit

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Internal Audit reports directly to the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency and reputation. The Internal Audit has quality certificate issued by the Institute of Internal Auditors (IIA).

In order to perform its duties and reduce coverage risks inherent to Banco Santander's activities, the Internal Audit area has internally developed tools that are updated when necessary. These include the risk matrix, used as a planning tool, prioritizing each unit’s risk level, considering, among others, its inherent risks, the last audit rating, level of compliance with recommendations and their size.  The work programs, which describe the audit tests to be performed, are reviewed periodically.

The Audit Committee and the Board of Directors favorably reviewed and approved the work plan of the Internal Audit for the year 2019

In the first semester of 2019, internal control procedures and controls on the information systems of the selected units were evaluated according to the work plan for the year, considering the effectiveness of the design and its operation. The Internal Audit informed the Audit Committee and the Board of Directors about the conclusions of the works done during that period, according to its annual plan.

8) People

The people are an essential element in the Organization. After all, it is they who think, project, develop, interact and build what the Banco Santander wants to be. This is why we invest in each of the 48.912 employees here in Brazil.

For the development of these people, the Corporate Academy - Academia Santander, works for a strong, transversal culture, allowing everyone, online and in person, to improve what they already know and explore new possibilities.

The Banco Santander supports leaders and managers so they are close and available. This action is based on three pillars: Feedback, Open Chat and Personalized Recognition, making alignment among all through recurrent and frank conversations, career guidance and special moments to reward team growth.

The Banco Santander values a diverse environment, where each competence and each difference is valued. Example is the Affinity Group, created to promote diversity and inclusion of all based on 5 pillars: Women's Leadership; Racial Equity; Disabled people; Diversity of Formations, Experiences and Generations and the LGBT + pillar. Another good example is our Talent Show, which this year reaches its 2nd edition. In it, we open space to know the most different performances and to explore the universe of abilities that exist here, allowing interaction and fraternization between the colleagues.

The result of all these actions is the high rate of engagement, as evidenced by two surveys that we conducted annually and which brought us excellent indicators. One of them points out that at least 91% of employees say they want to stay here for a long time. The Banco Santander believes that this satisfaction reflects positively on the interactions with the Clients, generating greater linkage, sustainable growth and investments in the Company, which leads the Banco Snatnder to be the best bank for all stakeholders.

9) Sustainable Development

Santander Brasil's Sustainability strategy is based on three pillars: (i) efficient and strategic use of Natural Capital; (ii) Potential Development; and (iii) Resilient and Inclusive Economy. The Bank's vision of the future, through these pillars, is to support Brazilian society in its transformation to Brazil of the 21st Century, maintaining excellence and responsibility in internal management, with ethical values as the basis and technology at the service of people and Business.

Banco Santander remained for the 9th consecutive year in the B³ (ISE) Business Sustainability Index portfolio and in 2019 was recognized by the Diversity EXAME Guide as the company of the year and the financial institution with the best practices of inclusion and diversity of the national market. Still in 2019, it received an AA rating (on an AAA-CCC scale) in the MSCI ESG Ratings assessment.

In the second half, Banco Santander disbursed R $ 417.6 million in Socio-environmental Business, with Prospera Santander Microcredit generated around R $ 947 million in production (82% more than the same period in 2018).

Through Santander Universities, Santander awarded more than 660 study grants in the first half of the year, from the Santander University-Business Program, where it contributes with a scholarship of R $ 700 to help the student to pay tuition and/or related costs and own programs , carried out directly with the Universities.

The Friend of Value Program allows Banco Santander, as well as employees and customers, to direct part of the income tax directly to the Child and Adolescent Rights Funds. In 2018, this program raised funds totaling more than R $ 13 million, which were directed to 67 projects in Brazil.

Additionally, for six weeks, some agencies were opened on Saturdays to offer free financial guidance to the population.

The Bank assumed the goal of consuming renewable energy in 100% of its operations by the year 2025. The commitment will reach the service units throughout the country by the end of 2021 and all administrative buildings and data processing center until 2025.

Also launched was the Plastic Free project whose initial objective is to reduce the consumption of quick-use plastic (cups and bottles) in our administrative buildings and by 2020 to impact all agencies.

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10) Independent Audit

Banco Santander's policy of including its subsidiaries in contracting services not related to the external audit of its independent auditors is based on Brazilian and international auditing standards that preserve the auditor's independence. This reasoning provides as follows: (i) the auditor should not audit his own work, (ii) the auditor should not perform managerial duties on his client, (iii) the auditor should not promote the interests of his client, and (iv) need for approval of any services by the Bank's Audit Committee.

In compliance with the Instruction of the Securities Commission 381/2003, Banco Santander informs that in the period ended June 30, 2019, PricewaterhouseCoopers did not provide services not related to the independent audit of the Financial Statements of Banco Santander and subsidiaries above 5% of total fees related to independent auditing services.

In addition, the Bank confirms that PricewaterhouseCoopers has procedures, policies and controls to ensure its independence, which include an evaluation of the work performed, covering any service that is not independent of the Financial Statements of Banco Santander and its subsidiaries. This evaluation is based on the applicable regulations and accepted principles that preserve the independence of the auditor. The acceptance and provision of professional services not related to the external audit in the period ended June 30, 2019 did not affect the independence and objectivity in conducting the external audits carried out in Banco Santander and other entities of the Group, since the above principles were observed.

The Board of Directors

The Executive

(Authorized at the Meeting of the Board of July 22, 2019).

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(Free Translation into English from the Original Previously Issued in Portuguese)
BANCO SANTANDER (BRASIL) S.A. Executive’s Report of Independent Auditors' Report

For purposes of compliance with Article 25, § 1, VI, CVM Instruction 480, of December 7, 2009, the Executives' of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with the Banco Santander's Financial Statements for the period ended June 30, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by the Audit Committee of the Company.

Banco Santander Executives on June 30, 2019:

Chief Executive Officer

Sergio Agapito Lires Rial

Senior Vice-President Executive Officers

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officer

José Roberto Machado Filho

Officers without specific designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

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For purposes of compliance with Article 25,§ 1, V,CVM Instruction 480, of December 7, 2009, the Executives of Banco Santander (Brasil) S.A. (Banco Santander) (Company) state that they have discussed, reviewed and agreed with Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) of Banco Santander which includes the Independent Auditors' Report for the period ended June 30, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) and the documents that comprise it, being: Management Reports, consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, consolidated statements of changes in equity and notes to the consolidated financial statements, prepared according IFRS issued by the International Accounting Standards Board (IASB). These financial statements and the documents that comprise it, have been the object of an unqualified review report of the Independent Auditors and the recommendation for approval issued by Audit Committee of the Company.

Banco Santander Executives on June 30, 2019:

Chief Executive Officer

Sergio Agapito Lires Rial

Senior Vice-President Executive Officer

José de Paiva Ferreira

Vice-President Executive Officer and Investor Relations Officer

Angel Santodomingo Martell

Vice-President Executive Officers

Alberto Monteiro de Queiroz Netto

Alessandro Tomao
Antonio Pardo de Santayana Montes
Carlos Rey de Vicente
Jean Pierre Dupui
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Mário Roberto Opice Leão

Patrícia Souto Audi
Vanessa de Souza Lobato Barbosa

Executive Officer

José Roberto Machado Filho

Officers without specific designation

Alexandre Grossmann Zancani

Amancio Acúrcio Gouveia

André de Carvalho Novaes

Carlos Aguiar Neto

Cassio Schmitt

Claudenice Lopes Duarte

Daniel Fantoni Assa

Ede Ilson Viani

Elita Vechin Pastorelo Ariaz

Franco Luigi Fasoli

Germanuela de Almeida de Abreu

Gilberto Duarte de Abreu Filho

Gustavo Alejo Viviani

Igor Mario Puga

Jean Paulo Kambourakis

José Teixeira de Vasconcelos Neto

Leopoldo Martinez Cruz

Luis Guilherme Mattos de Oliem Bittencourt

Luiz Masagão Ribeiro Filho

Marino Alexandre Calheiros Aguiar

Nilton Sergio Silveira Carvalho

Rafael Bello Noya

Ramón Sanchez Díez

Ramon Sanchez Santiago

Reginaldo Antonio Ribeiro

Roberto Alexandre Borges Fischetti

Robson de Souza Rezende

Rodrigo Cury

Sérgio Gonçalves

Thomas Gregor Ilg

Ulisses Gomes Guimarães

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 22, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer